

Watts Water Technologies, Inc.

ANNUAL REPORT
2024



150 YEARS



























































WATTS
A Legacy of Water Safety Innovation

Corporate Profile

Watts Water Technologies, Inc. is a global manufacturer headquartered in the United States that provides one of the broadest plumbing, heating, and water quality portfolios in the world serving commercial, residential, and industrial applications. Watts' solutions are centered around safety and regulation, water conservation, and energy efficiency. Watts has a global presence with approximately 4,800 employees serving the Americas, Europe, and Asia-Pacific, Middle East, and Africa (APMEA) markets.

Our Mission

To improve comfort, safety, and quality of life for people around the world through our expertise in a wide range of water technologies. To be the best in the eyes of our employees, customers, and shareholders.

Historical Performance

Total Net Sales
($ Billions)

$1.51
$1.81
$1.98
$2.06
$2.25
2020
2021
2022
2023
2024

Adj. EBITDA ($M)* **&**
Adj. EBITDA Margin (%)*

$239
$304
$363
$408
$454
15.9%
16.8%
18.3%
19.9%
20.1%
2020
2021
2022
2023
2024

Adjusted Earnings per Share*

$3.88
$5.52
$7.13
$8.27
$8.86
2020
2021
2022
2023
2024

For further discussion of "adjusted EBITDA", "adjusted EBITDA margin", "adjusted operating margin", "adjusted earnings per share", and "free cash flow", which are non-GAAP financial measures, and the reconciliation to the comparable GAAP measures, see the last page of this Annual Report to Shareholders and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K included in this Annual Report to Shareholders.

Our Brands

AERCO · AMES Fire & Waterworks · APEX Valves · AVG Australian Valve Group · bar · BLÜCHER · Bradley

The Detection Group · Dormont · ENWARE · FEBCO · HF scientific · I-CON

JOSAM · LEAK DEFENSE · Mueller Steam Specialty · ORION · POWERS · Premier

PVI · SOCLA · SunTouch · tekmar · valpes · WATTS

Photos: Members of the Global Leadership Team visited the New York Stock Exchange to ring the bell in honor of the company's 150th Anniversary.

To Our Shareholders



2024 was a landmark year for us: we celebrated the company's 150th anniversary and achieved another year of record results. We continued to perform well in a challenging market environment and delivered outstanding performance as we focused on our customers, drove productivity through the One Watts Performance System, and executed on our growth initiatives, including digital transformation and accretive acquisitions.

We successfully integrated our acquisitions of Bradley Corporation and Josam Company into our portfolio. Both brands increased our exposure to highly specified non-residential markets in the Americas, including attractive institutional markets. We continued to execute on our M&A strategy with the acquisition of I-CON Systems in early January 2025, which not only provides growth opportunities in the correctional facilities niche of the institutional market, but also expands our digital offerings.

We made great strides in our ongoing digital transformation with the launch of Nexa, our intelligent water management solution. Nexa uniquely integrates sensing hardware, smart & connected equipment, a legacy of plumbing and hydronics systems expertise, and cutting-edge software into a powerful offering for customers in the commercial building space. Nexa also represents a pivotal step in our long-term goal to build new business models geared towards services and recurring revenue.

The proof of our success is in the numbers. In 2024, reported sales increased by 10% to a record $2.25 billion. Adjusted EBITDA rose 11% to a record $454 million, with an adjusted EBITDA margin of 20.1%, up 20 basis points from the prior year despite acquisition dilution of 40 basis points. Adjusted earnings per share increased 7% to a record $8.86. Free cash flow improved 18% to a record $332 million, with free cash flow conversion of 114%.

As we look forward, we expect to continue delivering innovative water technology solutions, pivoting to growth opportunities, capitalizing on secular trends, and strategically deploying assets. Just as important, we remain committed to positioning Watts' cost structure for long-term profitability and maintaining a strong balance sheet.

Our business benefits from alignment to long-term secular growth trends, including safety and regulation, energy efficiency, and water conservation. We have broad exposure to commercial, residential, and light industrial construction markets; an expansive product portfolio that diversifies our market exposure; a strong global footprint; and a robust repair and replacement business. While Watts has a proven track record of resilience over the course of many decades, it is crucial that we continue investing in strategic initiatives to drive growth and strengthen our market leadership position. This includes expanding in key growth sub-verticals, launching new products and solutions, and executing our digital strategy. We will continue to focus on innovation and profitable growth in 2025 and beyond as we drive value creation for our customers and shareholders.

Thank you for your support, both in the past and years to come. We look forward to updating you on our continued progress.

Sincerely,

Robert J. Pagano, Jr.
Chief Executive Officer, President, and Chairperson of the Board











































Photos 1-5: Members of the Global Leadership Team joined employees around the globe to commemorate the company's 150th Anniversary with individual site celebrations.

6: CEO Bob Pagano and Director Emeritus Tim Horne celebrate the 150th Anniversary with cake and a party at Watts' global headquarters in North Andover, MA.

7-8: To honor the anniversary of 9/11, employees welcomed local first responders to our global headquarters and treated them to lunch.

9-10: Colleagues across the globe celebrated Watts Pink for a Day by wearing pink to raise $25,000 for breast cancer research.

11-14: As part of the inaugural Year of the Watts Cares Community Giving Program, colleagues filled 150 backpacks with school supplies for the local Boys & Girls Club, removed two tons of trash from a local waterway, and participated in several environmental cleanups in the areas surrounding our facilities. Employees volunteered more than 5,000 hours globally in 2024.

15-17: Through the company's ongoing partnership with Planet Water Foundation, Watts provided safe, clean drinking water to 21,600 vulnerable children and community members in four countries.

18: CEO Bob Pagano tours the latest advancements at the BLÜCHER facility in Vildbjerg, Denmark.

19-20: Watts made a splash at a variety of trade shows in 2024, including Big 5 Global in Dubai and the ASPE Convention & Expo in Columbus, Ohio, where the team earned the Best in Show for Large Booths award.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-11499

WATTS WATER TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**04-2916536**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
815 Chestnut Street, North Andover, MA	**01845**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(978) 688-1811**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.10 per share	WTS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $4,986,904,115 based on the closing sale price as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at January 26, 2025
Class A common stock, $0.10 par value per share	27,361,801 shares
Class B common stock, $0.10 par value per share	5,953,290 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders expected to be held on May 21, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

This Annual Report on Form 10-K contains statements that are not historical facts and are considered forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements contain projections of our future results of operations or our financial position or state other forward-looking information. In some cases, you can identify these forward-looking statements by words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," and "would" or similar words. The forward-looking statements contained in this report include statements regarding our products and product development, our strategy and transformational initiatives, our anticipated financial performance and financial condition, the strength of our supply chain, acquisitions or divestitures, impacts from changes in regulation and law including tariffs, industry trends, dividend payments, and expectations regarding legal and regulatory matters. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors may cause our actual results, performance or achievements to differ materially from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Some of the factors that might cause these differences are described under Item 1A—"Risk Factors." You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this report, and, except as required by law, we undertake no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

PART I

Item 1.   *BUSINESS.*

In this Annual Report on Form 10-K, references to "the Company," "Watts Water," "Watts," "we," "us" or "our" refer to Watts Water Technologies, Inc. and its consolidated subsidiaries.

Overview

Watts Regulator Co. was founded by Joseph E. Watts in 1874 in Lawrence, Massachusetts. Watts Regulator Co. started as a small machine shop supplying parts to the New England textile mills of the 19th century. Since then, Watts has grown into a global manufacturer and become one of the world's leading providers of water technologies and solutions that are designed to promote safety, energy efficiency, and water conservation for commercial and residential buildings. Watts Water Technologies, Inc. was incorporated in Delaware in 1985 and is the parent company of Watts Regulator Co.

Our strategy is to be the preferred supplier of differentiated solutions, systems and products that manage and conserve the flow of fluids and energy into, through and out of buildings in the commercial and residential markets of the Americas, Europe, and Asia-Pacific, Middle East and Africa ("APMEA"), our three geographic segments. Within this framework, we focus upon three themes: safety and regulation, energy efficiency and water conservation. This strategy provides us with a platform to increase our earnings through sales growth, both organic and inorganic, and the systematic reduction of manufacturing costs and operational expenses.

Our strategy is to expand organically by introducing new, complementary products and solutions in existing markets, by enhancing our preferred brands, by promoting plumbing code development to drive the need for safety and quality products and by continually improving merchandising in our wholesale and retail distribution channels. We focus on selling solutions to our customers that integrate a variety of our product offerings. We target selected new products and geographic markets based on growth potential, including our ability to leverage our existing distribution channels. Additionally, we leverage our distribution channels through the introduction of new products and solutions, as well as the integration of products of our acquired companies.

The Internet of Things ("IoT") has allowed companies to transform components and products into smart and connected solutions. We are committed to enhancing our smart and connected capabilities by expanding our internal competencies and making strategic acquisitions. We continue to invest in these capabilities by expanding our architecture development, enhancing digital tools used by our customers, including Watts' website, and investing in new smart and connected product development projects. Our strategy focuses on three dimensions: Connect, Control and Conserve. In 2024, 25% of our revenue was from smart and connected enabled products. We have introduced and plan to continue offering new products that will connect our customers with smart systems, control systems for optimal performance, and conserve critical resources by increasing operability, efficiency and safety. In 2024, we launched Nexa, the intelligent water management solution, which integrates sensing hardware, smart and connected equipment and software to provide a powerful offering for customers in the commercial building space and users of a building's water system. This new solution provides insight into water systems and unlocks significant value in onsite operations and water risk management, while supporting customers' sustainability targets.

We continue to focus on sustainability by taking steps to reduce the negative impact our operations have on the environment while generating economic value, and we manufacture and sell solutions, products and technologies that enable our customers to reduce their negative impact to the environment. As a leading global water technology company, we address some of the world's most important sustainability priorities: the conservation, control and safe use of water. In 2024, we completed a project to conduct Life Cycle Assessments (LCAs) for all of our products produced in our largest production plant and foundry located in Franklin, New Hampshire, representing many of our largest and most impactful product lines. This project also allowed us to generate 30 Environmental Product Declarations (EPDs) for our top selling products, and we plan to generate EPDs for all Backflow, ACV, Regulators, Relief Valves and Mixing valves in 2025. Globally, we completed our first plant-level LCA for our plant in Vildbjerg, Denmark, which covers all stainless steel products produced at the location, and, in 2025 we plan to generate EPDs for stainless steel products produced at this location. Our strategy is anchored by a commitment to connect our customers to smart systems, control those systems for optimal performance, and conserve critical water and other resources by increasing operability, efficiency, and safety. In 2024, we broadened the offerings of our enabled backflow preventor product line with smart and connected capability options that provide flood and freeze detection, helping avoid water waste and mitigate damage. Operationally, we have reduced our global water consumption and greenhouse gas emissions, improved our safety performance, continued to foster an engaging work environment, and maintained robust ethics and compliance programs so that we do business with integrity and in accordance with high ethical standards.

We intend to generate incremental growth by targeting select acquisitions both in our core markets and in new complementary markets. We have completed 14 acquisitions since 2015. Our acquisition strategy focuses on businesses that manufacture preferred brand name products that address our themes of safety and regulation, energy efficiency and water conservation. We target businesses that will provide us with one or more of the following: an entry into new markets, improved channel access, unique and/or proprietary technologies, advanced production capabilities or complementary solution offerings. In the last two years, we completed four strategic and complementary acquisitions that expanded our addressable market and are intended to enable value creation through greater scale and growth opportunities.

We are committed to reducing our manufacturing and operating costs using Lean methodologies to drive improvement across all key processes. We have a number of manufacturing facilities in lower-cost regions, including a contract manufacturing facility in Mexico and manufacturing facilities in China, Bulgaria and Tunisia. In recent years, we have announced global restructuring plans which reduced our manufacturing and distribution footprint in order to reduce our costs and to realize incremental operating efficiencies.

Additionally, a majority of our manufacturing facilities are ISO 9001 certified by an accredited third party certification body to the ISO standards.

The majority of our sales are for products that have been approved under regulatory standards incorporated into state and municipal plumbing, heating, building and fire protection codes in the Americas, Europe and certain countries within APMEA. We have consistently advocated for the development and enforcement of plumbing codes and are committed to providing products to meet these standards.

Products and Solutions

We have a broad range of products and solutions in terms of design distinction, size and configuration. We classify our many products and solutions into four global categories. These categories are:

- Residential & commercial flow control and protection—includes products and solutions typically sold into plumbing and hot water applications such as backflow preventers, water pressure regulators, temperature and pressure relief valves, thermostatic mixing valves, leak detection and protection products, commercial washroom solutions and emergency safety products and equipment. Many of our flow control and protection products are now smart and connected enabled, warning of leaks, floods, freezing temperatures and other hazards with alerts to Building Management Systems ("BMS") and/or personal devices giving our customers greater insight into their water management and the ability to shut off the water supply to avoid waste and mitigate damage. Residential & commercial flow control and protection products accounted for approximately 60%, 56% and 52% of our total net sales in 2024, 2023 and 2022, respectively.

- Heating, ventilation and air conditioning ("HVAC") & gas—includes commercial high-efficiency boilers, water heaters and custom heat and hot water solutions, hydronic and electric heating systems for under-floor radiant applications, hydronic pump groups for boiler manufacturers and alternative energy control packages, and flexible stainless steel connectors for natural and liquid propane gas in commercial food service and residential applications. Most of our HVAC products and solutions feature advanced controls enabling customers to easily connect to the BMS for better monitoring, control and operation. HVAC & gas products and solutions accounted for approximately 24%, 29% and 31% of our total net sales in 2024, 2023 and 2022, respectively.

- Drainage & water re-use—includes drainage products and engineered rain water harvesting solutions for commercial, industrial, marine and residential applications, including connected roof drain systems. Drainage & water re-use products and solutions accounted for approximately 11%, 10% and 10% of our total net sales in 2024, 2023 and 2022, respectively.

- Water quality—includes point-of-use and point-of-entry water filtration, monitoring, conditioning and scale prevention systems for commercial, marine and residential applications. Water quality products and solutions accounted for approximately 5%, 5% and 7% of our total net sales in 2024, 2023 and 2022, respectively.

Commercial and Operational Excellence

We strive to invest in product innovation that meets the wants and needs of our customers. Our focus is on differentiated products and solutions that will provide greater opportunity to distinguish ourselves in the marketplace. Our goal is to be a solutions provider, not merely a components supplier. We refer to this customer-facing mindset as commercial excellence, and we are continually looking for strategic opportunities to invest or divest, where necessary, in order to meet those objectives. In conjunction with this customer-centric focus, we continually review our operations to ensure we can efficiently and effectively produce and deliver products to customers. We are also striving to simplify our administrative operations to drive further efficiencies. We call this aspect of our business operational excellence. In 2024, we embarked on a multi-year SAP Enterprise Resource Planning ("ERP") system implementation for our Americas and APMEA regions to consolidate our business systems, drive productivity and support our smart and connected strategy. The new ERP is designed to enable commercial and operational excellence by empowering our resources through a modern, standardized and connected experience.

Customers and Markets

We sell our products and solutions to plumbing, heating and mechanical wholesale distributors and dealers, original equipment manufacturers ("OEMs"), specialty product distributors, and major do-it-yourself ("DIY") and retail chains.

Wholesalers. Approximately 66%, 62% and 60% of our net sales in 2024, 2023 and 2022, respectively, were to wholesale distributors for commercial and residential applications.

OEMs. Approximately 11%, 15% and 15% of our net sales in 2024, 2023 and 2022, respectively, were to OEMs. In the Americas, our typical OEM customers are water heater manufacturers and equipment and water systems manufacturers needing flow control devices and other products. Our sales to OEMs in Europe are primarily to boiler manufacturers and radiant system manufacturers. Our sales to OEMs in APMEA are primarily to water heater, air conditioning, and appliance manufacturers.

Specialty. Approximately 19%, 19% and 21% of our net sales in 2024, 2023 and 2022, respectively, were through our specialty channel. The specialty channel primarily includes sales related to high-efficiency boilers and water heaters, water filtration and conditioning products and solutions, specialty floor and tile products, food service products and leak detection products.

DIY Chains. Approximately 4% of our net sales in each of 2024, 2023 and 2022 were to DIY chains. The DIY channel primarily includes sales related to valves and a portion of our water quality products.

In 2024, 2023 and 2022, no customer accounted for more than 10% of our total net sales. Our top ten customers accounted for $512.0 million, or 22.7%, of our total net sales in 2024; $440.4 million, or 21.4%, of our total net sales in 2023; and $431.7 million, or 21.8%, of our total net sales in 2022. Thousands of other customers constituted the balance of our net sales in each of those years.

Marketing and Sales

For product sales in the Americas, we rely primarily on commissioned manufacturers' representatives to market our product lines, some of which maintain a consigned inventory of our products. These representatives sell primarily to plumbing and heating wholesalers and contractors or supply DIY stores. Our specialty channel products in the Americas are sold through independent representatives, dealers and distributors. We also sell products directly to wholesalers, OEMs and private label accounts primarily in Europe and APMEA, and, to a lesser extent, in the Americas.

We aim to inform and educate our channel partners, installers and end-use customers on how to maximize our product solutions. We do so through a variety of traditional and digital marketing avenues, including social media, trade shows, and advertising. We pride ourselves in providing industry leading product education through four distinct training vehicles: Online Courses, on-location Lunch and Learns, Live and Virtual Instructor Led Training, and Continuing Education Units (CEUs) for designers.

Manufacturing

We have integrated and automated manufacturing capabilities, including a state-of-the-art foundry dedicated exclusively to the production of products that qualify as "lead-free" under the U.S. Safe Drinking Water Act; and machining capabilities, plastic extrusion, and injection molding and assembly operations. Our foundry operations include metal pouring systems, automatic core making, and brass and bronze die-castings. Our machining operations feature computer-controlled machine tools, high-speed chucking machines with robotics, robotic assembly capability, laser-cutting technology, and automatic screw machines for machining bronze, brass and steel components. Our heating and hot water product manufacturing capabilities include all phases of light and heavy gauge metal fabrication, incorporating the latest technology for welding and brazing, as well as laser cutting; automated and robotic applications; and metal finishing, which includes chemical passivation of stainless steel. We have invested in recent years to expand our manufacturing capabilities and to adopt the most efficient and productive equipment. We are committed to maintaining our manufacturing equipment at a level consistent with current technology in order to maintain high levels of quality and manufacturing efficiencies. In 2024, we continued to invest in our systems, our manufacturing facilities and our commercial and operational excellence initiatives.

Capital expenditures and depreciation for each of the last three years were as follows:

	Years Ended December 31,		
	2024	2023	2022
	(in millions)		
Capital expenditures	$ 35.3	$ 29.7	$ 28.1
Depreciation	$ 34.6	$ 30.1	$ 27.6

Purchased Raw Materials and Components

Our products are made using various purchased components and raw materials, including primarily bronze, brass, cast iron, stainless steel, steel, and plastic. Substantially all of the raw materials we require to manufacture our products are purchased from outside sources. The commodity markets have experienced tremendous volatility over the past several years, particularly with respect to copper and stainless steel, and we have experienced high inflationary pressures in these markets. Tariffs impact the total cost of our products and the components and raw materials that go into manufacturing them. The new, substantial tariff increases on imports to the United States from Canada and Mexico (in addition to China) announced on February 1, 2025, should they be implemented and sustained for an extended period of time, could adversely impact the gross margin we earn on our products. Because we internationally source a significant amount of raw materials and components, several months of raw materials and work in process are moving through our supply chain at any point in time. We are not able to predict whether component costs or commodity costs, including copper and stainless steel, will significantly increase or decrease in the future. If component costs or commodity costs increase in the future and we are not able to reduce or eliminate the effect of the cost increases by reducing production costs or implementing price increases, our profit margins could decrease. If component costs or commodity costs were to decline, we may experience pressure from customers to reduce our selling prices. The timing of any price reductions and decreases in commodity costs may not align. As a result, our margins could be affected.

With limited exceptions, we have multiple suppliers for our components and raw materials. We believe our relationships with our key suppliers are strong and an interruption in supply from any one supplier would not materially affect our ability to meet our immediate demands while another supplier is qualified. We regularly review our suppliers to evaluate their capabilities. If a supplier is unable to meet our demands, we believe that in most cases our inventory of components and raw materials will allow for sufficient time to identify and obtain the necessary commodities and other raw materials from an alternate source. We believe that the nature of the components and raw materials used in our business are such that multiple sources are generally available in the market. However, our current and alternative suppliers are largely concentrated in China. The occurrence of natural disasters, public health crises such as pandemics or epidemics, political crises such as war, terrorism or political instability, or other events that result in widespread business or supply chain disruptions in China or the imposition of tariffs that make it more costly or cost prohibitive to source raw materials from China could have a material adverse effect on our ability to obtain necessary components and raw materials, and our business and operating results could suffer. Alternative sources for raw materials may not be timely available or available at reasonable cost.

Refer to Item 1A. "Risk Factors" for risks related to the impact of supply chain and logistic disruptions and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional disclosure.

Code Compliance

Products representing a majority of our sales are subject to regulatory standards and code enforcement, which typically require that these products meet stringent performance criteria. Codes and standards in the Americas are established by industry and government organizations such as the American Society of Mechanical Engineers (ASME), the Canadian Standards Association (CSA), the American Society of Sanitary Engineering (ASSE), NSF International (NSF), Underwriters Laboratories (UL), the Environmental Protection Agency (EPA), the Californian Energy Commission (CEC), the International Code Council (ICC) and the International Association of Plumbing and Mechanical Officials (IAPMO). Many of the codes and standards are incorporated into state and municipal plumbing and heating, building and fire protection codes.

National regulatory standards in Europe vary by country. The major standards and/or guidelines that our products must meet are AFNOR (France), DVGW (Germany), UNI/ICIM (Italy), SVGW (Switzerland), SITAC (Sweden), WRAS (United Kingdom) and CEN (Denmark). Further, there are local regulatory standards requiring compliance as well.

We consistently advocate for the development and enforcement of plumbing codes and standards. Our product-testing capabilities and quality control processes are core competencies. Our manufacturing operations consistently maintain stringent quality control and testing procedures, thus ensuring products remain in continuous compliance with all requirements. Investment in product-testing capability and in plant and equipment also ensures ongoing continuous product compliance. Additionally, a majority of our manufacturing facilities are ISO 9001 certified by an accredited third party certification body.

Watts also proactively monitors and participates in regulatory, codes and standards development activities with the various aforementioned entities and others. We are a primary participating member of the U.S.-based voluntary industry association American Supply Association ("ASA"), which provides its members with industry information and coordinates resources for addressing regulatory issues and developing and maintaining codes and standards. Watts is also a member of the Canadian Institute of Plumbing and Heating (CIPH), which provides a similar function and benefit as ASA by monitoring and advocating on behalf of its members on various legislative and regulatory issues.

New Product Development and Engineering

We retain our own product development staff, design teams, and testing laboratories in the Americas, Europe and APMEA that work to enhance our existing products and develop new products and solutions with a focus on sustainable, customer-centric technological innovation and smart and connected solutions. We maintain sophisticated product development and testing laboratories and continue to invest in our smart and connected product pipeline. We employ a global new-product development process that is used to prioritize, guide, and support new projects. Over the years, we have continued to bring innovation to our markets, with smart and connected advancement in our backflow product line to provide sensors for flood and freeze detection, notification, and tampering security, providing potential to avoid water loss and mitigate damage from undetected floods. Leak detection has also become an important product group helping avoid costly water-based damage and loss, providing the ability to shut off water supply remotely at the first detection of a leak with our Leak Defense system. We continue to invest in leak detection and have solutions that service both the residential market and commercial properties and multifamily units, together making water safer and cutting off water loss. We launched an advanced technology strainer used in commercial and residential plumbing systems that allows for communication to a cellphone or BMS when the flow rate is reduced due to debris or blockages, improving process efficiency and is able to reduce total cost of maintenance for customers. We also launched three new AERCO boilers this year, with two being electric. The Benchmark E, a powerful, low-emissions electric boiler, which is capable of providing superior reliability and increased energy savings, and the Sequoia, an electric high voltage immersed electric boiler ideal for large commercial and industrial applications in need of space heating or hot water processing, including universities, manufacturing plants, hospitals, EV/car companies and chemical plants. In addition, we launched the AERCO CFR, the world's first stainless steel condensing boiler which can be installed on Category 1 vents (for non-condensing venting for boilers).

In 2024, we launched 25 new smart and connected product offerings, adding to our portfolio and expansion of our smart and connected strategy. We will continue to focus on and invest in our global new product development program to leverage new technologies, inhouse expertise and our electronics capabilities to expand our smart and connected strategy.

Competition

The domestic and international markets for energy efficient products, water conservation devices, and products that address the safety and regulation for the flow of fluids, are intensely competitive and require us to compete against some companies possessing greater financial, marketing and other resources than ours. Due to the breadth of our product offerings, the number and identities of our competitors vary by product line and market. We consider quality, brand preference, delivery times, engineering specifications, plumbing code requirements, price, technological expertise, breadth of product offerings, products that help customers' sustainability efforts, and smart and connected products and solutions to be the primary competitive factors. We believe that new product development and product engineering are also important to success in the water industry and that our position in the industry is attributable in part to our ability to develop new and innovative products quickly and to adapt and enhance existing products. We continue to develop new and innovative products to expand our market position and are implementing manufacturing and design programs to reduce costs. We cannot be certain that our efforts to develop new products will be successful or that our customers will accept our new products. Although we own certain patents and trademarks we consider to be of importance, we do not believe that any one of our patents or trademarks or patent or trademark protection generally are material to our business.

Human Capital Management

We believe our employees are our greatest asset, and we aim to provide a safe, engaging and high-performance culture where our employees can thrive. As of December 31, 2024, we had approximately 4,800 employees globally, including 2,500 in the Americas, 1,900 in Europe and 400 in APMEA. At Watts, we strive to attract, develop, retain and engage high performing talent and we reward employee performance. By developing and promoting our talented people, we are creating value for our customers and shareholders. As the economy and our business grow, so does the need for highly qualified talent; hence we are always competing for the best people in an environment of increasingly challenged supply. To that end, we have developed, and continue to enhance and refine, a robust and comprehensive talent management strategy which spans from talent attraction to performance management, career development and retention of our top talent, to succession planning across our organization. We continually strive to cultivate and support a highly engaged and productive workforce with employees from all backgrounds.

Talent Acquisition

- Recruitment efforts follow a defined Talent Acquisition process to attract and hire top talent.
- We provide a robust college internship program to identify and cultivate an early-in-career pipeline of talent.
- We are actively engaging with colleges and universities and professional organizations to help attract and recruit the best talent.
- We engage with external professional recruiting firms to supplement our internal recruiting efforts as needed.
- We employ varying sourcing strategies and technology platforms to increase our outreach to candidate pools of all different backgrounds.
- We have a global employee referral bonus program to attract qualified candidates and reward employees.

Professional Development

- *Team Building.* In 2024, we continued our global roll-out of a training program that is designed to build leadership skills, including team building behaviors. This training included, where permitted by law, three modules focused on making better decisions, creating teams where people feel valued and empowering people to contribute ideas.
- *Watts Training & Development Offerings Catalog.* We partner with external vendors to offer leadership and professional development opportunities such as coaching for improved performance, time management and new manager skills.
- *Performance Management Training.* We offer a targeted training series addressing the components of performance management to help all employees accomplish their individual goals and strategic objectives of the organization. Specific modules have been developed for all employees on goal setting, performance conversations, assessing performance, and career development.
- *LinkedIn Learning Curriculum.* We provide a comprehensive suite of online LinkedIn Learning courses to supplement live, instructor-led training. Learning collections on relevant topics are provided which employees can access on-demand.
- *Coaching.* We provide global coaching opportunities through external partnerships targeted to the individual's coaching and development needs.

Engagement and Performance Management

- *Senior Leader Communication and Transparency.* We actively seek opportunities for regular engagement and communication by our CEO and other senior executive leaders with our broader employee population. For example, the Quarterly Connect Meetings and the quarterly CEO videos that follow the release of our quarterly earnings are accessible to thousands of employees across the Company.
- *Employee Engagement Surveys.* We conduct confidential company-wide employee engagement surveys. Feedback from these surveys provides our management team with valuable information about our workplace culture. Survey results are also reviewed with our Board and used to develop and refine other aspects of our talent strategies. In 2024, 80% of our Americas employee population participated in a pulse survey to gain feedback on a core set of engagement items and performance drivers aligned to our business priorities.

- *Employee Engagement - Recognition.* We continue to strive for success in being an employer of choice which is a testament to our commitment to fostering a positive and engaging workplace culture. In 2024, Watts was recognized, by our employees, as a best-in-class place for employment in two regions. 80% of our employees in our North Andover, MA, US, Headquarters participated in the Massachusetts Top Places to Work survey, resulting in being named by the Boston Globe as one of the Top Places to Work in Massachusetts. Top Places to Work measures employee opinions about their company's direction, execution, connection, work, pay, benefits and engagement. Our Watts China location was certified as a Great Place to Work, with 88% of employees participating in the Great Place to Work Trust Index survey which gathers insight on workplace environment factors and various management behaviors related to trust from the employees' perspective.
- *Performance Management Framework.* We maintain a robust annual performance management process across the organization. Together with their managers, employees start the process by setting goals; year-end activities begin with employee self-assessments and conclude with a conversation led by the manager on goal accomplishment and defined cultural behaviors.
- *Safety.* Employee safety is one of our highest priorities and we strive for zero hazards and zero injuries by educating and training employees on safety best practices through awareness campaigns and related engagement initiatives.

Access & Culture

An integral part of our mission to build a high performance, value-driven culture is creating a culture that welcomes employees of all identities, backgrounds and cultures. Our path to innovation starts and ends with our employees, who are fundamental to the vibrancy and success of Watts. Everything we accomplish depends on creating an environment that is engaging and supportive and enables employees to perform to their potential.

Watts's mission is to cultivate and sustain a workplace that integrates this culture in everything we do to fuel innovation, empower our people to reach their full potential and foster stronger connections with our partners. To support this mission, we have incorporated this culture into the Watts strategic pillars, cultural behaviors, global performance management and talent review frameworks, as well as the Global Leadership Team's goals.

We also established a regular cadence for pay equity review and added benefits including additional paid parental leave and family planning in the U.S. and mental health resources globally through our Employee Assistance Program.

In addition, we monitor employee perception on our culture through employee feedback, and we create awareness with our employees through the company intranet, in employee meetings, and through a calendar of events designed to increase allyship and engagement. We formed employee resource groups, which are voluntary, employee-led groups that provide a space for all interested employees to gain professional development support, engage with our leadership teams, and drive initiatives to improve Watts.

ESG and Sustainability

Focus on Sustainability

We have demonstrated our focus on environmental sustainability by reducing our impact on the environment in multiple areas of our global business and by providing innovative products and solutions that can help customers to reduce their impact on the environment.

The Governance and Sustainability Committee of our Board of Directors has primary responsibility for the oversight of our environmental, social and governance ("ESG") efforts and strategy. The Governance and Sustainability Committee reviews the Company's ESG performance and strategic plans four times a year at its regularly scheduled quarterly meetings and receives additional updates from the Company's Chief Sustainability Officer as needed. At the management level, our General Counsel and Chief Sustainability Officer, who reports directly to our Chief Executive Officer, has general oversight responsibility for all sustainability matters. Our General Counsel and Chief Sustainability Officer also chairs our global Sustainability Steering Committee, which is made up of senior company leaders and is responsible for formulating our sustainability strategy and overseeing the execution of our environmental, social and governance initiatives.

Climate Change Impact

The increasing focus on sustainability and climate change has furthered demand for energy efficient products such as our high-efficiency boilers and water heaters, our Aegis heat pumps, under floor heating systems, smart thermostats, and our Microflex insulated pipes. Concern around water conservation has led to increased interest in products that are designed to reduce water consumption, such as our Nexa intelligent water management system, ACV Assure monitoring system, Intelliflow water shut off device, ZeroWaste reverse osmosis filters, OneFlow anti-scale system, Hygienic Pro drains, and our Trident™ and Leak Defense leak detection and water shutoff systems. We have also seen increased interest in our products and services that are designed to protect our customers from contaminated water and safeguard biodiversity, such as backflow preventers, HF Scientific ballast water testing systems, Intellistation® digital water mixing systems, and Lync® brand solutions. Severe weather events that cause damage to, or destruction of, water systems and plumbing devices have also resulted in increased demand for replacement products and repair kits.

Environmental Stewardship

We believe we have made substantial progress in reducing the environmental impact of our operations. Recent initiatives have resulted in a reduction on our global water consumption and our greenhouse gas emissions, including through the implementation of smart monitoring systems in many of our high water-use facilities to promote early leak and surge detection and investments in various energy reduction projects. With respect to our product handprint, we provide a portfolio of products, components and systems that conserve water, save energy, reduce waste and preserve water quality and safety. In addition, our goal is to embed sustainability throughout the lifecycle of our products to create safe, efficient, long-lasting products made with high-recycling-value materials wherever possible.

Social Responsibility

We are focused on creating both economic and social value and strive to have a positive impact on our global community. During 2024, we supported those in need through donations of money and products to several non-profit charitable organizations and through the volunteer efforts of our employees. One example was our ongoing partnership with the Planet Water Foundation. During 2024, we worked with Planet Water to fund the construction of eight AquaTowers and AquaSan systems during their World Water Day and Global Handwashing Day campaigns in order to provide clean, safe drinking water for people in Cambodia, Mexico, the Philippines and Vietnam and the construction of an additional emergency Aqua Tower in Vietnam in the wake of Typhoon Yagi. We also made donations to the American Red Cross to assist with relief efforts in the southeastern United States following Hurricanes Helene and Milton.

Governance, Business Ethics, and Compliance

We believe that good corporate governance and an environment of high ethical standards are important for us to achieve business success and to create value for our stockholders. Our Board is committed to high governance standards and continually works to improve them. We periodically review our corporate governance policies and practices and compare them to those suggested by various authorities on corporate governance and employed by other public companies and consider changes to our corporate governance policies and practices in light of such guidance and interpretations. We have adopted a Code of Business Conduct applicable to all officers, employees and Board members worldwide that serves as the foundation for our ethics and compliance program, and drives policy development, training initiatives, and reinforcement of our values throughout the global organization. We are also focused on adhering to responsible business practices, prioritizing employee safety and providing our employees with opportunities for personal and professional growth, including through programs and initiatives that support access, teamwork and reinforce our focus on building a high-performance, values-driven culture that welcomes employees of all identities, backgrounds and cultures. We also strive to have a positive impact on the communities in which we live and work and other communities in need through community involvement, educational partnerships and charitable giving.

Recognition

In 2024, we were recognized for the sixth year in a row as one of Newsweek's Most Responsible Companies and we were also selected by Newsweek as one of America's Greenest Companies for the second year in a row. We were also named one of America's Climate Leaders by USA Today for the second consecutive year.

More information about our sustainability efforts is included in our latest Sustainability Report, available at https://investors.wattswater.com/sustainability. The material on our website, including in our Sustainability Report is for informational purposes only and is not included as part of, or incorporated by reference into, this Annual Report on Form 10-K.

Product Liability, Environmental and Other Litigation Matters

We are subject to a variety of potential liabilities connected with our business operations, including potential liabilities and expenses associated with possible product defects or failures and compliance with environmental laws. We maintain product liability and other insurance coverage, which we believe to be generally in accordance with industry practices. Nonetheless, such insurance coverage may not be adequate to protect us fully against substantial damage claims. See Item 1A. "Risk Factors" and Note 16 of the Notes to the Consolidated Financial Statements, both of which are incorporated herein by reference.

Environmental Remediation

We have been named as a potentially responsible party with respect to a limited number of identified contaminated sites. The levels of contamination vary significantly from site to site as do the related levels of remediation efforts. Environmental liabilities are recorded based on the most probable cost, if known, or on the estimated minimum cost of remediation. Accruals are not discounted to their present value, unless the amount and timing of expenditures are fixed and reliably determinable. We accrue estimated environmental liabilities based on assumptions, which are subject to a number of factors and uncertainties. Circumstances that can affect the reliability and precision of these estimates include identification of additional sites, environmental regulations, level of clean-up required, technologies available, number and financial condition of other contributors to remediation and the time period over which remediation may occur. We recognize changes in estimates as new remediation requirements are defined or as new information becomes available. See Item 1A. "Risk Factors" and Note 16 of the Notes to the Consolidated Financial Statements, both of which are incorporated herein by reference.

Asbestos Litigation

We are defending lawsuits in different jurisdictions, alleging injury or death as a result of exposure to asbestos. The complaints in these cases typically name a large number of defendants and do not identify any of our particular products as a source of asbestos exposure. To date, discovery has failed to yield evidence of substantial exposure to any of our products and no judgments have been entered against us. Based on information currently known to it, management believes that these matters are not likely to have a material adverse effect on the business or financial condition of the Company, or to have a material adverse effect on the Company's operating results for any particular period.

Other Litigation

Other lawsuits and proceedings or claims, arising from the ordinary course of operations, are also pending or threatened against us.

Available Information

We maintain a website with the address *www.wattswater.com*. The information contained on our website is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. Other than an investor's own internet access charges, we make available free of charge through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we have electronically filed such material with, or furnished such material to, the Securities and Exchange Commission ("SEC").

Information about Our Executive Officers and Directors

Set forth below are the names of our executive officers and directors, their respective ages and positions with our Company, and a brief summary of their business experience for at least the past five years:

Executive Officers	Age	Position
Robert J. Pagano, Jr.	62	Chief Executive Officer, President, Chairperson of the Board and Director
Shashank Patel	64	Chief Financial Officer & Interim Chief Information Officer
Monica Barry	54	Chief Human Resources Officer
Andre Dhawan	61	Chief Operating Officer
Kenneth R. Lepage	54	General Counsel, Chief Compliance Officer, Chief Sustainability Officer & Secretary
Elie A. Melhem	61	President, Asia-Pacific, the Middle East & Africa
Non-Employee Directors		
Rebecca J. Boll(1)(3)	53	Director
Michael J. Dubose(2)(3)	69	Director
David A. Dunbar(2)(3)	63	Lead Independent Director
Louise K. Goeser(2)(3)	71	Director
Kenneth Napolitano(1)(3)	63	Director
Joseph T. Noonan	43	Director
Merilee Raines(1)(3)	69	Director
Joseph W. Reitmeier(1)(3)	60	Director

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Governance and Sustainability Committee

Robert J. Pagano, Jr. has served as Chief Executive Officer, President and a director of the Company since May 2014 and as Chairperson of the Board of Directors since February 2022. He also served as interim Chief Financial Officer from October 2014 to April 2015 and from April 2018 to July 2018. Mr. Pagano previously served as Senior Vice President of ITT Corporation and President, ITT Industrial Process from April 2009 to May 2014. Mr. Pagano originally joined ITT in 1997 and served in several additional management roles during his career at ITT, including as Vice President Finance, Corporate Controller, and President of Industrial Products. ITT Corporation is a diversified manufacturer of highly engineered critical components and customized technology solutions for the energy, transportation and industrial markets. Prior to joining ITT, Mr. Pagano worked at KPMG LLP. Mr. Pagano is a Certified Public Accountant. Mr. Pagano has also served as a member of the Board of Directors of Applied Industrial Technologies, Inc. since August 2017. Applied Industrial Technologies is a distributor of bearings, power transmission products, fluid power components and other industrial supplies and provides engineering, design and systems integration for industrial and fluid power applications, as well as customized mechanical, fabricated rubber and fluid power shop services. Mr. Pagano has also served on the Board of Directors of The Water Council since October 2021. The Water Council is a non-profit organization focused on water research, education and economic development to solve critical water challenges by driving innovation in freshwater technology and advancing water stewardship.

Shashank Patel has served as Chief Financial Officer of the Company since July 2018 and our interim Chief Information Officer since January 2025. Mr. Patel previously worked at Xylem Inc. from the time of its spin-off from ITT Corporation in 2011 until June 2018. While at Xylem, Mr. Patel served as Vice President, Finance for Xylem Applied Water Systems, Dewatering and the America's Commercial Team from July 2017 to June 2018, Integration Leader for the Sensus business from August 2016 to June 2017, Vice President, Finance for Global Operations from April 2016 to July 2016, Interim Chief Financial Officer of Xylem from July 2015 to March 2016, and Vice President, Finance for the Applied Water Systems division from 2011 to July 2015. Mr. Patel also served in several leadership roles in finance, operations and engineering at ITT from 1996 until the spin-off of Xylem in 2011. Xylem is a global designer, manufacturer and equipment and service provider for water and wastewater applications. Mr. Patel has served as a member of the Board of Directors of Federal Signal Corporation since October 2021. Federal Signal Corporation designs, manufactures and supplies a suite of products and integrated solutions for municipal, governmental, industrial and commercial customers. In October 2024 Mr. Patel announced his intention to retire effective as of March 15, 2025. Mr. Patel will continue as Chief Financial Officer until a successor is hired and will remain with the Company through a subsequent transition period.

Monica Barry has served as Chief Human Resources Officer of the Company since October 2021. Ms. Barry previously served as Vice President, Talent Management, Organizational Development and Corporate Human Resources Business Partner with Colfax Corporation from February 2020 to September 2021. Colfax is a global diversified technology company that provides specialty medical technologies and fabrication technology products and services. Ms. Barry served as Vice President, Global Talent, Learning & Development and Inclusion from July 2015 to January 2020 and as Vice President, Human Resources, Health Sector from August 2012 to October 2015 for Johnson Matthey, PLC. Johnson Matthey is a provider of catalyst systems for emission control within vehicles, products and processing services for the efficient use and transformation of natural resources, active pharmaceutical ingredients for a variety of treatments and drugs, and emerging opportunities in battery materials and fuel cells. From 2010 to 2012, Ms. Barry served as Director Human Resources, North America Supply Chain & Labor Relations for The Campbell Soup Company. Prior to 2010, Ms. Barry held several human resources and operations management positions with FMC Corporation.

Andre Dhawan has served as Chief Operating Officer of the Company since August 2022. Mr. Dhawan previously worked at Gilbarco Veeder-Root, a subsidiary of Vontier Corporation and formerly a subsidiary of Danaher Corporation and Fortive Corporation. While at Gilbarco Veeder-Root, Mr. Dhawan served as President, Americas from July 2020 to July 2022 and President, EMEA & APAC from July 2015 to July 2020. Gilbarco Veeder-Root is a global manufacturer of fueling and convenience store equipment and technology. Mr. Dhawan also served as President, EMEA for Xylem Inc. from 2013 to 2014 following its spin-off from ITT Corporation. From 1998 to 2012, Mr. Dhawan served in a number of progressively more senior leadership positions within ITT Corporation.

Kenneth R. Lepage has served as General Counsel and Secretary of the Company since August 2008, as Chief Sustainability Officer since May 2021 and as Chief Compliance Officer since October 2024. Mr. Lepage also previously served as Chief Human Resources Officer of the Company from April 2020 to October 2021 and from December 2009 to October 2015. Mr. Lepage originally joined the Company in September 2003 as Assistant General Counsel and Assistant Secretary. Prior to joining the Company, Mr. Lepage was a Junior Partner at the law firm of Hale and Dorr LLP (now Wilmer Cutler Pickering Hale and Dorr LLP).

Elie A. Melhem has served as President, Asia Pacific, Middle East & Africa since February 2016. Mr. Melhem originally joined the Company in July 2011 as President, Asia Pacific. Mr. Melhem was previously the Managing Director of China for Ariston Thermo Group, a global manufacturer of heating and hot water products, from 2008 to July 2011. Prior to joining Ariston, Mr. Melhem spent eleven years with ITT Industries in China where he held several management positions, including serving as President of ITT's Residential and Commercial Water Group in China and President of ITT's Water Technology Group in Asia.

Rebecca J. Boll has served as a director of the Company since February 2024. Ms. Boll served as Senior Vice President and Chief Product Officer at Fluence Energy, Inc. from 2020 until January 2025. Fluence is a leading provider of energy storage products and services and cloud-based software for the renewable energy and energy storage markets, and its service offerings include delivery services and recurring operational services, as well as financing structuring services. Ms. Boll previously served as Chief Technology Officer and Vice President of Strategy for the Building Management business unit at Schneider Electric from 2018 to 2020. Prior to this position, Ms. Boll held several management positions at General Electric from 2005 to 2018, including Chief Technology Officer of GE Licensing and Technology Ventures; Executive General Manager, Edge Computing and Software Solutions, Automation & Controls; and Commercial Leader, GE2GE, Automation & Controls. Prior to joining General Electric, Ms. Boll held management positions at Northrop Grumman, Allied Domecq and Leo Burnett Advertising, and she served as an electronic combat officer, AWACS, in the United States Air Force.

Michael J. Dubose has served as a director of the Company since December 2020. Mr. Dubose has served as Operating Partner for Commercial Excellence of GenNx360 Capital Partners and Chief Executive Officer of B2B Industrial Packaging since December 2024. GenNx360 Capital Partners is a private equity firm focused on acquiring middle market industrial and business service companies. B2B Industrial Packaging is a distributor of packaging equipment and supplies owned by GenNx360. Mr. Dubose previously served as President of the Fisher Healthcare Division of Thermo Fisher Scientific Inc. from March 2019 to August 2023. Thermo Fisher Scientific engages in the provision of analytical instruments, equipment, reagents and consumables, software and services for research, analysis, discovery, and diagnostics. Mr. Dubose previously served as Vice President of National Accounts and Cross Border Business Globally for W.W. Grainger, Inc. from 2010 to March 2019. W.W. Grainger is a leading broad line supplier of maintenance, repair and operating (MRO) products. Prior to this position, he served as a Regional Vice President of Staples, Inc. from 2008 to 2010. Prior to 2008, Mr. Dubose held senior management positions with Corporate Express Inc., Alliant Foodservice Inc. and Baxter International Inc.

David A. Dunbar has served as a director of the Company since February 2017 and as Lead Independent Director of our Board of Directors since July 2023. Mr. Dunbar has served as President and Chief Executive Officer and a member of the Board of Directors of Standex International Corporation since January 2014, and as Chairman since October 2016. Standex is a global, multi-industry manufacturer comprised of five broad business segments: Electronics, Engraving, Scientific, Engineering Technologies and Specialty Solutions. Mr. Dunbar previously served as President of the valves and controls global business unit of Pentair Ltd. from October 2009 to December 2013. The unit was initially owned by Tyco Flow Control and Tyco Flow Control and Pentair merged in 2012. Pentair is a global provider of products and services relating to energy, water, thermal management and equipment protection. Prior to his tenure at Pentair, Mr. Dunbar held a number of senior positions at Emerson Electric Co., including President of each of the following: Emerson Process Management Europe; Machinery Health Management; and Emerson Climate Technologies Refrigeration.

Louise K. Goeser has served as a director of the Company since March 2018. Ms. Goeser served as President and Chief Executive Officer of Grupo Siemens S.A. de C.V. from March 2009 until her retirement in May 2018. In this position, Ms. Goeser was responsible for Siemens Mesoamérica, which is the Mexican, Central American and Caribbean unit of multinational Siemens AG, a global engineering company operating in the industrial, energy and healthcare sectors. Ms. Goeser previously served as President and Chief Executive Officer of Ford of Mexico from January 2005 to November 2008. Prior to this position, she served as Vice President, Global Quality for Ford Motor Company from 1999 to 2005. Prior to 1999, Ms. Goeser served as General Manager, Refrigeration and Vice President, Corporate Quality at Whirlpool Corporation and held various leadership positions with Westinghouse Electric Corporation. Ms. Goeser has served as a member of the Board of Directors of MSC Industrial Direct Co., Inc. since December 2009. MSC is a North American distributor of metal working and maintenance, repair, and operations products and services. Ms. Goeser previously served as a member of the boards of directors of Talen Energy from June 2015 to December 2016, PPL Corporation from March 2003 to June 2015, and Witco Corporation from 1997 to 1999.

Kenneth Napolitano has served as a director of the Company since March 2024. Mr. Napolitano served as Senior Vice President and President of the Applied Water Systems and Americas Commercial Team of Xylem, Inc. from 2017 until his retirement in 2020, and as Senior Vice President and President of Applied Water Systems at Xylem from 2011 to 2017. Xylem is a developer of water solutions through smart technology. Prior to the spin-off of Xylem from ITT Corporation in 2011, Mr. Napolitano held several management roles at ITT from 1998 to 2011, including President of Residential and Commercial Water, President of the Industrial Products Group, Vice President of Sales and Service Operations, Americas, General Manager of PumpSmart Control Solutions and Director of Distributor Sales. From 1984 to 1998, Mr. Napolitano held several sales and sales management roles at Goulds Pumps, Inc., which was acquired by ITT in 1997.

Joseph T. Noonan has served as a director of the Company since May 2013. Mr. Noonan is currently an angel investor and advisor to consumer, software and technology-enabled companies. Mr. Noonan served as Founder and Chief Executive Officer of Linger Home, Inc., a direct-to-consumer home textile brand, from August 2018 to January 2020. From November 2013 to January 2018, Mr. Noonan served as Chief Executive Officer of Homespun Design, Inc., an online marketplace for American-made furniture and home accents. Mr. Noonan previously worked as an independent digital strategy consultant from November 2012 to November 2013. Mr. Noonan was employed by Wayfair LLC from April 2008 to November 2012. During his time at Wayfair, Mr. Noonan served as Senior Director of Wayfair International from June 2011 to November 2012, Director of Category Management and Merchandising from February 2009 to June 2011 and Manager of Wayfair's Business-to-Business Division from April 2008 to February 2009. Wayfair is an online retailer of home furnishings, décor and home improvement products. Prior to joining Wayfair, Mr. Noonan worked as a venture capitalist at Polaris Partners and as an investment banker at Cowen & Company.

Merilee Raines has served as a director of the Company since February 2011. Ms. Raines served as Chief Financial Officer of IDEXX Laboratories, Inc. from October 2003 until her retirement in May 2013. Prior to becoming Chief Financial Officer, Ms. Raines held several management positions with IDEXX Laboratories, including Corporate Vice President of Finance, Vice President of Finance and Treasurer, Director of Finance, and Controller. IDEXX Laboratories develops, manufactures and distributes products and provides services primarily for the companion animal veterinary, livestock and poultry, dairy and water testing industries. Ms. Raines served as a member of the Board of Directors of Affymetrix, Inc., a provider of life science and molecular diagnostic products that enable analysis of biological systems at the gene, protein and cell level, from January 2015 until it was acquired in March 2016. Ms. Raines also served as a member of the Board of Directors of Aratana Therapeutics, Inc., a pet therapeutics company focused on licensing, developing and commercializing biopharmaceutical products for companion animals, from February 2014 until it was acquired in July 2019. Ms. Raines served as a member of the Board of Directors of Benchmark Electronics, Inc., a worldwide provider of engineering services, integrated technology solutions and electronic manufacturing services from May 2018 to June 2021. Ms. Raines has served as a member of the Board of Directors of TransMedics Group, Inc., a medical technology company providing novel systems for the preservation and transport of organs to be used for transplant, since January 2021, and as a member of the Board of Directors of Ocular Therapeutix, Inc., a biopharmaceutical company focused on the formulation, development and commercialization of innovative therapies for diseases and conditions of the eye, since September 2021.

Joseph W. Reitmeier has served as a director of the Company since February 2016. Mr. Reitmeier served as Executive Vice President and Advisor of Lennox International Inc. from January 2024 until his retirement in February 2024. Mr. Reitmeier previously served as Executive Vice President and Chief Financial Officer of Lennox International from July 2012 until December 2023, as Vice President of Finance for the Commercial business segment of Lennox International from 2007 to July 2012, and as Director of Internal Audit of Lennox International from 2005 to 2007. Lennox International is a leading global provider of climate control solutions and it designs, manufactures and markets a broad range of products for the heating, ventilation, air conditioning and refrigeration markets. Before joining Lennox International, Mr. Reitmeier held financial leadership roles at Cummins Inc. and PolyOne Corporation.

Item 1A. _RISK FACTORS._

Industry Risk Factors

**Economic cycles, particularly those involving reduced levels of commercial and residential starts and remodeling, may have adverse effects on our revenues and operating results.**

We have experienced and expect to continue to experience fluctuations in revenues and operating results due to economic and business cycles. The businesses of most of our customers, particularly plumbing and heating wholesalers and OEM manufacturers, are cyclical. Therefore, the level of our business activity has been cyclical, fluctuating with economic cycles. An economic downturn may also affect the financial stability of our customers, which could affect their ability to pay amounts owed to their vendors, including us. We also believe our level of business activity is influenced by commercial and residential starts and renovation and remodeling, which are, in turn, heavily influenced by interest rates, consumer debt levels, changes in disposable income, employment growth and consumer confidence. Credit market conditions may prevent commercial and residential builders or developers from obtaining the necessary capital to continue existing projects or to start new projects. Increases in prevailing interest rates or disruptions in financial markets and banking systems could make credit and capital markets difficult for us or our customers to access and could significantly raise the cost of new debt for us or our customers. This may result in the delay or cancellation of orders from our customers or potential customers and may adversely affect our revenues and our ability to manage inventory levels, collect customer receivables and maintain profitability. Political conditions, including new and changing laws or tariffs, regulations, executive orders and enforcement priorities, may also impact customer budgets and create uncertainty about how such laws and regulations will be interpreted and applied, which may impact customer demand and adversely impact our business. Economic conditions and financial markets in the United States and globally have experienced significant volatility in recent periods. If these market conditions persist, we may see diminished liquidity and credit availability, inability to access capital markets, and the bankruptcy, failure, collapse, or sale of various entities that could directly or indirectly impact our business, including certain of our customers and suppliers. If economic conditions worsen in the future, our revenues and profits could decrease or trigger goodwill, indefinite-lived intangible assets, or long-lived asset impairments and could have a material adverse effect on our financial condition and results of operations.

**Changes in the costs of raw materials and purchased components, including imposition of or changes in tariff rates, as well as supply chain and logistics disruptions, could reduce our profit margins and adversely affect our ability to meet our customer delivery commitments.**

Our products are made using various purchased components and raw materials, including primarily bronze, brass, cast iron, stainless steel, steel and plastic. Substantially all of the raw materials we require to manufacture our products are purchased from outside sources. The costs and availability of raw materials and components may be subject to change due to, among other things, interruptions in production by suppliers, changes in worldwide prices, demand levels, exchange rates and imposition of or changes in tariff rates. For example, the new U.S. presidential administration announced plans to significantly increase tariffs on foreign imports into the United States, particularly from Canada, China and Mexico. We typically do not enter into long-term supply agreements. Our inability to obtain supplies of raw materials and purchased components for our products at favorable costs could have a material adverse effect on our business, financial condition or results of operations by decreasing our profit margins. Commodity prices, particularly copper and stainless-steel prices, have experienced tremendous volatility over the past several years, mainly due to global macroeconomic trends, including global price inflation, supply chain disruption and international conflicts. Should commodity costs or purchased component costs increase substantially, we may not be able to recover such costs, through selling price increases to our customers or other product cost reductions, which would have a negative effect on our financial results. If commodity costs or purchased component costs decline, we may experience pressure from customers to reduce our selling prices. Additionally, we continue to purchase components and finished goods from international sources. In limited cases, these components or finished goods are single-sourced. The availability of components and finished goods from international sources could be adversely impacted by a range of factors, such as a public health crisis, extreme weather events, suppliers' allocations to other purchasers, threats of wars and global geo-political instability, and new laws, tariffs or regulations that might cause short-term / long-term supply chain disruptions.

As a global manufacturer and distributor, we are facing additional risks related to ongoing disruptions and increased costs in our supply chain and logistics. Although recent global supply chain disruptions have normalized, labor shortages and labor organizing activities have affected our manufacturing and distribution processes, as well as those of our suppliers and contributed to increased costs. The conflicts in Europe and the Middle East have negatively impacted, and may continue to negatively impact, the availability and prices for raw materials, and components.

We face intense competition and, if we are not able to respond to competition in our markets, our revenues and profits may decrease.

Competitive pressures in our markets could adversely affect our competitive position, leading to a possible loss of market share or a decrease in prices, either of which could result in decreased revenues and profits. We encounter intense competition in all areas of our business. To remain competitive, we will need to invest continually in manufacturing, product development, marketing, customer service and support and our distribution networks. We may not have sufficient resources to continue to make such investments and we may be unable to maintain our competitive position. In addition, we may have to reduce the prices of some of our products to stay competitive, potentially resulting in a reduction in the profit margin for, and inventory valuation of, these products. Some of our competitors are based in foreign countries and have cost structures and prices in foreign currencies. Accordingly, currency fluctuations could cause our U.S. dollar costed products to be less competitive than our competitors' products costed in other currencies.

We are subject to risks associated with changing technology, product innovation, manufacturing techniques, operational flexibility and business continuity, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continually evolve our existing products and introduce new products to meet customers' needs in the industries we serve, as evidenced by our investments in our smart and connected strategy. Many of our products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing, engineering, and technological expertise. If we fail to meet these requirements, or if our product offerings, including our smart and connected products, are not accepted by the market, our business could be at risk. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including product quality, price competitiveness, technical and manufacturing expertise, development and product design capability, new product innovation, reliability and timeliness of delivery, operational flexibility, impact on the environment, customer service and overall management. Our success will depend on our ability to continue to meet customers' changing specifications with respect to these criteria. Further, we must continue to effectively adapt our products and services to a changing technological and regulatory environment to drive growth and defend against disruption caused by competitors, regulators or other external forces impacting our business and operations. If we are unable to be agile and responsive to disruption in the development of new products, services and technologies, including technologies such as artificial intelligence and machine learning, our business, financial condition, results of operations and cash flows could be adversely affected. We cannot ensure that we will be able to address technological advances or introduce new products that may be necessary to remain competitive within our business. We cannot ensure that we can adequately protect any of our technological developments to produce a sustainable competitive advantage. Furthermore, we may be subject to business continuity risk in the event of an unexpected loss of a material facility or operation. We cannot ensure that we adequately protect against such loss.

Economic and other risks associated with international sales and operations could adversely affect our business and future operating results.

Since we sell and manufacture our products worldwide, our business is subject to risks associated with doing business internationally. During fiscal year 2024, our results of operations were impacted by the softening of economic conditions in Europe. The continuation of economic weakness in Europe or in other regions could adversely impact our financial performance in such regions, as well as our consolidated financial performance. Our business and future operating results could be harmed by a variety of factors, including:

- unexpected geo-political events in foreign countries in which we operate, which could adversely affect manufacturing and our ability to fulfill customer orders; and threats or outbreaks of war, terrorism, governmental instability, or international tensions and conflicts, which could cause supply chain disruptions impacting our ability to manufacture products, service our customers or negatively impact our profit margins;

- our failure to comply with anti-corruption laws and regulations of the U.S. government and various international jurisdictions, such as the U.S. Foreign Corrupt Practices Act and the United Kingdom's Bribery Act of 2010;

- trade protection measures, import or export duties, licensing requirements or changes to existing trade agreements, which could increase our costs of doing business internationally;

- expropriation, nationalization or other protectionist activities;

- potentially negative consequences from changes in tax laws, which could have an adverse impact on our profits;

- difficulty in staffing and managing widespread operations, which could reduce our productivity;

- costs of compliance with differing labor regulations, especially in connection with restructuring our overseas operations;

- laws of some foreign countries, which may not protect our intellectual property rights to the same extent as the laws of the U.S.;

- unexpected changes in regulatory requirements, which may be costly and require time to implement;

- difficulty of enforcing agreements, collecting receivables and protecting intellectual property and other assets through non-U.S. legal systems;

- foreign exchange rate fluctuations, which could also materially affect our reported results. A portion of our net sales and certain portions of our costs, assets and liabilities are denominated in currencies other than U.S. dollars. Approximately 31%, 36% and 34% of our net sales in 2024, 2023 and 2022, respectively, were from sales outside of the U.S. We cannot predict whether currencies such as the euro, Canadian dollar, Chinese yuan, Australian dollar, or other currencies in which we transact will appreciate or depreciate against the U.S. dollar in future periods or whether future foreign exchange rate fluctuations will have a positive or negative impact on our reported results; and

- occurrence or reoccurrence of regional epidemics, a global pandemic or other public health crises, which may adversely affect our operations, financial condition, and results of operations. The extent to which a public health crisis impacts our business going forward will depend on factors such as the duration and scope; governmental, business, and individuals' actions in response to the public health crisis; and the impact on economic activity, including the possibility of recession or financial market instability. Measures to contain a public health crisis may intensify other risks described in these Risk Factors.

Company Risk Factors

Our business, reputation and financial performance may be adversely affected if we or our third-party providers fail to protect confidential information and/or experience by cybersecurity attacks, information technology failures and other business disruptions.

We depend heavily on the confidentiality, integrity and availability of our and third-party information technology, networks infrastructure and systems (collectively, "IT Systems"), including third-party data centers and third-party cloud services, to manage our business objectives and operations, support our customers' requirements and protect proprietary and other sensitive information, including personal information.

Any damage to, or failure of, our IT Systems or a third-party hosting facility or other service or IT System that we use, could severely impact our ability to conduct our business operations, attract new customers, maintain existing customers, or result in a material weakness in our internal control over financial reporting, any of which could materially adversely affect our future operating results. While we have taken steps designed to reduce interruptions by implementing internal controls, a cybersecurity risk management program, network and data center resiliency, and redundancy and recovery processes, these measures may be inadequate.

Cybersecurity attacks, in particular, are evolving and are expected to accelerate on a global basis in frequency and magnitude as threat actors become increasingly sophisticated in using techniques and tools (including artificial intelligence) to circumvent security controls, evade detection and remove forensic evidence. We face numerous cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, and as a result of malicious software, misconfigurations, bugs, attempts to gain unauthorized access to data (including through social engineering/phishing or the use of malware/ransomware), other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data, and other vulnerabilities in commercial software that is integrated into our (or our suppliers' or service providers') IT Systems, products or services. Cybersecurity may also be breached through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), human error, malfeasance by insiders, system errors or vulnerabilities, including vulnerabilities of our customers, distributors, vendors, suppliers, and their products. We have been impacted by certain cybersecurity attacks, either directly or indirectly via our supply chain or third-party vendors, and may continue to experience them going forward, potentially with more frequency. While to date no attacks have had a material impact on our operations or financial results, we cannot guarantee that material attacks will not occur in the future. We also have a portion of our workforce working remotely, which heightens these risks.

In addition, we have designed products and services that connect to and are part of the "Internet of Things," which may also be vulnerable to attacks and cybersecurity incidents. As we continue to design and develop smart and connected products, services and solutions that leverage our hosted or cloud-based resources, the Internet-of-Things and other wireless/remote technologies, and include networks of distributed and interconnected devices that contain sensors, data transfers and other computing capabilities, our customers' data and IT Systems may be subjected to harmful or illegal content or attacks, including potential cybersecurity threats. Additionally, we may not have adequately anticipated or precluded such cybersecurity threats through our product design or development. Consequently, these products, services and solutions also may be subjected to harmful or illegal content or attacks that develop vulnerabilities or critical security issues that cannot be disclosed without compromising security.

If we need to address multiple vulnerabilities simultaneously, we may also need to make prioritization decisions in determining which vulnerabilities or security defects to fix first, and the timing of these fixes, which could result in compromised security. These vulnerabilities and security defects could expose us or our customers to a risk of loss, disclosure, or misuse of data; adversely affect our operating results; result in litigation (including class actions), liability, or regulatory action (including under laws related to privacy, data protection, data security, network security, and consumer protection); deter customers or sellers from using our products, services and solutions; result in significant incident response, system restoration or remediation costs; and otherwise harm our business and reputation. We maintain a cybersecurity risk management program and have adopted measures and incurred costs with the intention of mitigating potential risks associated with information technology disruptions and cybersecurity threats; however, there is no assurance that these measures will be fully implemented, complied with or effective at preventing or detecting cyber-attacks or security breaches, or other vulnerabilities, which may allow them to persist in the environment over long periods of time. Further, customers and third-party providers increasingly demand rigorous contractual provisions regarding privacy, cybersecurity, data protection, confidentiality, and intellectual property, which may also increase our overall compliance burden and related costs. Finally, we cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

We also may experience unplanned system interruptions or outages of our primary ERP system as it continues to age, which may affect our ability to support and maintain the system in an effective manner. Any disruptions, delays or deficiencies related to our primary ERP system could lead to substantial business interruption, including our ability to perform routine business transactions, which could have a material adverse effect on our financial results.

Given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to production downtimes, operational delays, other detrimental impacts on our operations or ability to provide products to our customers, the compromising of confidential information, misappropriation, destruction or corruption of data, security incidents, other manipulation or improper use of our IT Systems, networks or our products, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

We are in the process of replacing our current primary ERP system with a new ERP system, and this system implementation is expected to occur in phases over the next several years. Any software implementation requires significant investment of human and financial resources and we may experience significant delays, increased costs and other difficulties. Any significant disruption or deficiency in the design and implementation of our software IT Systems, including our new ERP, could adversely affect our ability to process orders, ship product, send invoices and track payments, fulfill contractual obligations or otherwise operate our business. While we invest significant resources in planning and project management, significant issues may arise, which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition. In addition, our current primary ERP system will continue to be used over the course of the phased implementation and we may experience system interruptions or deficiencies as described in the paragraph above. Furthermore, the implementation of our ERP system will mandate new procedures and many new controls over financial reporting. If we are unable to adequately maintain procedures and controls relating to our ERP system, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired and impact our assessment of the effectiveness of our internal controls over financial reporting.

Any actual or perceived failure to comply with new or existing laws, regulations and other requirements relating to the privacy, security and processing of personal information could adversely affect our business, results of operations, or financial condition.

In connection with running our business, we receive, store, use and otherwise process information that relates to individuals and/or constitutes "personal data," "personal information," "personally identifiable information," or similar terms under applicable data privacy laws, including from and about actual and prospective customers, as well as our employees and business contacts. We are therefore subject to a variety of federal, state and foreign laws, regulations and other requirements relating to the privacy, security and handling of personal information. For example, the EU/UK General Data Protection Regulation, the California Consumer Privacy Act, and related laws in other jurisdictions require us to adhere to certain disclosure restrictions and deletion obligations with respect to the personal information, and allow for penalties for violations and, in some cases, a private right of action. These laws also impose transparency and other obligations with respect to personal information and provide individuals with similar rights with respect to their personal information. We have invested, and continue to invest, human and technology resources in our efforts to comply with such requirements that may be time-intensive and costly.

The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application or they may have inconsistent or conflicting requirements with each other. Further, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security in the United States and elsewhere, including in relation to cybersecurity incidents. In addition, some such requirements place restrictions on our ability to process personal information across our business or across country borders.

It is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our handling of information and business operations, which could ultimately hinder our ability to grow our business by extracting value from our data assets. In addition, any failure or perceived failure by us to comply with laws, regulations and other requirements relating to the privacy, security and handling of information could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. These proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

Implementation of our strategic initiatives, including acquisitions and dispositions, and integration of acquired businesses may not be successful, which could affect our ability to increase our revenues or our profitability.

One of our strategies is to increase our revenues and profitability and expand our business through acquisitions that will provide us with complementary products and solutions and enhance our existing product offerings. In addition, from time to time, we may divest assets or businesses based on an evaluation of our business portfolio. We cannot be certain that we will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies without substantial costs, delays or other problems. The identification, evaluation, and negotiation of potential acquisitions and other strategic transactions such as divestitures may divert the attention of management and entail various expenses, whether or not such transactions are ultimately completed. We have faced increasing competition for acquisition candidates, which has resulted in significant increases in the purchase prices of many acquisition candidates. This competition, and the resulting purchase price increases, may limit the number of acquisition opportunities available to us, possibly leading to a decrease in the rate of growth of our revenues and profitability. Also, companies acquired recently and in the future may not achieve anticipated revenues, cost synergies, profitability or cash flows that justify our investment, or divestitures may not realize the expected benefits or synergies of such transactions. In addition, acquisitions may involve a number of risks, including, but not limited to:

- difficulties in integrating operations, business processes, systems and company culture;

- challenges in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures;

- adverse effects on existing business relationships with suppliers or customers;

- inadequate internal control over financial reporting and our ability to bring such controls into compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner;

- adverse short-term effects on our reported operating results, as a result of incurring acquisition-related debt, pre-acquisition potential tax liabilities, acquisition expenses, and the amortization of acquisition-acquired assets;

- inability to effectively transfer liabilities, contracts, facilities and employees to the purchaser, identify and separate the intellectual property to be divested from the intellectual property that we wish to keep and reduce fixed costs previously associated with the divested assets or business; we may still retain liabilities associated with the divested businesses and other indemnification obligations;

- diversion of management's attention;

- investigations of, or challenges to, acquisitions by competition authorities;

- loss of key personnel at acquired companies;

- unanticipated management or operational problems or legal liabilities; and

- potential goodwill, indefinite-lived intangible asset, or long-lived asset impairment charges.

We are subject to risks related to product defects, which could result in product recalls and could subject us to warranty claims in excess of our warranty provisions or which are greater than anticipated due to the unenforceability of liability limitations.

We cannot be certain that our quality controls and procedures, including the testing of raw materials and safety testing of selected finished products, will reveal latent defects in our products or the materials from which they are made, which may not become apparent until after the products have been sold into the market. We also cannot be certain that our suppliers will always eliminate latent defects in products we purchase from them. Accordingly, there is a risk that product defects will occur, which could require a product recall. Product recalls can be expensive to implement and, if a product recall occurs during the product's warranty period, we may be required to replace the defective product. In addition, a product recall may damage our relationship with our customers and we may lose market share with our customers. Our insurance policies may not cover the costs of a product recall.

Our standard warranties contain limits on damages and exclusions of liability for consequential damages and for misuse, improper installation, alteration, accident or mishandling while in the possession of someone other than us. We may incur additional operating expenses if our warranty provision does not reflect the actual cost of resolving issues related to defects in our products. If these additional expenses are significant, it could adversely affect our business, financial condition and results of operations.

We use important intellectual property in our business. If we are unable to protect our intellectual property or if a third party makes assertions against us or our customers relating to intellectual property rights, our business could be adversely affected.

We own important intellectual property, including patents, trademarks, copyrights and trade secrets. We cannot guarantee, however, that we will be able to secure all desired protection, nor that the steps we have taken to protect our intellectual property will be adequate, to prevent infringement of our rights or misappropriation or theft of our technology, trade secrets or know-how. For example, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the countries in which we operate. In addition, while we generally enter into confidentiality agreements with our employees and third parties to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products. If it became necessary for us to resort to litigation to protect our intellectual property rights, any proceedings could be burdensome and costly, and we may not prevail. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. Finally, for those products in our portfolio that rely on patent protection, once a patent has expired, the product is generally open to competition. Products under patent protection usually generate higher revenues and profitability than those not protected by patents. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our business, financial condition, results of operations and cash flows.

In addition, our competitors may develop technologies that are similar or superior to our proprietary technologies or design around the patents we own or license. Further, as we expand our operations in jurisdictions where the protection of intellectual property rights is less robust, the risk of others duplicating our proprietary technologies increases, despite efforts we undertake to protect them. Foreign governments may adopt regulations, and foreign governments or courts may render decisions, requiring compulsory licensing of intellectual property rights, or foreign governments may require products to meet standards that serve to favor local companies or provide reduced protection relative to other countries.

We face risks from product liability and other lawsuits, which may adversely affect our business.

We have been and expect to continue to be subject to various product liability claims or other lawsuits, including, among others, alleging that our products include inadequate or improper instructions for use or installation, inadequate warnings concerning the effects of the failure of our products, alleged manufacturing or design defects, or allegations that our products contain asbestos. If we do not have adequate insurance or contractual indemnification, damages from these claims would have to be paid from our assets and could have a material adverse effect on our results of operations, liquidity and financial condition. Like other manufacturers and distributors of products designed to control and regulate fluids and gases, we face an inherent risk of exposure to product liability claims and other lawsuits in the event that the use of our products results in personal injury, property damage or business interruption to our customers. We cannot be certain that our products will be completely free from defect. In addition, in certain cases, we rely on third-party manufacturers for our products or components of our products. We cannot be certain that our insurance coverage will continue to be available to us at a reasonable cost, or, if available, will be adequate to cover any such liabilities. For more information, see Item 1. "Business—Product Liability, Environmental and Other Litigation Matters" and Note 16 of the Notes to the Consolidated Financial Statements, both of which are incorporated herein by reference.

We are subject to environmental, health and safety laws and regulations, which could result in costs, liabilities and impacts to our business operations.

Our operations and facilities in all jurisdictions in which we operate are subject to federal, state, local and foreign laws and regulations related to pollution and the protection of the environment and health and safety, including, but not limited to those governing air emissions, discharges to water, water usage, the generation, handling, storage, treatment and disposal of hazardous wastes and other materials, and the remediation of contaminated sites. A failure by us to comply with applicable requirements or maintain the permits required for our operations could result in civil or criminal fines, penalties, enforcement actions, third-party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions.

Certain environmental laws and regulations impose on current and former owners and operators of facilities and sites, and on potentially responsible parties ("PRPs") for sites to which parties may have sent waste for disposal, requirements to investigate and remediate contamination. PRP designation typically requires the funding of site investigations and subsequent remedial activities. Such liability can be imposed without regard to fault and, under certain circumstances, may be joint and several, which may result in one PRP being held responsible for the entire obligation. Liability may also include damages to natural resources. On occasion, we are involved in the investigation and/or remedial activities at sites that we currently own or operate or formerly owned or operated, or sites to which we sent waste for disposal, and we have been and could continue to be named as a PRP at such other sites.

The discovery of additional contamination, including at acquired facilities, the imposition of more stringent environmental, health and safety laws and regulations, including cleanup requirements, or the insolvency, or other grounds for refusing to participate, of other responsible parties could require us to incur capital expenditures or operating costs materially in excess of our accruals, increase costs of compliance, decrease demand for our products, create reputational harm or require us to manufacture with alternative technologies and materials. Future investigations we undertake may lead to discoveries of contamination that must be remediated, and decisions to close facilities may trigger remediation requirements that are not currently applicable. We may also face liability for alleged personal injury or property damage due to exposure to hazardous substances used or disposed of by us, contained within our current or former products, or present in the soil or groundwater at our current or former facilities. We could incur significant costs in connection with such liabilities. See Item 1. "Business—Product Liability, Environmental and Other Litigation Matters" and Note 16 of the Notes to the Consolidated Financial Statements, both of which are incorporated herein by reference.

Climate change, and legislation or regulations addressing climate change, may have an adverse impact on our business and results of operations.

The impacts of climate change vary depending on geographical location, but could include changing temperatures, droughts, water shortages, wildfires, changes in weather and rainfall patterns, changes in sea levels, and changing storm patterns and intensities. These impacts present several potential challenges relevant to water and energy-related products, such as potential degradation of water quality and changes in water conservation or energy efficiency requirements, particularly during periods of increased precipitation, flooding, or water shortages. Inclement weather and extreme weather events may have varying impacts on our business. Certain events may disrupt the operations of our customers, creating customer shutdowns that prevent or defer sales of our product, while other events may drive increased demand for our products, which may create volatility in our financial results. Additionally, these events may disrupt our own operations and the operations of our suppliers, including the operation of manufacturing plants, the transportation of raw materials from our suppliers, and the transportation of products to our customers, any of which may increase our costs, reduce our productivity and adversely affect our business, financial condition, results of operations and prospects. Concern over climate change has and may continue to result in new or increased legal and regulatory requirements to respond to or mitigate the effects of climate change, including limitations on greenhouse gas emissions, which could increase our costs or require additional investments in our facilities and equipment, or to disclose efforts and progress regarding such matters, which could require us to make significant new disclosures regarding the climate-related impacts of our business. New legislation and regulatory requirements may also impact our customers and suppliers, which could affect demand for our products or our ability to source key materials. In addition, our customers and suppliers may impose their own requirements with respect to climate change and greenhouse gas emissions that may require us to incur additional costs to comply with such requirements. Any failure to comply with those requirements may also affect demand for our products or our ability to source key materials. We also establish our own goals with respect to reducing our impact on the environment. Any failure to achieve our own goals, or any perception of a failure to act responsibly with respect to the environment or to effectively respond to regulatory requirements concerning climate change, or failure to accurately report on our progress toward achieving our goal or in environmental and sustainability programs can lead to adverse publicity or litigation, resulting in an adverse effect on our business or damage to our reputation.

Increased scrutiny of, and evolving and conflicting expectations regarding, sustainability and ESG matters could increase our costs, harm our reputation and adversely impact our financial results.

Companies are facing increasing, evolving and conflicting scrutiny related to ESG practices and disclosures from certain investors, government entities, customers, employees, and other stakeholders or third parties. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected by some stakeholders, which could lead to increased scrutiny of our ESG practices or lack thereof. Such increased scrutiny may result in increased costs, increased risk of litigation or reputational damage relating to our ESG practices or performance, enhanced compliance, or disclosure obligations, or other adverse impacts on our business, financial condition, or results of operations. We may become subject to conflicting laws and regulations related to sustainability and ESG matters. For instance, in January 2025, President Trump signed an executive order directing the U.S. Attorney General and all federal agencies to identify and discourage diversity, equity and inclusion initiatives in the private sector. On the other hand, in March 2024, the SEC finalized climate-related disclosure rules that require reporting on issues including greenhouse gas emissions and certain climate-related risks. We are still evaluating our response to these rules given the subsequent litigation challenging these rules (as well as the SEC's stay on its climate rules) and the new Trump Administration's climate policy. Additionally, we may be subject to the State of California's disclosure laws regarding greenhouse gas emissions and climate-related financial risks. Other US states have proposed laws similar to California's to which we may be subject if they take effect. We expect to be subject to the European Union's Corporate Sustainability Reporting Directive ("CSRD") for the first time for fiscal year 2025, with our first report due to be published in 2026, Corporate Sustainability Due Diligence Directive ("CSDDD"), and related EU Taxonomy Regulation, along with implementing regulations, to be consolidated into an "omnibus simplification package" expected for introduction as early as February 2025 . Moreover, we may be subject to the International Sustainability Standards Board's climate and sustainability disclosure requirements, as such may be or have been adopted into law by countries including the United Kingdom, Canada, Australia, China, Hong Kong, and Singapore.

While we may at times engage in voluntary initiatives (such as voluntary disclosures or goals), such initiatives may be costly and may not have the desired effect. For example, we may commit to certain initiatives and we may not ultimately be able to achieve such initiatives due to cost, technological constraints or other factors that are within or outside of our control. Even if we achieve our initiatives, our actions may subsequently be determined to be insufficient by various stakeholders or other third parties. If our ESG practices and reporting do not meet investor, regulator, customer, employee, or other stakeholder or third party expectations, which continue to evolve, our brand, reputation and/or business relationships may be negatively impacted, and we may be subject to investor or regulator engagement regarding such matters. Certain market participants, including major institutional investors, use third-party benchmarks, ratings, or scores to measure our ESG practices in making investment and voting decisions. Unfavorable ratings or scores of us or our industry may lead to negative investor sentiment and the diversion of investment to other companies or industries, which could have a negative impact on our stock price and our access to and cost of capital. As ESG best practices, reporting standards, and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting. In addition, new, conflicting ESG rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital, and employee retention. Such ESG matters may also impact our suppliers, customers, and business partners, which may augment or cause additional impacts on our business, financial condition or results of operations.

Our ability to achieve savings through our restructuring and business transformation activities may be adversely affected by management's ability to fully execute such plans as a result of local regulations, geo-political risk or other factors within or beyond the control of management.

We have implemented a number of restructuring and business transformation activities, which include steps that we believe are necessary to enhance the value and performance of the Company, including reducing operating costs and increasing efficiencies throughout our manufacturing, sales and distribution footprint. Factors within the control of management, or factors beyond management's control such as local labor regulations or legal or political intervention, may change the total estimated costs or the timing of when the savings will be achieved under the plans. Further, if we are not successful in completing the restructuring or business transformation activities timely, or if additional or unanticipated issues such as labor disruptions, inability to retain key personnel during and after the transformation or higher exit costs arise, our expected cost savings may not be met and our operating results could be negatively affected. In addition, our restructuring and transformation activities may place substantial demands on our management, which could lead to diversion of management's attention from other business priorities and result in a reduced customer focus.

The requirements to evaluate goodwill, indefinite-lived intangible assets and long-lived assets for impairment may result in a write-off of all or a portion of our recorded amounts, which would negatively affect our operating results and financial condition.

As of December 31, 2024, our balance sheet included goodwill, indefinite-lived intangible assets, amortizable intangible assets and property, plant and equipment of $715.0 million, $70.4 million, $164.6 million and $254.8 million, respectively. In lieu of amortization, we are required to perform an annual impairment review of both goodwill and indefinite-lived intangible assets. In 2024, 2023 and 2022, none of our goodwill reporting units or our indefinite lived tradenames were impaired. We are also required to perform an impairment review of our long-lived assets if indicators of impairment exist. In 2022, we recognized a pre-tax non-cash impairment charge of $1.3 million related to a technology intangible asset. This impairment was due to market value expectations indicating the carrying amounts of these assets were in excess of the fair value. In 2024 and 2023 none of our long-lived assets were impaired.

There can be no assurances that future goodwill, indefinite-lived intangible assets or other long-lived asset impairments will not occur. We perform our annual test for indications of goodwill and indefinite-lived intangible assets impairment in the fourth quarter of our fiscal year or sooner if indicators of impairment exist.

The loss or financial instability of major customers could have an adverse effect on our results of operations.

In 2024, our top ten customers accounted for approximately 23% of our total net sales with no one customer accounting for more than 10% of our total net sales. Our customers generally are not obligated to purchase any minimum volume of products from us and are able to terminate their relationships with us at any time. In addition, increases in the prices of our products, including as a result of tariffs, could result in a reduction in orders from our customers. A significant reduction in orders from, or change in terms of contracts with, any significant customers could have a material adverse effect on our future results of operations.

Our credit facility may limit our ability to pay dividends, incur additional debt and make acquisitions and other investments.

Our revolving credit facility contains operational and financial covenants that restrict our ability to make distributions to stockholders, incur additional debt and make acquisitions and other investments unless we satisfy certain financial tests and comply with various financial ratios. If we do not maintain compliance with these covenants, our creditors could declare a default under our revolving credit facility, and our indebtedness could be declared immediately due and payable. Our ability to comply with the provisions of our indebtedness may be affected by changes in economic or business conditions beyond our control. Further, one of our strategies is to increase our revenues and profitability and expand our business through acquisitions. We may require capital in excess of our available cash and the unused portion of our revolving credit facility to make large acquisitions, which we would generally obtain from access to the credit markets. There can be no assurance that if a large acquisition is identified that we would have access to sufficient capital to complete such acquisition. Should we require additional debt financing above our existing credit limit, we cannot be assured such financing would be available to us or available to us on reasonable economic terms.

Our inability to attract and retain key personnel may adversely affect our business.

Our success depends on our ability to recruit, retain and develop highly-skilled management and key personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel, or to effectively implement successions to existing personnel. If we fail to retain and recruit the necessary personnel or arrange for successors to key personnel, our business could materially suffer.

Investment Risk Factors

One of our stockholders can exercise substantial influence over our Company.

As of December 31, 2024, Timothy P. Horne beneficially owned 5,933,290 shares of Class B common stock. Our Class B common stock entitles its holders to ten votes for each share, and our Class A common stock entitles its holders to one vote per share. As of December 31, 2024, Timothy P. Horne beneficially owned approximately 17.8% of our outstanding shares of Class A common stock (assuming conversion of all shares of Class B common stock beneficially owned by Mr. Horne into Class A common stock) and approximately 99.7% of our outstanding shares of Class B common stock, which represents approximately 68.3% of the total outstanding voting power. As long as Mr. Horne controls shares representing at least a majority of the total voting power of our outstanding stock, Mr. Horne will be able to unilaterally determine the outcome of most stockholder votes, and other stockholders will not be able to affect the outcome of any such votes.

Conversion and subsequent sale of a significant number of shares of our Class B common stock could adversely affect the market price of our Class A common stock.

As of December 31, 2024, there were 27,366,685 shares of our Class A common stock outstanding and 5,953,290 shares of our Class B common stock outstanding. Shares of our Class B common stock may be converted into Class A common stock at any time on a one-for-one basis. Under the terms of a registration rights agreement with respect to outstanding shares of our Class B common stock, the holders of our Class B common stock have rights with respect to the registration of the underlying Class A common stock. Under these registration rights, the holders of Class B common stock may require, on up to two occasions that we register their shares for public resale. If we are eligible to use Form S-3 or a similar short-form registration statement, the holders of Class B common stock may require that we register their shares for public resale up to two times per year. If we elect to register any shares of Class A common stock for any public offering, the holders of Class B common stock are entitled to include shares of Class A common stock into which such shares of Class B common stock may be converted in such registration. However, we may reduce the number of shares proposed to be registered in view of market conditions. We will pay all expenses in connection with any registration, other than underwriting discounts and commissions. If all of the available registered shares are sold into the public market, the trading price of our Class A common stock could decline.

General Risk Factors

Changes in regulations or standards could adversely affect our business.

Our products and business are subject to a wide variety of statutory, regulatory and industry standards and requirements. A significant change to regulatory requirements, whether federal, foreign, state or local, or to industry standards, could substantially increase manufacturing costs, impact the size and timing of demand for our products, require us to manufacture with alternative technologies or materials, or put us at a competitive disadvantage, any of which could harm our business and have a material adverse effect on our financial condition, results of operations and cash flow.

Our operating results could be negatively affected by changes in tax rates, the adoption of new tax legislation, or exposure to additional tax liabilities.

As a global company, we are subject to taxation in numerous countries, states and other jurisdictions. As a result, our effective rate is derived from a combination of applicable tax rates in the various places that we operate. Our future taxes could be affected by numerous factors, including changes in the mix of our profitability from country to country, the results of examinations and audits of our tax filings, adjustments to our uncertain tax positions, changes in accounting for income taxes and changes in tax laws.

In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities, and in evaluating our tax positions. Our tax filings are regularly under audit by tax authorities and the ultimate tax outcome may differ from the amounts recorded and may materially affect our financial results in the period or periods for which such determination is made.

In October 2021, the Organization for Economic Co-operation and Development ("OECD") issued model rules for a new global minimum tax framework, commonly referred to as "Pillar Two," which included the introduction of a 15% global minimum tax effective beginning January 1, 2024. To date, approximately 140 countries have tentatively signed a framework agreeing in principle to this initiative. A number of countries in which we do business have implemented Pillar Two proposals into local tax legislation. Details around the proposals are still uncertain as the OECD and local jurisdictions continue to issue the technical guidance. Our effective tax rate and cash tax payments could increase in future years as a result of these changes.

The U.S. enacted the Inflation Reduction Act of 2022 ("IRA") in August 2022, which, among other provisions, created a new corporate alternative minimum tax (CAMT) of at least 15% for certain large corporations that have at least an average of $1 billion in adjusted financial statement income over a consecutive three-year period, and became effective in tax years beginning after December 31, 2022. The IRA also includes a 1% excise tax on new corporate stock repurchases that became effective in 2023. We do not expect to meet the CAMT threshold in the near term nor expect the IRA to have a material impact on our financial statements. However, it is possible that the U.S. Congress could advance other tax legislation proposals in the future that could have a material impact on our financial statements.

Item 1B. *UNRESOLVED STAFF COMMENTS.*

None.

Item 1C. *CYBERSECURITY*

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical IT Systems and information.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF"). This does not imply that we meet any particular technical standards, specifications, or requirements. We use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies, reporting channels, and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes the following:

- risk assessments designed to help identify material cybersecurity risks to our critical IT Systems, information, products, services, and our broader enterprise IT environment;

- a security team principally responsible for managing our (1) cybersecurity risk assessment processes, (2) security controls, and (3) response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test, or otherwise assist with aspects of our security controls;

- risk review of certain third-party service providers, including software vendors, third-party cloud services, and third-party hosting services, with ongoing risk monitoring for critical vendors through an external cybersecurity intelligence service;

- cybersecurity awareness training of our employees, incident response personnel, and senior management; and

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

Ongoing Risks

We have not experienced any material cybersecurity incidents. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For a full discussion of cybersecurity risks, please see our Risk Factors in Item 1A.

Management Oversight of Cybersecurity

Our Chief Information Officer ("CIO") and the Vice President ("VP") of Information Security have primary responsibility for our overall cybersecurity risk management program and supervise both our internal cybersecurity personnel and our retained external cybersecurity consultants.

Our former CIO left the Company in January 2025. Currently Shashank Patel, our Chief Financial Officer, is serving as Interim CIO as we proceed with an executive search to appoint a permanent CIO. Mr. Patel has been overseeing the Company's Information Technology function since he joined the Company in July 2018. References to the CIO and the CIO's duties refer to our CIO's historical role, Mr. Patel's interim CIO role, and our future CIO's role.

Mr. Patel has over 10 years of experience overseeing an Information Technology function. Our VP of Information Security has over 25 years of experience in leading cybersecurity functions across strategy, architecture, engineering, and operations.

The CIO and VP of Information Security supervise efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include, but are not limited to, risk assessments, including with the support of external advisors, briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

Our Cybersecurity Council, comprised of cross-functional senior leaders from operations, finance, internal audit, product management, and information technology teams, also reviews and assesses security risks and issues from a business and technology perspective across all organizations within Watts on a quarterly basis, with the guidance and input of the CIO and VP of Information Security. Our executive management team is responsible for assessing our material, or reasonably likely to be material, risks from cybersecurity threats with the advice and input of the CIO and VP of Information Security, including based on the above and from external advisors as necessary.

Board Oversight of Cybersecurity

Our Board considers cybersecurity risks as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks.

The Audit Committee oversees management's implementation of our cybersecurity risk management program and receives updates on the cybersecurity risk management program from the CIO and the VP of Information Security at least twice yearly. In addition, management updates the Audit Committee regarding any material or significant cybersecurity incidents, as well as incidents with lesser impact potential as necessary.

The Audit Committee reports to the full Board annually regarding cybersecurity. The full Board also receives annual briefings from the CIO and the VP of Information Security on cybersecurity, or from external experts on cybersecurity as part of the Board's continuing education on topics that impact public companies.

Item 2. *PROPERTIES.*

We maintain 36 principal manufacturing, warehouse and distribution centers worldwide, including our corporate headquarters located in North Andover, Massachusetts. Additionally, we maintain numerous sales offices and other smaller manufacturing facilities and warehouses. The principal properties in each of our three geographic segments and their location, principal use and ownership status are set forth below:

Americas:

Location	Principal Use	Owned/Leased
North Andover, MA	Corporate Headquarters	Owned
Burlington, ON, Canada	Distribution Center	Owned
Export, PA	Manufacturing	Owned
Franklin, NH	Manufacturing/Distribution	Owned
St. Pauls, NC	Manufacturing	Owned
Menomonee Falls, WI	Manufacturing/Distribution	Owned
Germantown, WI	Manufacturing/Distribution	Owned
Michigan City, IN	Manufacturing/Distribution	Owned
Spindale, NC	Distribution Center	Owned
Fort Worth, TX	Manufacturing/Distribution	Leased
Fort Myers, FL	Manufacturing/Distribution	Leased
Oviedo, FL	Manufacturing/Distribution	Leased
Blauvelt, NY	Manufacturing/Distribution	Leased
Sparks, NV	Distribution Center	Leased
Vernon, BC, Canada	Manufacturing/Distribution	Leased
Woodland, CA	Manufacturing	Leased
Groveport, OH	Distribution Center	Leased

Europe:

Location	Principal Use	Owned/Leased
Biassono, Italy	Manufacturing/Distribution	Owned
Hautvillers, France	Manufacturing	Owned
Landau, Germany	Manufacturing/Distribution	Owned
Plovdiv, Bulgaria	Manufacturing	Owned
Sorgues, France	Distribution Center	Owned
Vildbjerg, Denmark	Manufacturing/Distribution	Owned
Virey-le-Grand, France	Manufacturing/Distribution	Owned
Rosières, France	Manufacturing/Distribution	Owned
Gardolo, Italy	Manufacturing	Owned
Monastir, Tunisia	Manufacturing	Leased
St. Neots, United Kingdom	Distribution	Leased

Asia-Pacific, Middle East, and Africa:

Location	Principal Use	Owned/Leased
Ningbo, Beilun, China	Manufacturing	Owned
Shanghai, China	APMEA Headquarters	Leased
Ningbo, Beilun District, China	Distribution Center	Leased
Auckland, New Zealand	Manufacturing/Distribution	Leased
Dubai, United Arab Emirates	Sales Office/Distribution	Leased
Caringbah, New South Wales, Australia	Manufacturing/Distribution	Leased
Kewdale, Western Australia, Australia	Distribution	Leased
Campbellfield, Victoria, Australia	Distribution	Leased

We believe our properties, including machinery, tools and equipment, are in good condition, well maintained and adequate and suitable for their intended uses.

Item 3. *LEGAL PROCEEDINGS.*

We are from time to time involved in various legal and administrative proceedings. See Item 1. "Business—Product Liability, Environmental and Other Litigation Matters," and Note 16 of the Notes to Consolidated Financial Statements, both of which are incorporated herein by reference.

Item 4. *MINE SAFETY DISCLOSURES.*

Not applicable.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Our Class A common stock is traded on the New York Stock Exchange under the trading symbol "WTS."

There is no established public trading market for our Class B common stock, which is held by members of the Horne family. The principal holders of such stock are subject to restrictions on transfer with respect to their shares. Each share of our Class B common stock (10 votes per share) is convertible into one share of Class A common stock (1 vote per share).

The number of record holders of our Class A common stock as of January 26, 2025 was 57. The number of record holders of our Class B common stock as of January 26, 2025 was 9.

Aggregate common stock dividend payments in 2024 were $55.5 million, which consisted of $45.7 million and $9.8 million for Class A shares and Class B shares, respectively. Aggregate common stock dividend payments in 2023 were $46.5 million, which consisted of $38.3 million and $8.2 million for Class A shares and Class B shares, respectively. While we presently intend to continue to pay comparable cash dividends, the payment of future cash dividends depends upon the Board of Directors' assessment of our earnings, financial condition, capital requirements and other factors.

We satisfy the minimum withholding tax obligation due upon the vesting of shares of restricted stock by repurchasing a number of shares with an aggregate fair market value on the date of such vesting that would satisfy the withholding amount due. We did not have any such repurchases in the three-month period ended December 31, 2024.

The following table includes information with respect to repurchases of our Class A common stock during the three-month period ended December 31, 2024 under our stock repurchase programs.

	Issuer Purchases of Equity Securities (1)			
Period	**(a) Total Number of Shares (or Units) Purchased(1)**	**(b) Average Price Paid per Share (or Unit)**	**(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs**	**(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs**
September 30, 2024 – October 27, 2024	6,070	$ 205.36	6,070	$ 147,747,960
October 28, 2024 – November 24, 2024	6,113	$ 204.55	6,113	$ 146,497,693
November 25, 2024 – December 31, 2024	7,355	$ 212.85	7,355	$ 144,932,380
Total	19,538	$ 207.90	19,538	

(1) On February 6, 2019, we announced that our Board of Directors had authorized a repurchase program of up to $150 million of our Class A common stock, to be purchased from time to time on the open market or in privately negotiated transactions. This repurchase program was completed in 2024 after the Company expended the remainder of the $150 million authorized under the repurchase program. On July 31, 2023, the Board of Directors authorized an additional stock repurchase program of up to $150 million of our Class A common stock to be purchased from time to time on the open market or in privately negotiated transactions, which also

has no expiration date. The timing and number of shares repurchased will be determined by the Company's management based on its evaluation of market conditions and other factors.

Performance Graph

Set forth below is a line graph comparing the cumulative total shareholder return on our Class A common stock for the last five years with the cumulative return of companies on the Standard & Poor's 500 Stock Index and the Russell 2000 Index. We chose the Russell 2000 Index because it represents companies with a market capitalization similar to that of Watts Water. The graph assumes that the value of the investment in our Class A common stock and each index was $100 at December 31, 2019 and that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Watts Water Technologies, Inc., the S&P 500 Index
and the Russell 2000 Index



*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2025 Standard & Poor's, a division of S&P Global. All rights reserved.
Copyright© 2025 Russell Investment Group. All rights reserved.

Cumulative Total Return

	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Watts Water Technologies, Inc.	100.00	123.16	197.84	150.22	215.68	212.18
S & P 500	100.00	118.40	152.39	124.79	157.59	197.02
Russell 2000	100.00	119.96	137.74	109.59	128.14	142.93

The above Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

Item 6. [Reserved]

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

Overview

We are a leading supplier of solutions, systems and products that manage and conserve the flow of fluids and energy into, through and out of buildings in the commercial, industrial and residential markets in the Americas, Europe and Asia-Pacific, Middle East and Africa ("APMEA"). For 150 years, we have designed and produced valve systems that safeguard and regulate water systems, energy efficient heating and hydronic systems, drainage systems and water filtration technology that helps purify and conserve water. We earn revenue and income almost exclusively from the sale of our products. Our principal product and solution categories include:

- Residential & commercial flow control and protection—includes products and solutions typically sold into plumbing and hot water applications such as backflow preventers, water pressure regulators, temperature and pressure relief valves, thermostatic mixing valves, leak detection and protection products, commercial washroom solutions and emergency safety products and equipment. Many of our flow control and protection products are now smart and connected enabled, warning of leaks, floods, freezing temperatures and other hazards with alerts to Building Management Systems ("BMS") and/or personal devices giving our customers greater insight into their water management and the ability to shut off the water supply to avoid waste and mitigate damage.

- Heating, ventilation and air conditioning ("HVAC") & gas—includes commercial high-efficiency boilers, water heaters and heating solutions, hydronic and electric heating systems for under-floor radiant applications, custom heat and hot water solutions, hydronic pump groups for boiler manufacturers and alternative energy control packages, and flexible stainless steel connectors for natural and liquid propane gas in commercial food service and residential applications. Most of our HVAC products and solutions feature advanced controls enabling customers to easily connect to the BMS for better monitoring, control and operation.

- Drainage & water re-use—includes drainage products and engineered rainwater harvesting solutions for commercial, industrial, marine and residential applications, including connected roof drain systems.

- Water quality—includes point of use and point of entry water filtration, monitoring, conditioning and scale prevention systems for commercial, marine and residential applications.

Our business is reported in three geographic segments: Americas, Europe, and APMEA. We distribute our products through four primary distribution channels: wholesale, original equipment manufacturers ("OEMs"), specialty, and do-it-yourself ("DIY").

We believe the factors relating to our future growth include continued product innovation that meets the needs of our customers and our end markets; our ability to continue to make selective acquisitions, both in our core markets as well as in complementary markets; regulatory requirements relating to the quality and conservation of water and the safe use of water; increased demand for clean water; and continued enforcement of plumbing and building codes. Our acquisition strategy focuses on businesses that promote our key macro themes around safety and regulation, energy efficiency and water conservation. We target businesses that we believe will provide us with one or more of the following: an entry into new markets and/or new geographies, improved channel access, unique and/or proprietary technologies, including smart and connected technologies, advanced production capabilities or complementary solution offerings. We have completed 14 acquisitions since 2015, and in the last two years, we have completed four strategic and complementary acquisitions that expanded our addressable market and that we believe will enable value creation through greater scale and growth opportunities.

Our innovation strategy is focused on differentiated products and solutions that will provide greater opportunity to distinguish ourselves in the marketplace, while at the same time creating innovative products and smart solutions to protect, control, and conserve critical resources, and help our customers with their sustainability efforts through the use of our products. We continually look for strategic opportunities to invest in new products and markets or divest existing product lines where necessary in order to meet those objectives.

Over the past several years we have been building our smart and connected products foundation by expanding our internal capabilities and making strategic acquisitions. Our strategy is to deliver superior customer value through smart and connected products and intelligent water solutions. This strategy focuses on three dimensions: Connect, Control and Conserve. We are focused on introducing products that connect our customers with smart systems, manage systems for optimal performance, and conserve critical resources by increasing operability, efficiency and safety.

Products representing a majority of our sales are subject to regulatory standards and code enforcement, which typically require that these products meet stringent performance criteria. We have consistently advocated for the development and enforcement of such plumbing codes. We are focused on maintaining stringent quality control and testing procedures at each of our manufacturing facilities in order to manufacture products in compliance with code requirements and take advantage of the resulting demand for compliant products. We believe that product development, product testing capability and investment in plant and equipment needed to manufacture products in compliance with code requirements, represent a competitive advantage for us.

Global gross domestic product ("GDP") remains positive and is generally a leading indicator for our repair and replacement business. New construction indicators are mixed. Multi-family housing, office, retail and recreation verticals are expected to be down, but light industrial, including data centers, is growing and institutional verticals remain steady. The European economy remains weak and geo-political uncertainties continue. Elevated interest rates may impact new construction. Tariffs on foreign imports into the United States, particularly from Canada, China and Mexico, should they be implemented, will increase the cost of our products and could adversely impact the gross margin we earn on our products. We believe we are prepared to proactively work with our supply chain to mitigate the cost impact, seek alternative supply sources when necessary and pass increases in costs to our customers, to the extent possible, when they occur. We also continue to experience inflation across our labor and overhead costs. Despite these anticipated challenges and uncertainties, we continue to invest in our business, including new products, our smart and connected solutions and our growth and productivity initiatives. We remain focused on our customers' needs and executing on our long-term strategy.

Due to the above circumstances and as described generally in this Form 10-K, our results of operations for the year ended December 31, 2024 are not necessarily indicative of future results. Management cannot predict the full impact of the uncertainties discussed above. For further information regarding the impact on the Company, see Item 1A. "Risk Factors."

Financial Overview

Net sales for 2024 increased 9.5%, or $195.9 million, on a reported basis and decreased 0.9%, or $18.0 million, on an organic basis, compared to 2023. The reported sales increase included acquired sales of 10.4%, or $214.7 million, with $206.6 million reported within the Americas segment and $8.1 million reported within APMEA, and the unfavorable impact of foreign exchange of $0.8 million. The organic sales decrease was primarily driven by lower volumes in our Europe segment, partially offset by incremental price across all of our operating segments. Operating income of $390.4 million increased by $39.5 million, or 11.3%, in 2024 compared to 2023. This increase was primarily driven by contribution from our acquisitions, favorable price, product mix, productivity, and cost savings from restructuring actions, partially offset by inflation, lower volume in our Europe segment and incremental investments.

In discussing our results of operations, segment earnings is our GAAP performance measure used by our chief operating decision-maker ("CODM") to assess and evaluate segment results. Segment earnings exclude the impacts of special items which are defined as non-recurring, and unusual expenses or benefits such as restructuring costs, acquisition-related costs, gain or loss on sale of assets, pension settlements and contingent consideration adjustments. The CODM uses segment earnings for insight into underlying trends comparing past financial performance with current performance by reporting segment on a consistent basis.

In addition, we refer to non-GAAP organic changes in financial measures, including organic net sales, organic net sales growth, organic selling, general and administrative expenses, and organic segment earnings, that exclude the impacts of acquisitions, divestitures and foreign exchange. Management believes reporting these non-GAAP financial measures provides useful information to investors, potential investors and others, because it allows for additional insight into underlying trends by providing growth on a consistent basis. We reconcile the change in these non-GAAP financial measures to our reported results below.

Management's discussion and analysis of our financial condition, results of operations and cash flows as of and for the year ended December 31, 2022 can be found in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our Annual Report on Form 10-K for the year ended December 31, 2023.

Acquisitions

Effective January 1, 2024, we completed the acquisition of Josam Company following its conversion into Josam Industries, LLC ("Josam") in a share purchase transaction funded with cash on hand. The aggregate net purchase price was approximately $98.9 million, net of cash acquired of $4.6 million. The final post-closing working capital adjustment was immaterial and adjusted in the second quarter of 2024, resulting in a final purchase price of $99.0 million, net of cash acquired. Josam is based in Michigan City, Indiana, and is a leading provider and manufacturer of drainage and plumbing products, serving commercial, industrial, and multi-family end markets for over 100 years. We accounted for the transaction as a business combination in 2024.

Recent Developments

On February 3, 2025, our Board of Directors authorized a restructuring program with respect to our operating facility in Hautvillers, France (the "2025 French restructuring"). The restructuring program includes the shutdown of the foundry at our manufacturing facility in Hautvillers, France and the relocation of the facility's other production activities primarily to our other facilities in France and other locations in Europe. The program is expected to include pre-tax charges totaling approximately $22 million, including costs for severance, relocation, facility exit and clean-up and certain asset write-downs, and result in the elimination of approximately 96 positions at the Hautvillers, France facility. Severance costs make up the majority of the program costs and are estimated to approximate $18 million. As a result of the facility consolidations, the net headcount reduction in France is expected to be approximately 68 positions. Total net after-tax charges for this restructuring program are expected to be approximately $16 million, of which non-cash charges are immaterial, with costs being incurred through the end of 2026, at which time the restructuring program is expected to be completed. We expect to spend approximately $1 million in capital expenditures to consolidate operations. Annual pre-tax savings are estimated to be approximately $3 million, which we expect to fully realize by the end of 2026.

On February 3, 2025, we declared a quarterly dividend of forty-three cents ($0.43) per share on each outstanding share of Class A common stock and Class B common stock payable on March 14, 2025, to stockholders of record on February 28, 2025.

On January 2, 2025, we completed the acquisition of I-CON Systems ("I-CON") in a share purchase transaction funded with cash on hand. The aggregate net purchase price was approximately $70.6 million, net of cash acquired of $2.5 million, and is subject to a final post-closing working capital adjustment. I-CON is headquartered in Oviedo, Florida, and is a leading designer and manufacturer of intelligent plumbing controls, addressing the unique challenges of water management in correctional facilities. We will account for the transaction as a business combination in the first quarter of 2025.

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Sales. Our business is reported in three geographic segments: Americas, Europe and APMEA. Our net sales in each of these segments for the years ended December 31, 2024 and December 31, 2023 were as follows:

	Year Ended December 31, 2024		Year Ended December 31, 2023			% Change to Consolidated Net Sales
	Net Sales	% Sales	Net Sales	% Sales	Change	
			(dollars in millions)			
Americas	**$ 1,664.9**	73.9 **%**	$ 1,428.1	69.5 %	$ 236.8	11.5 %
Europe	**453.3**	20.1	512.1	24.9	(58.8)	(2.9)
APMEA	**134.0**	6.0	116.1	5.6	17.9	0.9
Total	**$ 2,252.2**	100.0 **%**	$ 2,056.3	100.0 %	$ 195.9	9.5 %

The change in net sales was attributable to the following:

	Americas	Europe	APMEA	Total	Change As a % of Consolidated Net Sales				Change As a % of Segment Net Sales		
					Americas	Europe	APMEA	Total	Americas	Europe	APMEA
					(dollars in millions)						
Organic	$ 31.6	$ (60.3)	$ 10.7	$ (18.0)	1.6 %	(3.0)%	0.5 %	(0.9)%	2.2 %	(11.8)%	9.2 %
Foreign exchange	(1.4)	1.5	(0.9)	(0.8)	(0.1)	0.1	—	—	(0.1)	0.3	(0.8)
Acquired	206.6	—	8.1	214.7	10.0	—	0.4	10.4	14.5	—	7.0
Total	$ 236.8	$ (58.8)	$ 17.9	$ 195.9	11.5 %	(2.9)%	0.9 %	9.5 %	16.6 %	(11.5)%	15.4 %

Our products are sold primarily to wholesalers, OEMs, DIY chains, and through various specialty channels. The change in organic net sales by channel was attributable to the following:

	Wholesale	OEMs	DIY	Specialty	Total	Change As a % of Prior Year Sales (*)			
						Wholesale	OEMs	DIY	Specialty
					(dollars in millions)				
Americas	$ 12.8	$ (1.4)	$ 0.4	$ 19.8	$ 31.6	1.5 %	(1.4)%	0.5 %	5.3 %
Europe	(6.9)	(53.0)	(0.4)	—	(60.3)	(2.2)	(27.8)	(15.4)	—
APMEA	12.4	(0.8)	—	(0.9)	10.7	14.8	(11.0)	—	(3.6)
Total	$ 18.3	$ (55.2)	$ —	$ 18.9	$ (18.0)	1.4 %	(18.5)%	— %	4.7 %

* Segment change as a % of segment net sales by channel and Total change as a % of consolidated net sales by channel.

Americas net sales increased $236.8 million, or 16.6%, in 2024 compared to 2023. The change in net sales was positively impacted by $206.6 million, or 14.5%, of acquired sales related to the Bradley and Josam acquisitions completed in the fourth quarter of 2023 and first quarter of 2024, respectively. The change in net sales was negatively impacted by $1.4 million, or 0.1%, of foreign currency translation. Organic net sales increased $31.6 million, or 2.2%, primarily due to increased volume and favorable price realization. The organic net sales growth was primarily in the wholesale channel from increased sales across our core valve products and in the specialty channel from increased sales of our heating and hot water products.

Europe net sales decreased $58.8 million, or 11.5%, in 2024 compared to 2023. The change in net sales was positively impacted by $1.5 million, or 0.3%, of foreign currency translation. Organic net sales decreased $60.3 million, or 11.8%, primarily due to lower volumes, partially offset by favorable price realization. The decrease was primarily due to volume declines in the OEM channel which was impacted by reduced government energy incentives and the related heat pump destocking, as well as volume declines in wholesale plumbing product sales into France and Benelux, partially offset by increased sales of our drains products.

APMEA net sales increased $17.9 million, or 15.4%, in 2024 compared to 2023. The change in net sales was negatively impacted by $0.9 million, or 0.8%, of foreign currency translation, which was more than offset by $8.1 million, or 7.0%, of acquired sales related to the Enware acquisition completed in the second quarter of 2023. Organic net sales increased $10.7 million, or 9.2%, primarily due to increased volume across all major countries in the segment.

The net decrease in sales due to foreign exchange was mostly due to the unfavorable impact of the appreciation of the U.S. dollar against the Chinese yuan and Canadian dollar, partially offset by the favorable impact of the depreciation of the U.S. dollar against the euro in 2024.

Gross Profit. Gross profit and gross profit as a percent of net sales (gross margin) for 2024 and 2023 were as follows:

	Year Ended	
	December 31, 2024	December 31, 2023
	(dollars in millions)	
Gross profit	$ 1,062.0	$ 960.9
Gross margin	47.2 %	46.7 %

Gross profit increased primarily due to contribution from our acquisitions, higher price realization and productivity, partially offset by inflation, lower volume in our Europe segment, and the amortization of the fair value step-up adjustments for inventory purchased as part of the Bradley and Josam acquisitions. Gross profit includes the impact of the Bradley and Josam acquisitions completed in the fourth quarter of 2023 and first quarter of 2024, respectively. Gross margin was also impacted by the overall dilutive impact of the Bradley acquisition.

Selling, General and Administrative Expenses. Selling, general and administrative, or SG&A, expenses increased $59.9 million, or 9.9%, in 2024 compared to 2023. The increase in SG&A expenses was attributable to the following:

	(in millions)	% Change
Organic	$ (2.7)	(0.4)%
Foreign exchange	(0.3)	(0.1)
Acquired	73.9	12.2
Special items	(11.0)	(1.8)
Total	$ 59.9	9.9 %

The organic decrease in SG&A expenses was primarily due to $10.3 million from productivity initiatives, a net decrease in short-term and long-term compensation accruals of $6.7 million, $3.3 million of restructuring saving, and decreases of $4.0 million in professional fees, $2.9 million in engineering project spend, $2.0 million in donations, $1.4 million in depreciation and amortization, $1.1 million in travel and marketing spend, and $1.1 million in insurance and product liability claim costs. These decreases were partially offset by general inflation of $16.7 million and an increase in investments of $16.3 million, including in our smart and connected initiatives and other strategic initiatives, compared to 2023. The decrease in foreign exchange was primarily driven by the appreciation of the U.S. dollar against the Canadian dollar and Chinese yuan, partially offset by the depreciation of the U.S. dollar against the euro. The acquired increase in SG&A related to the Bradley and Josam acquisitions in the Americas segment completed in the fourth quarter of 2023 and first quarter of 2024, respectively, as well as the Enware acquisition in the APMEA segment completed in the second quarter of 2023. The decrease in special items SG&A costs was primarily due to a $7.8 million gain on the settlement of Bradley's frozen pension plan and $4.4 million gain on sale of buildings. Total SG&A expenses, as a percentage of net sales, were 29.5% in 2024 compared to 29.4% in 2023.

Restructuring. In 2024, we recorded a net restructuring charge of $7.2 million, which related to immaterial actions in all regions including severance, exit costs and other cost reductions. In 2023, we recorded a net restructuring charge of $5.5 million, which related to immaterial cost reduction actions in all regions primarily related to severance and other exit costs. For a more detailed description of our current and future restructuring plans, see "Recent Developments" above and Note 3 of Notes to Consolidated Financial Statements in this Annual Report Form 10-K.

Operating Income. Operating income, which is made up of segment earnings, Corporate operating loss and special items, for 2024 and 2023 was as follows:

| | Year Ended | | | % Change to Consolidated Operating Income |
| | December 31, 2024 | December 31, 2023 | Change | |
	(dollars in millions)			
Americas	$ 376.0	$ 328.5	$ 47.5	13.6 %
Europe	53.2	72.4	(19.2)	(5.5)
APMEA	24.5	19.3	5.2	1.5
Total segment earnings	$ 453.7	$ 420.2	33.5	9.6
Corporate operating loss - excluding special items	(54.1)	(55.0)	0.9	0.2
Corporate special items	(1.7)	(5.8)	4.1	1.2
Corporate operating loss - as reported	$ (55.8)	$ (60.8)	5.0	1.4
Segment special items	(7.5)	(8.5)	1.0	0.3
Total operating income	$ 390.4	$ 350.9	$ 39.5	11.3 %

The increase (decrease) in total segment earnings is attributable to the following:

| | Americas | Europe | APMEA | Total | Change As a % of Total Segment Earnings | | | | Change As a % of Segment Earnings | | |
| | | | | | Americas | Europe | APMEA | Total | Americas | Europe | APMEA |
	(dollars in millions)										
Organic	$ 23.0	$ (19.5)	$ 4.3	$ 7.8	5.5 %	(4.6)%	1.0 %	1.9 %	7.0 %	(26.9)%	22.3 %
Foreign exchange	(0.3)	0.3	0.2	0.2	(0.1)	0.1	—	—	(0.1)	0.4	1.0
Acquired	24.8	—	0.7	25.5	5.9	—	0.2	6.1	7.5	—	3.6
Total	$ 47.5	$ (19.2)	$ 5.2	$ 33.5	11.3 %	(4.5)%	1.2 %	8.0 %	14.4 %	(26.5)%	26.9 %

Operating income increased $39.5 million, or 11.3%, in 2024 compared to 2023. Operating income increased due to higher segment earnings in the Americas of $47.5 million, or 13.6%, and in APMEA of $5.2 million, or 1.5%, partially offset by lower segment earnings in Europe of $19.2 million, or 5.5%. The increase in organic segment earnings of $7.8 million, or 2.2%, was due to higher price, favorable product mix, productivity, and savings from restructuring actions, partially offset by inflation, lower volume in Europe and incremental investments. Total segment earnings were positively impacted by $25.5 million, or 7.3%, from acquisitions and positively impacted by $0.2 million, or 0.1%, of foreign currency translation compared to 2023.

Operating income was positively impacted by $5.0 million, or 1.4%, of decreased Corporate costs, primarily due to the $4.1 million, or 1.2%, decrease in Corporate special items in 2024 compared to 2023, due to decreased acquisition-related expenses within Corporate.

Interest Income. Interest income increased $1.7 million, or 23.6%, in 2024 as compared to 2023 primarily due to higher interest rates earned on our cash and cash equivalents.

Interest Expense. Interest expense increased $6.5 million, or 79.3%, in 2024 as compared to 2023 primarily due to a higher principal balance of debt outstanding due to the acquisition of Bradley in the fourth quarter of 2023 and an increase in interest rates. Refer to Note 12 of Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for further details.

Other (Income) expense, Net. Other (income) expense, net, was an income balance of $1.4 million in 2024 primarily due to an immaterial investment gain. In 2023, other (income) expense, net was an expense balance primarily due to unfavorable foreign currency translation. Refer to Note 17 Financial Instruments of Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for further details.

Income Taxes. Our effective income tax rate decreased to 24.6% in 2024 from 24.9% in 2023. The decrease is primarily due to 2023 having additional foreign withholding taxes associated with the repatriation of funds and was partially offset by a lower tax benefit from the vesting of stock compensation awards and incremental foreign taxes related to the final settlement of a foreign tax audit in 2024.

Net Income. Net income for 2024 was $291.2 million, or $8.69 per common share on a diluted basis, compared to $262.1 million, or $7.82 per common share on a diluted basis, for 2023. Results for 2024 included after-tax charges of $10.7 million, or $0.32 per common share, for acquisition-related costs and $5.4 million, or $0.16 per common share, for restructuring, partially offset by after-tax benefits of $5.8 million, or $0.17 per common share, for a gain on the settlement of the Bradley pension plan, $3.5 million, or $0.11 per common share, for a gain on sale of assets and $1.0 million, or $0.03 per common share, for other investment gains.

Results for 2023 include after-tax charges of $8.3 million, or $0.25 per common share, for acquisition-related costs, $5.3 million, or $0.16 per common share, primarily for an income tax adjustment related to repatriation of foreign funds and $4.1 million, or $0.12 per common share, for restructuring; partially offset by an after-tax benefit of $2.5 million, or $0.08 per common share, for an adjustment to contingent consideration.

Liquidity and Capital Resources

2024 and 2023 Cash Flows

We generated $361.1 million of net cash from operating activities in 2024 as compared to $310.8 million in 2023. The increase in cash generated was primarily due to higher net income, improved working capital and cash flows generated from acquisitions.

We used $124.7 million of net cash for investing activities in 2024 compared to $343.1 million used in 2023. We spent $217.1 million less cash for acquisitions and $0.3 million less cash for net capital expenditures in 2024 compared to 2023.

We used $190.5 million of net cash for financing activities during 2024 primarily due to long-term debt repayments of $100.0 million, dividend payments of $55.5 million, tax withholding payments on vested stock awards of $13.0 million and payments of $17.0 million to repurchase 85,435 shares of Class A common stock. In 2023, we generated $69.0 million of net cash from financing activities in 2023 primarily due to proceeds from borrowings of $240.0 million offset by long-term debt repayments on our line of credit totaling $90.0 million, tax withholding payments on vested stock awards of $15.8 million, dividend payments of $46.5 million and payments of $16.0 million to repurchase 91,622 shares of Class A common stock.

On July 12, 2024, we entered into the Third Amended and Restated Credit Agreement by and among the Company, certain subsidiaries of the Company, the lenders and other parties from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent (the "Credit Agreement"). The Credit Agreement amends and restates the prior Second Amended and Restated Credit Agreement, dated as of March 30, 2021 (as amended by that certain Amendment No. 1 date August 2, 2022 and Amendment No. 2 dated December 12, 2023), that establishes our senior unsecured revolving credit facility of $800 million (the "Revolving Credit Facility"). The Credit Agreement also contains an expansion option of $400.0 million. Pursuant to the Credit Agreement, the maturity date of the Revolving Credit Facility is July 12, 2029, subject to extension under certain circumstances and subject to the terms of the Credit Agreement. The Credit Agreement provides for a maximum consolidated leverage ratio of 3.50 to 1.00 (or 4.00 to 1.00 during temporary step-ups following certain permitted acquisitions) and the minimum consolidated interest ratio of 3.50 to 1.00.

The Revolving Credit Facility also includes sublimits of $100 million for letters of credit and $15 million for swing line loans. As of December 31, 2024, we had drawn down $200.0 million on this line of credit and had $12.9 million in letters of credit outstanding, which resulted in $587.1 million of unused and available credit under the Revolving Credit Facility as of such date. Borrowings outstanding under the Revolving Credit Facility bear interest at a fluctuating rate per annum equal to an applicable percentage defined as (i) in the case of Term Benchmark loans, the Term Benchmark rate plus an applicable percentage, ranging from 1.075% to 1.325%, or (ii) in the case of alternate base rate loans and swing line loans, interest (which at all times will not be less than 1.00%) at the greatest of (a) the Prime Rate in effect on such day, (b) the FRBNY Rate in effect on such day plus 0.50% and (c) the Term Benchmark rate plus 1.00% for a one month interest period, in each case, determined by reference to our consolidated leverage ratio. For the borrowings denominated in dollars, there is a fixed 10 basis point adjustment if the reference rate is Term SOFR. The weighted average interest rate on debt outstanding under the Revolving Credit Facility as of December 31, 2024 was 5.64%. The weighted average interest rate on debt outstanding inclusive of the interest rate swap discussed in Note 17 of the Notes to Consolidated Financial Statements and interest rates under the Revolving Credit Facility as of December 31, 2024 was 4.07%. In addition to paying interest under the Credit Agreement, we are also required to pay certain fees in connection with the

Revolving Credit Facility, including, but not limited to, an unused facility fee and letter of credit fees. We may repay loans outstanding under the Credit Agreement from time to time without premium or penalty, other than customary breakage costs, if any, and subject to the terms of the Credit Agreement.

As of December 31, 2024, we held $386.9 million in cash and cash equivalents. Of this amount, $161.0 million of cash and cash equivalents were held by foreign subsidiaries. Our U.S. operations typically generate sufficient cash flows to meet our domestic obligations. However, if we did have to borrow to fund some or all of our expected cash outlays, we can do so at reasonable interest rates by utilizing the undrawn borrowings under our Revolving Credit Facility. Subsequent to recording the Toll Tax as part of the Tax Cuts and Jobs Act of 2017, our intent, other than with respect to the one-time repatriation of foreign earnings in 2023, has been to permanently reinvest undistributed earnings of foreign subsidiaries, and we do not have any current plans to repatriate additional post-Toll Tax foreign earnings to fund operations in the United States. However, if amounts held by foreign subsidiaries were needed to fund operations in the United States, we could be required to accrue and pay taxes to repatriate these funds. Such charges may include potential state income taxes and other tax charges. In 2024, we repatriated approximately $75.4 million of previously taxed foreign earnings, using the majority of that cash to reduce our outstanding debt and to fund acquisitions.

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Covenant Compliance

Under the Credit Agreement, we are required to satisfy and maintain specified financial ratios and other financial condition tests as of December 31, 2024. The financial ratios include a consolidated interest coverage ratio based on consolidated earnings before income taxes, interest expense, depreciation, and amortization (Consolidated EBITDA) to consolidated interest expense, as defined in the Credit Agreement. The Credit Agreement defines Consolidated EBITDA to exclude unusual or non-recurring charges and gains. We are also required to maintain a consolidated leverage ratio of consolidated funded debt to Consolidated EBITDA. Consolidated funded debt, as defined in the Credit Agreement, includes all long and short-term debt, finance lease obligations and any trade letters of credit that are outstanding, less cash and cash equivalents on the balance sheet.

As of December 31, 2024, our actual financial ratios calculated in accordance with the Credit Agreement compared to the required levels under the Credit Agreement were as follows:

	Actual Ratio	**Required Level**
		Minimum level
Interest Charge Coverage Ratio	32.3 to 1.00	3.50 to 1.00
		Maximum level
Leverage Ratio	0.00 to 1.00	3.50 to 1.00 (or 4.00 to 1.00 during temporary step-ups following certain acquisitions)

As of December 31, 2024, we were in compliance with all covenants related to the Credit Agreement.

In addition to financial ratios, the Credit Agreement contains affirmative and negative covenants that include limitations on disposition or sale of assets, prohibitions on assuming or incurring any liens on assets with limited exceptions and limitations on making investments other than those permitted by the agreement.

Working capital (defined as current assets less current liabilities) as of December 31, 2024 was $665.6 million compared to $655.2 million as of December 31, 2023. The ratio of current assets to current liabilities was 2.6 to 1 as of December 31, 2024 and December 31, 2023. The increase in working capital is primarily related to the increase in cash and cash equivalents as a result of increased cash from operating activities.

Material Cash Requirements

We expect existing cash and cash equivalents and cash flows from operations and financing activities to be sufficient to meet our cash needs during 2025 and thereafter for the foreseeable future.

We anticipate investing between $45 million to $50 million in capital expenditures during 2025 to improve our manufacturing capabilities and invest in technology and other commercial and operational excellence initiatives. We also anticipate investing approximately $20 million to $25 million during 2025 related to our multi-year cloud-based SAP ERP system implementation for our Americas and APMEA regions. The SAP ERP system implementation will be a phased rollout approach over a number of years. We expect the new ERP investment will result in more efficient and scalable operational processes, provide enhanced analytics to drive improved business performance, and offer an improved customer experience.

We completed the acquisition of I-CON in a share purchase transaction funded with cash on hand on January 2, 2025. The aggregate net purchase price was approximately $70.6 million, net of cash acquired of $2.5 million, and is subject to a final post-closing working capital adjustment.

We anticipate spending approximately $20 million in the next 12 months related to the 2025 French restructuring program that was approved on February 3, 2025. For a more detailed description of our current restructuring plans, see Note 3 of Notes to Consolidated Financial Statements in this Annual Report Form 10-K. For a more detailed description of this restructuring plan, see Note 20 of Notes to Consolidated Financial Statements in this Annual Report Form 10-K

We intend to continue to repurchase shares of Class A common stock consistent with prior years. The repurchases are executed from time to time on the open market or in privately negotiated transactions. The timing and number of shares repurchased will be determined based on our evaluation of market conditions and other factors, see Note 13 of Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

While we presently intend to continue to pay comparable quarterly cash dividends on both Class A and B common stock, the payment of future cash dividends depends upon our Board of Directors' assessment of our earnings, financial condition, capital requirements and other factors.

We maintain letters of credit that guarantee our performance or payment to third parties in accordance with specified terms and conditions. Amounts outstanding were approximately $12.9 million as of December 31, 2024 and $12.5 million as of December 31, 2023. Our letters of credit are primarily associated with insurance coverage and, to a lesser extent, foreign purchases and generally expire within one year of issuance. These instruments may exist or expire without being drawn down; therefore, they do not necessarily represent future cash flow obligations.

Our contractual obligations as of December 31, 2024 are presented in the following table:

Contractual Obligations	Total	Next 12 Months	Beyond 12 Months
		(in millions)	
Long-term debt obligations, including current maturities(a)	$ 200.0	$ —	$ 200.0
Operating lease obligations(b)	57.8	12.9	44.9
Finance lease obligations(c)	4.6	2.7	1.9
Pension contributions(d)	9.0	0.4	8.6
Interest(e)	17.1	9.9	7.2
2017 Tax Act Toll Tax payable(f)	8.4	8.4	—
Capital expenditures(g)	4.4	4.4	—
Purchase obligations(h)	52.0	49.8	2.2
Total	$ 353.3	$ 88.5	$ 264.8

(a) Relates to drawdowns on the line of credit under the Credit Agreement as recognized in the consolidated balance sheet. See Note 12 of Notes to the Consolidated Financial Statements in this Annual Report for further disclosures.

(b) Relates to the lease liabilities recognized for right-of-use assets of operating leases with a lease term longer than twelve months. See Note 9 of Notes to the Consolidated Financial Statements in this Annual Report for further disclosures.

(c) Relates to the lease liabilities recognized for right-of-use assets of financing leases with a lease term longer than twelve months. See Note 9 of Notes to the Consolidated Financial Statements in this Annual Report for further disclosures.

(d) Relates to estimated future obligations for the Europe pension plans. See Note 15 of Notes to the Consolidated Financial Statements in this Annual Report for further disclosures.

(e) Represents the current estimate of future interest payments due on the current and estimated future drawdown requirements on the line of credit under the Credit Agreement referenced above at (a).

(f) Relates to the 2017 Tax Act one time transition tax on accumulated foreign subsidiary earnings not previously subject to U.S. income tax which was payable over a number of years.

(g) Relates to capital expenditure obligations included in the anticipated capital expenditure investment totals of $45 million to $50 million discussed above.

(h) Primarily includes $45.2 million of commodity commitments and $6.2 million relates to cost obligations for our SAP ERP system implementation program.

Non-GAAP Financial Measures

In accordance with the SEC's Regulation G and Item 10(e) of Regulation S-K, the following provides definitions of the non-GAAP financial measures used by management. We believe that these measures enhance the overall understanding of underlying business results and trends. These non-GAAP measures are not intended to be considered by the user in place of the related GAAP financial measure, but rather as supplemental information to more fully understand our business results. These non-GAAP financial measures may not be the same as similar measures used by other companies due to possible differences in method and in the items or events being adjusted.

We refer to non-GAAP organic changes in financial measures, including organic net sales, organic net sales growth, organic SG&A expenses and organic segment earnings which are non-GAAP measures that exclude the impacts of acquisitions, divestitures and foreign exchange from year-over-year comparisons. A reconciliation to the most closely related U.S. GAAP measure, net sales, net sales growth, SG&A and segment earnings, have been included in our discussion within "Results of Operations" above. Non-GAAP measures should be considered in addition to, and not as a replacement for or as a superior measure to U.S. GAAP measures. Management believes reporting these non-GAAP measures provide useful information to investors, potential investors and others, by facilitating easier comparisons of our performance with prior and future periods.

Adjusted operating income, adjusted operating margins, adjusted net income, and adjusted diluted earnings per share are non-GAAP measures that exclude the impact of special items which are defined as non-recurring, and unusual expenses incurred or benefits recognized in the periods presented that relate primarily to our global restructuring programs, acquisition-related costs, contingent consideration adjustment, gain or loss on sale of assets, pension settlements, other investment gains and the related income tax impacts on these items and other tax adjustments. Management believes reporting these financial measures provides useful information to investors, potential investors and others, by facilitating easier comparisons of our performance with prior and future periods.

A reconciliation of U.S. GAAP results to these adjusted non-GAAP measures is provided below (dollars in millions, except per share amounts):

		Year Ended		
		December 31, 2024		December 31, 2023
Net sales	$	**2,252.2**	$	2,056.3
Operating income		**390.4**		350.9
Operating margin %		***17.3%***		*17.1%*
Adjustments for special items:				
Restructuring		**7.2**		5.5
Acquisition-related costs		**14.2**		11.3
Contingent consideration adjustment		**—**		(2.5)
Gain on sale of asset		**(4.4)**		—
Pension settlement		**(7.8)**		—
Total adjustments for special items	$	**9.2**	$	14.3
Adjusted operating income	$	**399.6**	$	365.2
Adjusted operating margin %		***17.7%***		*17.8%*
Net income	$	**291.2**	$	262.1
Adjustments for special items - tax effected:				
Restructuring		**5.4**		4.1
Acquisition-related costs		**10.7**		8.3
Contingent consideration adjustment		**—**		(2.5)
Gain on sale of asset		**(3.5)**		—
Pension settlement		**(5.8)**		—
Other investment gain		**(1.0)**		—
Discrete tax items		**—**		5.3
Total adjustments for special items - tax effected:	$	**5.8**	$	15.2
Adjusted net income	$	**297.0**	$	277.3
Diluted earnings per share	$	**8.69**	$	7.82
Restructuring		**0.16**		0.12
Acquisition-related costs		**0.32**		0.25
Contingent consideration adjustment		**—**		(0.08)
Gain on sale of asset		**(0.11)**		—
Pension settlement		**(0.17)**		—
Other investment gain		**(0.03)**		—
Discrete tax items		**—**		0.16
Adjusted diluted earnings per share	$	**8.86**	$	8.27

Free cash flow is a non-GAAP measure that does not represent cash provided by operating activities in accordance with U.S. GAAP. Therefore, it should not be considered an alternative to net cash provided by or used in operating activities as an indication of our performance. The cash conversion rate of free cash flow to net income is also a measure of our performance in cash flow generation. We believe free cash flow and cash flow conversion rate to be an appropriate supplemental measure of our operating performance because it provides investors with a measure of our ability to generate cash, repay debt, pay dividends, repurchase stock and fund acquisitions.

A reconciliation of net cash provided by operating activities to free cash flow and a calculation of our cash conversion rate is provided below:

	Year Ended	
	December 31, 2024	December 31, 2023
	(in millions)	
Net cash provided by operating activities	$ 361.1	$ 310.8
Less: additions to property, plant, and equipment	(35.3)	(29.7)
Plus: proceeds from the sale of property, plant, and equipment	5.9	—
Free cash flow	$ 331.7	$ 281.1
Net income	$ 291.2	$ 262.1
Cash conversion rate of free cash flow to net income	113.9 %	107.2 %

Free cash flow improved in 2024 when compared to 2023 primarily driven by higher net income including contributions from our acquisitions.

Our net debt to capitalization ratio, a non-GAAP financial measure used by management, at December 31, 2024 was (12.5)% for 2024 compared to (3.5)% in 2023. The change was driven by a decrease in net debt balance primarily due to decreased long-term debt and increased cash and cash equivalents and an increase in stockholders' equity at December 31, 2024 compared to December 31, 2023 due to higher net income. Management believes the net debt to capitalization ratio is an appropriate supplemental measure because it helps investors understand our ability to meet our financing needs and serves as a basis to evaluate our financial structure. Our computation may not be comparable to other companies that may define their net debt to capitalization ratios differently.

A reconciliation of long-term debt (including current portion) to net debt and our net debt to capitalization ratio is provided below:

	December 31, 2024	December 31, 2023
	(in millions)	
Current portion of long-term debt	$ —	$ —
Plus: long-term debt, net of current portion	197.0	298.3
Less: cash and cash equivalents	(386.9)	(350.1)
Net debt	$ (189.9)	$ (51.8)

A reconciliation of capitalization is provided below:

	December 31, 2024	December 31, 2023
	(in millions)	
Net debt	$ (189.9)	$ (51.8)
Total stockholders' equity	1,707.9	1,513.3
Capitalization	$ 1,518.0	$ 1,461.5
Net debt to capitalization ratio	(12.5)%	(3.5)%

Application of Critical Accounting Policies and Key Estimates

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported. A critical accounting estimate is an assumption about highly uncertain matters and could have a material effect on the consolidated financial statements if another, also reasonable, amount were used, or a change in the estimate is reasonably likely from period to period. We base our assumptions on historical experience and on other estimates that we believe are reasonable under the circumstances. Actual results could differ significantly from these estimates. There were no significant changes in our accounting policies or significant changes in our accounting estimates during 2024.

We periodically discuss the development, selection and disclosure of the estimates with our Audit Committee. Management believes the following critical accounting policies reflect our more significant estimates and assumptions.

Revenue recognition

We recognize revenue under the core principle to recognize revenue in a manner that depicts the transfer of control to our customers in an amount reflecting the consideration to which we expect to be entitled. In order to achieve that core principle, we apply the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. When determining the transaction price of each contract, we consider contractual consideration payable by the customer and assess variable consideration that may affect the total transaction price. Variable consideration, consisting of early payment discounts, rebates and other sources of price variability, are included in the estimated transaction price based on both customer-specific information as well as historical experience. We regularly review our estimates of variable consideration on the transaction price and recognize changes in estimates on a cumulative catch-up basis as if the most current estimate of the transaction price adjusted for variable consideration had been known as of the inception of the contract.

Our revenue for product sales is recognized on a point in time model, at the point control transfers to the customer, which is generally when products are shipped from the Company's manufacturing or distribution facilities or when delivered to the customer's named location. Sales tax, value-added tax, or other taxes collected concurrent with revenue producing activities are excluded from revenue. Freight costs billed to customers for shipping and handling activities are included in revenue with the related cost included in selling, general and administrative expenses. See Note 4 of Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for further disclosures and detail regarding revenue recognition.

Inventory valuation

Inventories are stated at the lower of cost or net realizable value with costs determined primarily on a first-in, first-out basis. We evaluate the need to record adjustments for excess or obsolete inventory at least quarterly. We utilize both specific product identification and historical product demand as the basis for estimating our excess or obsolete inventory reserve. We identify all inventories that exceed a range of one to three years in sales to calculate inventory on hand that exceeds estimated demand. This is determined by comparing the current inventory balance against unit sales for the trailing twelve months. New products added to inventory within the past twelve months are excluded from this analysis. A portion of our products contain recoverable materials, therefore the excess and obsolete reserve is established net of any estimated recoverable amounts based on historical experience. Changes in market conditions, lower-than-expected customer demand or changes in technology or features could result in additional excess or obsolete inventory that is not saleable and could require additional inventory reserve provisions.

In certain countries, additional inventory reserves are maintained for potential shrinkage experienced in the manufacturing process. The reserve is established based on the prior year's inventory losses adjusted for any change in the gross inventory balance.

Goodwill and other intangibles

We have made numerous acquisitions over the years and have recognized a significant amount of goodwill. Goodwill is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, and determination of the fair value of each reporting unit when a quantitative analysis is performed. We estimate the fair value of our reporting units using an income approach based on the present value of estimated future cash flows, and when appropriate, guideline public company and guideline transaction market approaches.

Accounting guidance allows us to assess goodwill for impairment utilizing either qualitative or quantitative analyses. We have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, we determine it is more likely than not the fair value of a reporting unit is greater than its carrying amount, then performing the quantitative impairment test is unnecessary.

We first identify those reporting units that we believe could pass a qualitative assessment to determine whether further impairment testing is necessary. For each reporting unit identified, our qualitative analysis includes:

1) A review of the most recent fair value calculation to identify the extent of the cushion between fair value and carrying amount to determine if a substantial cushion existed.

2) A review of events and circumstances that have occurred since the most recent fair value calculation to determine if those events or circumstances would have affected our previous fair value assessment. Items identified and reviewed include macroeconomic conditions, industry and market changes, cost factor changes, events that affect the reporting unit, and financial performance against expectations.

We then compile this information and make our assessment of whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If we determine it is not more likely than not, then no further quantitative analysis is required.

In 2024, we had eight reporting units. One of the eight reporting units, Water Quality, had no goodwill. We performed a qualitative analysis for each of the remaining seven reporting units, which include Blücher, Bradley, US Drains, Fluid Solutions-Europe, Fluid Solutions-Americas, Heating and Hot Water Solutions ("HHWS") and APMEA.

As of October 27, 2024, our testing date, we had $721.0 million of goodwill on our balance sheet. As a result of our qualitative analyses, we determined that the fair values of the seven reporting units noted above were more likely than not greater than the carrying amounts. In 2024, we did not need to proceed beyond the qualitative analysis, and no goodwill impairments were recorded. Changes in macroeconomic, industry or market conditions, or our inability to achieve projected results that were used to complete the qualitative analyses could result in the reporting unit fair value not exceeding the carrying amounts and could lead to impairment.

Intangible assets such as trademarks and trade names are generally recorded in connection with a business acquisition and we have recorded certain trademarks and trade names as indefinite-lived intangible assets. Values assigned to intangible assets are typically determined by an independent valuation firm based on our estimates and judgments regarding expectations of the success and life cycle of products and technology acquired. Accounting guidance allows us to perform a qualitative impairment assessment of indefinite-lived intangible assets consistent with the goodwill guidance noted previously. For our 2024 impairment assessment, which occurred as of October 27, 2024, we performed a qualitative assessment for all trademarks and tradenames where the fair value significantly exceeded the carrying value in the previous quantitative assessment performed. As of the assessment, the majority of the trademarks and tradenames were expected to have annual sales growth in 2024, with a few expected to potentially have minimal sales decline in 2024 but sales growth in 2025 or future years. As a result of our qualitative analyses, we determined that the fair values of the indefinite-lived intangibles assets were more likely than not greater than the carrying amounts. If we were to perform a quantitative assessment, the methodology we employ is the relief from royalty method, a subset of the income approach. During 2024, 2023, and 2022, no impairment was recognized on our indefinite-lived intangible assets. Changes in macroeconomic, industry or market conditions, or our inability to achieve projected results that were used to complete the qualitative and quantitative analyses could result in the trademark's or trade name's fair value not exceeding its carrying amount and could lead to impairment.

Product liability

Because of retention requirements associated with our insurance policies, we are generally self-insured for potential product liability claims. We are subject to a variety of potential liabilities in connection with product liability cases, and for our most significant volume of liability matters, we maintain a high self-insured retention limit within our product liability and general liability coverage, which we believe to be generally in accordance with industry practices. We maintain excess liability insurance to minimize our risks related to claims in excess of our primary insurance policies. The product liability accrual is established after considering any applicable insurance coverage.

For our product liability cases in the U.S., we establish a product liability accrual, which includes estimated legal costs associated with accrued claims. For our most significant volume of liability matters, we utilize third-party actuarial valuations which incorporate historical trend factors including, but not limited to, claim frequency and loss severity, and our specific claims experience derived from loss reports provided by third-party claims administrators to establish our product liability accrual. The product liability accrual represents the estimated ultimate losses for all reported and incurred but not reported claims. For the remainder of our product liability accrual, where we do not utilize third-party actuarial valuations, we maintain insurance and calculate potential product liability accruals which includes legal costs associated with the accrued claims on a case-by-case basis. Changes in the nature and volume of product liability claims, legal costs, or the actual settlement amounts could affect the adequacy of the estimates and require changes to the accrual. Because the liability is an estimate, the ultimate liability may be more or less than reported. Any material change in the aforementioned factors could have an adverse impact on our operating results for any particular period depending, in part, upon the operating results for such period.

Legal contingencies

We are a defendant in numerous legal matters including legal matters involving environmental issues and product liability as discussed in more detail in Part I, Item 1. "Business—Product Liability, Environmental and Other Litigation Matters" and Note 16 of Notes to Consolidated Financial Statements in this Annual Report on Form 10-K. As required by GAAP, we determine whether an estimated loss from a loss contingency should be accrued by assessing whether a loss is deemed probable and the loss amount can be reasonably estimated. When it is possible to estimate reasonably possible loss or range of loss above the amount accrued, that estimate is aggregated and disclosed. Estimates of potential outcomes of these contingencies are often developed in consultation with outside counsel. While this assessment is based upon all available information, litigation is inherently uncertain and the actual liability to fully resolve litigation cannot be predicted with any assurance of accuracy. In the event of an unfavorable outcome in one or more legal matters, the ultimate liability may be in excess of amounts currently accrued, if any, and may be material to our operating results or cash flows for a particular quarterly or annual period. However, based on information currently known to us, management believes that the ultimate outcome of all legal contingencies, as they are resolved over time, is not likely to have a material adverse effect on our financial condition.

Income taxes

We are subject to income taxes in the U.S. (federal and state) and foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes.

We estimate and use our expected annual effective income tax rates to accrue income taxes throughout the interim periods. Effective tax rates are determined based on budgeted earnings before taxes, including our best estimate of permanent items that will affect the effective rate for the year. Management periodically reviews these rates with outside tax advisors and changes are made if material variances from expectations are identified.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We consider estimated future taxable income, future reversals of the deferred tax liabilities, and tax planning strategies, in assessing the need for a valuation allowance. Changes in the relevant facts, including the accuracy of our estimated future taxable income, can significantly impact the judgment or need for valuation allowances. In the event we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

As of December 31, 2024, we decreased our valuation allowance on foreign tax credits by $4.0 million due to the reduction in related foreign tax credits. See Note 10 of Notes to the Consolidated Financial Statements in this Annual Report for further disclosures.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

We use derivative financial instruments primarily to reduce exposure to adverse fluctuations in foreign exchange rates, interest rates and costs of certain raw materials used in the manufacturing process. We do not enter into derivative financial instruments for trading purposes. As a matter of policy, all derivative positions are used to reduce risk by hedging underlying economic exposure. The derivatives we use are instruments with liquid markets. See Note 17 of Notes to the Consolidated Financial Statements for further details.

Our consolidated earnings, which are reported in United States dollars, are subject to translation risks due to changes in foreign currency exchange rates. This risk is concentrated in the exchange rate between the U.S. dollar and the euro; the U.S. dollar and the Canadian dollar; and the U.S. dollar and the Chinese yuan.

Our non-U.S. subsidiaries transact most business, including certain intercompany transactions, in foreign currencies. Such transactions are principally purchases or sales of materials and are denominated in European currencies, the Chinese yuan or the U.S. or Canadian dollar. We use foreign currency forward exchange contracts from time to time to manage the risk related to intercompany loans, intercompany purchases and intercompany sales that occur during the course of a year, and certain open foreign currency denominated commitments to sell products to third parties. We have entered into forward exchange contracts which hedge approximately 80% to 85% of the forecasted intercompany purchases between one of our Canadian subsidiaries and our U.S. operating subsidiaries for the next twelve months. We record the effective portion of the designated foreign currency hedge contracts in other comprehensive income (loss) until inventory turns and is sold to a third-party. Once the third-party transaction associated with the hedged forecasted transaction occurs, the effective portion of any related gain or loss on the designated foreign currency hedge is reclassified into cost of goods sold within earnings. The fair value of our designated foreign hedge contracts outstanding as of December 31, 2024 was an asset of $0.5 million.

Under the Credit Agreement, our earnings and cash flows are exposed to fluctuations in interest payments related to our floating rate debt. In order to manage our exposure, we entered into an interest rate swap on March 30, 2021. Under the interest rate swap agreement, we received the one-month USD-LIBOR subject to a 0.00% floor and paid a fixed rate of 1.02975% on a notional amount of $100.0 million. On August 2, 2022, we amended the interest rate swap to replace LIBOR as a reference rate for borrowings with Term SOFR. Under the amended interest rate swap agreement, we receive the one-month Term SOFR subject to a -0.1% floor and pay a fixed rate of 0.942% on a notional amount of $100.0 million. We entered into an additional interest rate swap on October 23, 2023, as part of the acquisition of Bradley. Under the interest rate swap agreement, we receive the one-month Term SOFR subject to a -0.1% floor and pay a fixed rate of 4.844% on a notional amount of $100.0 million. Both swaps mature on March 30, 2026. Information about our long-term debt facility and related interest rates appears in Note 17 of the Consolidated Financial Statements.

We purchase significant amounts of bronze ingot, brass rod, cast iron, stainless steel and plastic, which are utilized in manufacturing our many product lines. Our operating results can be adversely affected by changes in commodity prices, including tariffs, if we are unable to pass on related price increases to our customers. We manage this risk by monitoring related market prices, working with our suppliers to achieve the maximum level of stability in their costs and related pricing, seeking alternative supply sources when necessary and passing increases in commodity costs to our customers, to the maximum extent possible, when they occur.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

The financial statements listed in section (a) (1) of "Part IV, Item 15. Exhibits, Financial Statement Schedules" of this Annual Report are incorporated herein by reference.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

None.

Item 9A.   _CONTROLS AND PROCEDURES._

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a 15(b) under the Securities Exchange Act of 1934, as amended, or Exchange Act, as of the end of the period covered by this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. In designing and evaluating our disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily applies its judgment in evaluating and implementing possible controls and procedures. The effectiveness of our disclosure controls and procedures is also necessarily limited by the staff and other resources available to us and the geographic diversity of our operations. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective, in that they provided reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

The independent registered public accounting firm that audited the Company's consolidated financial statements included elsewhere in this Annual Report on Form 10-K has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, as stated in this Annual Report on Form 10-K under the heading, "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We will continue to review and document our disclosure controls and procedures, including our internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Item 9B. *OTHER INFORMATION.*

(b) During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K .

Item 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.*

Not applicable.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

Information with respect to the executive officers of the Company is set forth in Part I, Item 1 of this Report under the caption "Information about Our Executive Officers and Directors" and is incorporated herein by reference. The information provided under the captions "Information as to Nominees for Director," "Corporate Governance" and "Delinquent Section 16(a) Reports" in our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders to be held on May 21, 2025 is incorporated herein by reference.

We have adopted a Code of Business Conduct applicable to all officers, employees and Board members. The Code of Business Conduct is posted in the Investors section of our website, *www.wattswater.com*. We will provide you with a print copy of our Code of Business Conduct free of charge on written request to our Corporate Secretary, Watts Water Technologies, Inc., 815 Chestnut Street, North Andover, MA 01845. Any amendments to, or waivers of, the Code of Business Conduct that are required to be disclosed by SEC or New York Stock Exchange rules will be disclosed on our website promptly following the date of such amendment or waiver.

Item 11. *EXECUTIVE COMPENSATION.*

The information provided under the captions "Director Compensation," "Corporate Governance," "Compensation Discussion and Analysis," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report" in our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders to be held on May 21, 2025 is incorporated herein by reference.

The "Compensation Committee Report" contained in our Proxy Statement shall not be deemed "soliciting material" or "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filings under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically request that such information be treated as soliciting material or specifically incorporate such information by reference into a document filed under the Securities Act or Exchange Act.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

The information appearing under the caption "Principal Stockholders" in our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders to be held on May 21, 2025 is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2024, about the shares of Class A common stock that may be issued upon the exercise of stock options, settlement of performance stock awards and vesting of deferred stock awards issued under the Company's Third Amended and Restated 2004 Stock Incentive Plan, and the settlement of restricted stock units granted under our Management Stock Purchase Plan as well as the number of shares remaining for future issuance under our Third Amended and Restated 2004 Stock Incentive Plan and Management Stock Purchase Plan.

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	264,857 (1)	$ — (2)	1,510,157 (3)
Equity compensation plans not approved by security holders	None	None	None
Total	264,857 (1)	$ — (2)	1,510,157 (3)

(1) Represents 106,116 outstanding performance stock awards and 86,418 deferred stock awards under the Third Amended and Restated 2004 Stock Incentive Plan, and 72,323 outstanding restricted stock units under the Management Stock Purchase Plan.

(2) No options remain outstanding as of December 31, 2024. Deferred stock awards, performance stock awards and restricted stock units do not have an exercise price.

(3) Includes 829,213 shares available for future issuance under the Third Amended and Restated 2004 Stock Incentive Plan, and 680,944 shares available for future issuance under the Management Stock Purchase Plan.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

The information provided under the captions "Corporate Governance" in our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders to be held on May 21, 2025 is incorporated herein by reference.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES.*

The information provided under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" in our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders to be held on May 21, 2025 is incorporated herein by reference.

PART IV

Item 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*.

(a)(1) Financial Statements

The following financial statements are included in a separate section of this Report commencing on the page numbers specified below:

(a)(2) Schedules

All other required schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the Notes to the Consolidated Financial Statements.

(a)(3) Exhibits

The exhibits listed in the Exhibit Index immediately preceding the signature page hereto are filed as part of this Annual Report on Form 10-K.

Item 16. *FORM 10-K SUMMARY.*

None.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Watts Water Technologies, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Watts Water Technologies, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Excess and obsolete inventory reserve

As discussed in Note 7 to the consolidated financial statements, the Company reported inventories of $392.1 million as of December 31, 2024, including a valuation reserve of $58.1 million, which primarily relates to reserves for excess and obsolete inventory. As discussed in Note 2, the Company's inventories are stated at the lower of cost or net realizable value using standard costs determined primarily on a first-in, first-out method which approximates actual costs. The Company uses both specific product identification and historical product demand as the basis for estimating its excess or obsolete inventory reserve. The Company identifies all inventories that exceed a range of one to three years in sales to calculate inventory on hand that exceeds estimated demand. This is determined by comparing the current inventory balance against unit sales for the trailing twelve months. New products added to inventory within the past twelve months are excluded from this analysis. Changes in market conditions, lower-than-expected customer demand, or changes in technology or features could result in additional excess or obsolete inventory that is not saleable and could require additional inventory reserve provisions.

We identified the assessment of certain excess and obsolete inventory reserves based on historical product demand as a critical audit matter. Subjective auditor judgment was required in evaluating whether historical sales experience is indicative of future product demand, as future product demand is based on the outcome of uncertain future events.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls related to the Company's excess and obsolete inventory reserve estimation process, including controls related to the development of the product demand assumption. For a selection of inventory items, we compared the Company's prior year estimate of product demand, which was primarily developed based on historical sales experience, to current year sales and other inventory movements to evaluate the assumption that historical sales experience was indicative of future product demand. We also inspected and evaluated the reasonableness of the Company's analysis of current facts and circumstances that could impact the Company's future product demand, based on our inquiries of management and knowledge of the Company's business and understanding of inventory movements obtained throughout the audit.

/s/ KPMG LLP

We have served as the Company's auditor since 1997.

Boston, Massachusetts
February 18, 2025

Watts Water Technologies, Inc. and Subsidiaries

Consolidated Statements of Operations

(Amounts in millions, except per share information)

	Years Ended December 31,		
	2024	2023	2022
Net sales	**$ 2,252.2**	$ 2,056.3	$ 1,979.5
Cost of goods sold	**1,190.2**	1,095.4	1,105.2
GROSS PROFIT	**1,062.0**	960.9	874.3
Selling, general and administrative expenses	**664.4**	604.5	548.7
Restructuring	**7.2**	5.5	10.6
OPERATING INCOME	**390.4**	350.9	315.0
Other (income) expense:			
Interest income	**(8.9)**	(7.2)	(0.6)
Interest expense	**14.7**	8.2	7.0
Other (income) expense, net	**(1.4)**	0.4	1.0
Total other expense	**4.4**	1.4	7.4
INCOME BEFORE INCOME TAXES	**386.0**	349.5	307.6
Provision for income taxes	**94.8**	87.4	56.1
NET INCOME	**$ 291.2**	$ 262.1	$ 251.5
Basic EPS			
NET INCOME PER SHARE	**$ 8.70**	$ 7.85	$ 7.51
Weighted average number of shares	**33.5**	33.4	33.5
Diluted EPS			
NET INCOME PER SHARE	**$ 8.69**	$ 7.82	$ 7.48
Weighted average number of shares	**33.5**	33.5	33.6
Dividends declared per share	**$ 1.65**	$ 1.38	$ 1.16

The accompanying notes are an integral part of these consolidated financial statements.

Watts Water Technologies, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

(Amounts in millions)

| | Years Ended December 31, | | |
	2024	2023	2022
Net income	$ **291.2**	$ 262.1	$ 251.5
Other comprehensive (loss) income net of tax:			
Foreign currency translation adjustments	**(31.6)**	9.7	(29.1)
Cash flow hedges	**(0.7)**	(3.9)	6.5
Defined benefit pension plan, net of tax:			
Pension settlement, net of tax benefit of $0.2 million	**(0.7)**	—	—
Actuarial gain, net of tax provision of $0.2 million	**—**	0.7	—
Other comprehensive (loss) income	**(33.0)**	6.5	(22.6)
Comprehensive income	$ **258.2**	$ 268.6	$ 228.9

The accompanying notes are an integral part of these consolidated financial statements.

Watts Water Technologies, Inc. and Subsidiaries

Consolidated Balance Sheets

(Amounts in millions, except share information)

	December 31,	
	2024	**2023**
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ **386.9**	$ 350.1
Trade accounts receivable, less reserve allowances of $11.9 million at December 31, 2024 and December 31, 2023	**253.2**	259.8
Inventories, net:		
Raw materials	**141.9**	150.6
Work in process	**16.9**	20.2
Finished goods	**233.3**	228.5
Total Inventories	**392.1**	399.3
Prepaid expenses and other current assets	**51.3**	51.8
Total Current Assets	**1,083.5**	1,061.0
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment, at cost	**691.6**	677.2
Accumulated depreciation	**(436.8)**	(429.0)
Property, plant and equipment, net	**254.8**	248.2
OTHER ASSETS:		
Goodwill	**715.0**	693.0
Intangible assets, net	**235.0**	216.1
Deferred income taxes	**36.4**	23.6
Other, net	**72.3**	67.5
TOTAL ASSETS	$ **2,397.0**	$ 2,309.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ **148.0**	$ 131.8
Accrued expenses and other liabilities	**190.8**	190.3
Accrued compensation and benefits	**79.1**	83.7
Total Current Liabilities	**417.9**	405.8
LONG-TERM DEBT	**197.0**	298.3
DEFERRED INCOME TAXES	**10.9**	13.5
OTHER NONCURRENT LIABILITIES	**63.3**	78.5
STOCKHOLDERS' EQUITY:		
Preferred Stock, $0.10 par value; 5,000,000 shares authorized; no shares issued or outstanding	**—**	—
Class A common stock, $0.10 par value; 120,000,000 shares authorized; 1 vote per share; issued and outstanding, 27,366,685 shares at December 31, 2024 and 27,352,701 shares at December 31, 2023	**2.7**	2.7
Class B common stock, $0.10 par value; 25,000,000 shares authorized; 10 votes per share; issued and outstanding, 5,953,290 shares at December 31, 2024 and 5,958,290 shares at December 31, 2023	**0.6**	0.6
Additional paid-in capital	**696.2**	674.3
Retained earnings	**1,184.8**	979.1
Accumulated other comprehensive loss	**(176.4)**	(143.4)
Total Stockholders' Equity	**1,707.9**	1,513.3
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ **2,397.0**	$ 2,309.4

The accompanying notes are an integral part of these consolidated financial statements.

Watts Water Technologies, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(Amounts in millions, except share information)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2021	27,584,525	$ 2.8	6,024,290	$ 0.6	$ 631.2	$ 665.9	$ (127.3)	$ 1,173.2
Net income	—	—	—	—	—	251.5	—	251.5
Other comprehensive loss	—	—	—	—	—	—	(22.6)	(22.6)
Comprehensive income							—	228.9
Shares of Class B common stock converted to Class A common stock	66,000	—	(66,000)	—	—	—	—	—
Shares of Class A common stock issued upon the exercise of stock options	2,325	—	—	—	0.2	—	—	0.2
Stock-based compensation	—	—	—	—	18.4	—	—	18.4
Stock repurchase	(493,733)	(0.1)	—	—	—	(69.3)	—	(69.4)
Net change in restricted stock units	155,562	—	—	—	2.1	(13.3)	—	(11.2)
Common stock dividends	—	—	—	—	—	(39.5)	—	(39.5)
Balance at December 31, 2022	27,314,679	$ 2.7	5,958,290	$ 0.6	$ 651.9	$ 795.3	$ (149.9)	1,300.6
Net income	—	—	—	—	—	262.1	—	262.1
Other comprehensive income	—	—	—	—	—	—	6.5	6.5
Comprehensive income							—	268.6
Shares of Class A common stock issued upon the exercise of stock options	598	—	—	—	0.1	—	—	0.1
Stock-based compensation	—	—	—	—	20.2	—	—	20.2
Stock repurchase	(91,622)	—	—	—	—	(16.0)	—	(16.0)
Net change in restricted stock units	129,046	—	—	—	2.1	(15.8)	—	(13.7)
Common stock dividends	—	—	—	—	—	(46.5)	—	(46.5)
Balance at December 31, 2023	27,352,701	$ 2.7	5,958,290	$ 0.6	$ 674.3	$ 979.1	$ (143.4)	1,513.3
Net income	—	—	—	—	—	291.2	—	291.2
Other comprehensive loss	—	—	—	—	—	—	(33.0)	(33.0)
Comprehensive income							—	258.2
Shares of Class A common stock issued upon the exercise of stock options	364	—	—	—	—	—	—	—
Shares of Class B common stock converted to Class A common stock	5,000		(5,000)					
Stock-based compensation	—	—	—	—	19.5	—	—	19.5
Stock repurchase	(85,435)	—	—	—	—	(17.0)	—	(17.0)
Net change in restricted stock units	94,055	—	—	—	2.4	(13.0)	—	(10.6)
Common stock dividends	—	—	—	—	—	(55.5)	—	(55.5)
Balance at December 31, 2024	27,366,685	$ 2.7	5,953,290	$ 0.6	$ 696.2	$ 1,184.8	$ (176.4)	1,707.9

The accompanying notes are an integral part of these consolidated financial statements.

Watts Water Technologies, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Amounts in millions)

	Year Ended December 31,		
	2024	**2023**	**2022**
OPERATING ACTIVITIES			
Net income	**$ 291.2**	$ 262.1	$ 251.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**34.6**	30.1	27.6
Amortization of intangibles	**19.8**	13.2	12.1
(Gain) on sale of assets, loss on disposal, impairment of long-lived asset and other	**(5.2)**	0.2	(0.2)
Stock-based compensation	**19.5**	20.2	18.4
Deferred income tax	**(14.7)**	(18.8)	(29.6)
Changes in operating assets and liabilities, net of effects from business acquisitions:			
Accounts receivable	**3.3**	6.2	(20.0)
Inventories	**13.6**	27.0	(16.4)
Prepaid expenses and other assets	**(9.0)**	(20.6)	1.9
Accounts payable, accrued expenses and other liabilities	**8.0**	(8.8)	(21.3)
Net cash provided by operating activities	**361.1**	310.8	224.0
INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(35.3)**	(29.7)	(28.1)
Proceeds from the sale of property, plant and equipment	**5.9**	—	5.2
Business acquisitions, net of cash acquired	**(96.3)**	(313.4)	—
Other investing activity	**1.0**	—	—
Net cash used in investing activities	**(124.7)**	(343.1)	(22.9)
FINANCING ACTIVITIES			
Proceeds from long-term borrowings	**—**	240.0	85.0
Payments of long-term debt	**(100.0)**	(90.0)	(80.0)
Payments for withholding taxes on vested awards	**(13.0)**	(15.8)	(13.3)
Payments for debt issuance costs	**(2.3)**	—	—
Payments for finance leases and other	**(2.7)**	(2.8)	(4.7)
Proceeds from share transactions under employee stock plans	**—**	0.1	0.2
Payments to repurchase common stock	**(17.0)**	(16.0)	(69.4)
Dividends	**(55.5)**	(46.5)	(39.5)
Net cash (used in) provided by financing activities	**(190.5)**	69.0	(121.7)
Effect of exchange rate changes on cash and cash equivalents	**(9.1)**	2.6	(10.6)
INCREASE IN CASH AND CASH EQUIVALENTS	**36.8**	39.3	68.8
Cash and cash equivalents at beginning of year	**350.1**	310.8	242.0
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 386.9**	$ 350.1	$ 310.8
SUPPLEMENTAL CASH FLOW DISCLOSURE:			
Acquisition of businesses:			
Fair value of assets acquired	**$ 98.5**	$ 344.0	$ —
Cash paid, net of cash acquired	**96.3**	313.4	—
Liabilities assumed	**$ 2.2**	$ 30.6	$ —
Issuance of stock under management stock purchase plan	**$ 0.4**	$ 0.4	$ 0.4
CASH PAID FOR:			
Interest	**$ 12.7**	$ 7.7	$ 5.7
Income taxes	**$ 117.2**	$ 115.7	$ 85.8

The accompanying notes are an integral part of these consolidated financial statements.

Watts Water Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(1) Description of Business

Watts Water Technologies, Inc. (the Company) is a leading supplier of products and solutions that manage and conserve the flow of fluids and energy into, through and out of buildings in the commercial, industrial and residential markets in the Americas, Europe, and Asia-Pacific, Middle East, and Africa (APMEA). For 150 years, the Company has designed and produced valve systems that safeguard and regulate water systems, energy efficient heating and hydronic systems, drainage systems and water filtration technology that helps purify and conserve water.

(2) Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority and wholly-owned subsidiaries. Upon consolidation, all intercompany accounts and transactions are eliminated.

Cash Equivalents

Cash equivalents consist of instruments with original maturities of three months or less and consist primarily of money market funds, for which the carrying amount is a reasonable estimate of fair value.

Allowance for Credit Losses

The allowance for credit losses is established to represent the Company's best estimate of the net realizable value of the outstanding amount of receivables that it will be unable to collect. The Company developed financial asset pools that consist of business or legal entities with similar risk and economic characteristics, including types of products and customers, trade receivable characteristics, and history of credit losses on trade receivables. The development of the Company's allowance for credit losses varies by asset pool, but in general is based on a review of past due amounts, historical write-off experience, aging trends affecting specific accounts, changes in customer payment terms, general operational factors affecting all accounts and as applicable current economic conditions and reasonable and supportable forecasted economic conditions that affect collectability. In addition, factors are developed in certain regions utilizing historical trends of sales and returns and allowances and cash discount activities to derive a reserve for returns and allowances and cash discounts. The Company also monitors the creditworthiness of the Company's largest customers and periodically reviews customer credit limits to reduce risk. If circumstances relating to specific customers change or unanticipated changes occur in the general business environment, the Company's estimates of the recoverability of receivables could be further adjusted.

Concentration of Credit

The Company sells products to a diversified customer base and, therefore, has no significant concentrations of credit risk. In 2024, 2023 and 2022, no customer accounted for 10% or more of the Company's total sales or accounts receivable.

Inventories

Inventories are stated at the lower of cost or net realizable value using standard costs determined primarily on the first-in, first-out method which approximates actual costs. The Company utilizes both specific product identification and historical product demand as the basis for estimating its excess or obsolete inventory reserve, which is evaluated at least quarterly. The Company identifies all inventories that exceed a range of one to three years in sales to calculate inventory on hand that exceeds estimated demand. This is determined by comparing the current inventory balance against unit sales for the trailing twelve months. New products added to inventory within the past twelve months are excluded from this analysis. A portion of the Company's products contain recoverable materials, therefore the excess and obsolete reserve is established net of any estimated recoverable amounts based on historical experience. Changes in market conditions, lower-than-expected customer demand or changes in technology or features could result in additional excess or obsolete inventory that is not saleable and could require additional inventory reserve provisions.

Goodwill and Other Intangible Assets

Goodwill is recorded when the consideration paid for acquisitions exceeds the fair value of net tangible and intangible assets acquired. Goodwill and other intangible assets with indefinite useful lives are not amortized, but rather are tested for impairment at least annually or more frequently if events or circumstances indicate that it is "more likely than not" that they might be impaired, such as from a change in business conditions. The Company performs its annual goodwill and indefinite-lived intangible assets impairment assessment in the fourth quarter of each year.

Long-Lived Assets

Intangible assets with estimable lives and other long-lived assets are reviewed for indicators of impairment at least quarterly or more frequently if events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from 10 to 40 years for buildings and improvements and 2 to 15 years for machinery and equipment. Leasehold improvements are depreciated over the lesser of the economic useful life of the asset or the remaining lease term.

Acquisitions

The Company utilizes the acquisition method of accounting under ASC 805, *Business Combinations*, ("ASC 805"), for all transactions and events in which it obtains control over one or more other businesses, to recognize the fair value of all assets and liabilities acquired, and in establishing the acquisition date fair value as of the measurement date for all assets and liabilities assumed. The Company also utilizes ASC 805 for the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in business combinations. Other estimates include:

- Estimated step-ups for fixed assets and inventory;
- Estimated fair values of intangible assets; and
- Estimated income tax assets and liabilities assumed from the acquiree.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business acquisition date, the estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the purchase price allocation period, which is generally one year from the business acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. For changes in the valuation of intangible assets between the preliminary and final purchase price allocation, the related amortization is adjusted in the period it occurs. Subsequent to the purchase price allocation period, any adjustment to assets acquired or liabilities assumed is included in operating results in the period in which the adjustment is determined.

Leases

The Company has leases for the following classes of underlying assets: real estate, automobiles, manufacturing equipment, facility equipment, office equipment and certain service arrangements that are dependent on an identified asset. The Company, as the lessee, recognizes in the consolidated balance sheets a liability to make lease payments and a right-of-use ("ROU") asset representing the right to use the underlying asset for both finance and operating leases with a lease term longer than twelve months. The Company elected the short-term lease recognition exemption for all leases that qualify and does not recognize ROU assets or lease liabilities for short-term leases. The Company recognizes short-term lease payments on a straight-line basis over the lease term in the consolidated statements of operations.

Measuring the lease liability requires certain estimates and judgments. These estimates and judgments include how the Company determines 1) the discount rate it uses to discount the unpaid lease payments to present value; 2) the lease term; and 3) lease payments.

- The present value of lease payments is determined using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its incremental borrowing rate. Generally, the Company cannot determine the interest rate implicit in the lease because it does not have access to the lessor's estimated residual value or the amount of the lessor's deferred initial direct costs. Therefore, the Company uses the incremental borrowing rate as the discount rate for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under a similar term. The Company's incremental borrowing rate is determined by using a portfolio approach by geographic region, considering many factors, such as the Company's specific credit risk, the amount of the lease payments, collateralized nature of the lease, both borrowing term and the lease term, and geographical economic considerations.

- The lease term for all of the Company's leases includes the fixed, noncancelable term of the lease plus (a) all periods, if any, covered by options to extend the lease if the Company is reasonably certain to exercise that option, (b) all periods, if any, covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option, and (c) all periods, if any, covered by an option to extend (or not to terminate) the lease in which exercise of the option is controlled by the lessor. When determining if a renewal option is reasonably certain of being exercised, the Company considers several economic factors, including but not limited to, the significance of leasehold improvements incurred on the property, whether the asset is difficult to replace, underlying contractual obligations, or specific characteristics unique to that particular lease that would make it reasonably certain to exercise such option.

- Lease payments included in the measurement of the lease liability include the following:
    o Fixed payments, including in-substance fixed payments, owed over the lease term (which includes termination penalties the Company would owe if the lease term assumes Company exercise of a termination option), less any lease incentives paid or payable to the Company;
    o Variable lease payments that depend on an index or rate initially measured using the index or rate at the commencement date;
    o Amounts expected to be payable under a Company-provided residual value guarantee; and
    o The exercise price of a Company option to purchase the underlying asset if the Company is reasonably certain to exercise that option.

Variable lease payments associated with the Company's leases are recognized in the period when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs and are included in cost of goods sold or within selling, general and administrative expenses in the consolidated statements of operations, based on the primary use of the ROU asset.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes tax benefits when the item in question meets the more–likely–than-not (greater than 50% likelihood of being sustained upon examination by the taxing authorities) threshold.

Foreign Currency Translation

The functional currency for most of the Company's foreign subsidiaries is their local currency. For non-U.S. subsidiaries that transact in a functional currency other than the U.S. dollar, assets and liabilities are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average foreign currency exchange rates for the period. Adjustments resulting from the translation of the financial statements of foreign operations into U.S. dollars are excluded from the determination of net income and are recorded in accumulated other comprehensive loss, a separate component of equity. Transaction gains and losses are included in other (income) expense, net in the consolidated statements of operations. For subsidiaries where the functional currency of the assets and liabilities differs from the local currency, non-monetary assets and liabilities are translated at the rate of exchange in effect on the date assets were acquired while monetary assets and liabilities are translated at current rates of exchange as of the balance sheet date. Income and expense items are translated at the average foreign currency rates for the period. Translation adjustments for these subsidiaries are included in other (income) expense, net in the consolidated statements of operations.

Stock-Based Compensation

The Company records compensation expense in the financial statements for share-based awards based on the grant date fair value of those awards for restricted stock awards and deferred stock awards. Stock-based compensation expense for restricted stock awards and deferred stock awards is recognized over the requisite service periods of the awards on a straight-line basis, which is generally commensurate with the vesting term. The performance stock units offered by the Company to employees are amortized to expense over the vesting period, if deemed probable of achievement, and based on the Company's performance relative to the performance goals, which may be adjusted over the attainment period. Changes to the estimated shares expected to vest will result in adjustments to the related share-based compensation expense that will be recorded in the period of change. The Company accounts for forfeitures as they occur, rather than estimate expected forfeitures over the vesting period of the respective grant.

Cloud Computing Arrangements

The Company capitalizes certain costs related to the acquisition and development of internal use software, including implementation costs incurred in a cloud computing arrangement, during the application development stages of projects. Capitalized implementation costs are amortized on a straight-line basis over the expected term of the hosting arrangement, which includes consideration of the non-cancellable contractual term and reasonably certain renewals. Costs incurred during the preliminary project or the post-implementation/operation stages of the project are expensed as incurred. Implementation costs are included in "Other assets" in our Consolidated Balance Sheets. Once the implementation of a cloud computing arrangement is complete and ready for its intended use, the Company commences amortization of the capitalized implementation costs. Amortization is included in the same line item in the Consolidated Statements of Operations as the expense for fees for the associated hosting arrangement.

Financial Instruments

In the normal course of business, the Company manages risks associated with commodity prices, foreign exchange rates and interest rates through a variety of strategies, including the use of hedging transactions, executed in accordance with the Company's policies. The Company's hedging transactions include, but are not limited to, the use of various derivative financial and commodity instruments. As a matter of policy, the Company does not use derivative instruments unless there is an underlying exposure. Any change in value of the derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. The Company does not use derivative instruments for trading or speculative purposes.

Derivative instruments may be designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For a fair value hedge, both the effective and ineffective portions of the change in fair value of the derivative instrument, along with an adjustment to the carrying amount of the hedged item for fair value changes attributable to the hedged risk, are recognized in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument that are highly effective are deferred in accumulated other comprehensive income or loss until the underlying hedged item is recognized in earnings. The Company had interest rate swaps and foreign exchange hedges designated as cash flow hedges as of December 31, 2024. Refer to Note 17 for further details.

If a fair value or cash flow hedge were to cease to qualify for hedge accounting or be terminated, it would continue to be carried on the balance sheet at fair value until settled, but hedge accounting would be discontinued prospectively. If a forecasted transaction were no longer probable of occurring, amounts previously deferred in accumulated other comprehensive income or loss would be recognized immediately in earnings. On occasion, the Company may enter into a derivative instrument that does not qualify for hedge accounting because it is entered into to offset changes in the fair value of an underlying transaction which is required to be recognized in earnings (natural hedge). These instruments are reflected in the consolidated balance sheets at fair value with changes in fair value recognized in earnings.

Portions of the Company's outstanding debt are exposed to interest rate risks. The Company monitors its interest rate exposures on an ongoing basis to maximize the overall effectiveness of its interest rates.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and certain nonfinancial assets and liabilities that may be measured at fair value on a nonrecurring basis. The fair value disclosures of these assets and liabilities are based on a three-level hierarchy, which is defined as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities subject to this hierarchy are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Refer to Note 17 for further details.

Shipping and Handling

Shipping and handling costs included in selling, general and administrative expense amounted to $85.5 million, $71.5 million and $73.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Research and Development

Research and development costs included in selling, general, and administrative expense amounted to $70.4 million, $67.1 million and $59.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Revenue Recognition

The Company recognizes revenue under the core principle to depict the transfer of control to the Company's customers in an amount reflecting the consideration to which the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. When determining the transaction price of each contract, we consider contractual consideration payable by the customer and assess variable consideration that may affect the total transaction price. Variable consideration, consisting of early payment discounts, rebates and other sources of price variability, are included in the estimated transaction price based on both customer-specific information as well as historical experience. The Company regularly reviews its estimates of variable consideration on the transaction price and recognizes changes in estimates on a cumulative catch-up basis as if the most current estimate of the transaction price adjusted for variable consideration had been known as of the inception of the contract.

The Company's revenue for product sales is recognized on a point in time model, at the point control transfers to the customer, which is generally when products are shipped from the Company's manufacturing or distribution facilities or when delivered to the customer's named location. Sales tax, value-added tax, or other taxes collected concurrent with revenue producing activities are excluded from revenue. Freight costs billed to customers for shipping and handling activities are included in revenue with the related cost included in selling, general and administrative expenses. See Note 4 for further disclosures and detail regarding revenue recognition.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The use of estimates in specific accounting policies is described further below as appropriate. Actual results could differ from those estimates.

Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker ("CODM"). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted this standard for its annual reporting beginning January 1, 2024 and has included the required additional disclosures in the Segment Information footnote of the consolidated financial statements for the year ending December 31, 2024.

Accounting Standard Updates

In March 2024, the Securities and Exchange Commission ("SEC") adopted climate-related reporting rules, "The Enhancement and Standardization of Climate-Related Disclosures for Investors" (the "SEC Climate Reporting Rules"), which require the disclosure of material Scope 1 and Scope 2 greenhouse gas emissions and other climate-related topics in annual reports and registration statements. In April 2024, the SEC issued a stay on the rules until legal challenges to the rule are addressed, and in February 2025 the SEC requested that the court pause arguments in the case as the SEC reconsiders its position in the litigation. The Company is monitoring the legal challenges and assessing the impact of the rules on its disclosures.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on the Company's financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03 "Income Statement - Reporting Comprehensive Income (Subtopic 220-40): Expense Disaggregation Disclosures" to expand the disclosure requirements of certain expense categories included in the income statement. ASU 2024-03 is effective for our annual periods beginning January 1, 2027, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on the Company's financial statement disclosures.

(3) Restructuring and Other Charges, Net

The Company's Board of Directors approves all major restructuring programs that may involve the discontinuance of significant product lines or the shutdown of significant facilities. From time to time, the Company takes additional restructuring actions, including involuntary terminations that are not part of a major program. The Company accounts for these costs in the period that the liability is incurred. These costs are included in restructuring charges in the Company's consolidated statements of operations.

A summary of the pre-tax cost by restructuring program is as follows:

	Years Ended December 31,		
	2024	2023	2022
	(in millions)		
Restructuring costs:			
2021 France Actions	$ —	$ 0.4	$ 5.1
Other Actions	7.2	5.1	5.5
Total restructuring charges	$ 7.2	$ 5.5	$ 10.6

The Company recorded pre-tax restructuring in its business segments as follows:

	Years Ended December 31,		
	2024	2023	2022
	(in millions)		
Americas	$ 2.1	$ 2.5	$ 2.2
Europe	4.5	2.0	8.5
APMEA	0.6	1.0	(0.1)
Total	$ 7.2	$ 5.5	$ 10.6

Other Actions

The Company periodically initiates other actions that are not part of a major program. Included in "Other Actions" for the year ended December 31, 2024, were immaterial actions taken across all segments related to cost reductions actions. Also included in "Other Actions" in the Americas were the final costs related to a facility exit program approved in 2023. The program was completed in the first half of 2024 with the sale of the facility, which generated cash proceeds of $4.6 million and a gain on sale of $3.3 million. Restructuring costs primarily include severance charges related to headcount reductions across all segments and facility exit related costs in the Americas.

Included in "Other Actions" for the year ended December 31, 2023, were immaterial actions primarily taken in the Americas segment related to the approved closure of two facilities and consolidation of the related productions into existing facilities. The facility exits were substantially completed in the fourth quarter of 2023, with one facility exit completed in the first half of 2024. Total facility exit costs approximated $2.0 million. Also included in "Other Actions" for the Americas segment was $0.6 million of severance related to head count and cost reductions actions which took place in the first half of 2024.

Included in "Other Actions" for the year ended December 31, 2023, was $1.6 million of restructuring charges recognized in the Europe segment related to cost saving actions and primarily include severance costs.

Included in "Other Actions" for the year ended December 31, 2023, was $1.1 million of restructuring charges recognized in the APMEA segment related to Enware Australia Pty Ltd ("Enware") acquisition primarily for severance costs within the Enware restructuring program. The total program costs were estimated to be $1.5 million in restructuring charges, of which the remaining $0.4 million was recognized in 2024.

Included in "Other Actions" for the year ended December 31, 2022, was $3.2 million and $0.9 million of restructuring charges associated with cost saving actions in the Europe and Americas segments, respectively, and related to severance and other costs; and $1.4 million of facility exit charges were recognized associated with the decommissioning of machinery at one of the Company's facilities in the Americas.

2021 France Restructuring Actions

On June 25, 2021, the Board of Directors approved a restructuring program with respect to the Company's operating facilities in France, within its Europe operating segment. The restructuring program included the shutdown of the Company's manufacturing facility in Méry, France and the consolidation of that facility's operations primarily into the Company's facilities in Virey-le-Grand and Hautvillers, France. As of December 31, 2023, the Company had incurred all pre-tax restructuring charges related to the program, resulting in total program charges of $25.2 million, of which $20.8 million related to severance costs, $1.1 million related to legal and consultancy costs and $3.3 million related to accelerated depreciation and facility exit costs. As of December 31, 2024 all reserves related to these charges have been settled. Total net after-tax charges for this restructuring program were approximately $18.6 million. In the fourth quarter of 2022, the Company received cash proceeds from the sale of the manufacturing facility of approximately $4.3 million and recognized a pre-tax gain on sale of approximately $1.8 million. Annual cash savings, net of tax, approximated $3.0 million, and were fully realized in 2023.

(**4**) **Revenue Recognition**

The Company is a leading supplier of products and solutions that manage and conserve the flow of fluids and energy into, through and out of buildings in the commercial, industrial and residential markets. For 150 years, the Company has designed and produced valve systems that safeguard and regulate water systems, energy efficient heating and hydronic systems, drainage systems and water filtration technology that helps purify and conserve water.

The Company distributes products through four primary distribution channels: wholesale, original equipment manufacturers ("OEMs"), specialty, and do-it-yourself ("DIY"). The Company operates in three geographic segments: Americas, Europe, and APMEA. Each of these segments sells similar products, which consist of the following principal product categories:

- Residential & commercial flow control and protection—includes products and solutions typically sold into plumbing and hot water applications such as backflow preventers, water pressure regulators, temperature and pressure relief valves, thermostatic mixing valves, leak detection and protection products, commercial washroom solutions and emergency safety products and equipment. Many of our flow control and protection products are now smart and connected enabled, warning of leaks, floods, freezing temperatures and other hazards with alerts to Building Management Systems ("BMS") and/or personal devices giving our customers greater insight into their water management and the ability to shut off the water supply to avoid waste and mitigate damage.

- Heating, ventilation and air conditioning ("HVAC") & gas—includes commercial high efficiency boilers, water heaters and heating solutions, hydronic and electric heating systems for under floor radiant applications, custom heat and hot water solutions, hydronic pump groups for boiler manufacturers and alternative energy control packages, and flexible stainless steel connectors for natural and liquid propane gas in commercial food service and residential applications. Most of our HVAC products and solutions feature advanced controls enabling customers to easily connect to the BMS for better monitoring, control and operation.
- Drainage & water re-use—includes drainage products and engineered rainwater harvesting solutions for commercial, industrial, marine and residential applications, including connected roof drain systems.
- Water quality—includes point of use and point of entry water filtration, monitoring, conditioning and scale prevention systems for commercial, marine and residential applications.

The following table disaggregates revenue, which is presented as net sales in the financial statements, for each reportable segment, by distribution channel and principal product category:

| | For the Year Ended December 31, 2024 | | | |
| | (in millions) | | | |
Distribution Channel	**Americas**	**Europe**	**APMEA**	**Consolidated**
Wholesale	$ 1,086.3	$ 313.0	$ 95.0	$ 1,494.3
OEM	99.7	138.1	6.4	244.2
Specialty	396.6	—	32.6	429.2
DIY	82.3	2.2	—	84.5
Total	$ 1,664.9	$ 453.3	$ 134.0	$ 2,252.2

| | For the Year Ended December 31, 2024 | | | |
| | (in millions) | | | |
Principal Product Category	**Americas**	**Europe**	**APMEA**	**Consolidated**
Residential & Commercial Flow Control	$ 1,070.9	$ 167.7	$ 118.6	$ 1,357.2
HVAC and Gas Products	346.2	186.3	11.7	544.2
Drainage and Water Re-use Products	143.5	95.2	2.6	241.3
Water Quality Products	104.3	4.1	1.1	109.5
Total	$ 1,664.9	$ 453.3	$ 134.0	$ 2,252.2

| | For the Year Ended December 31, 2023 | | | |
| | (in millions) | | | |
Distribution Channel	**Americas**	**Europe**	**APMEA**	**Consolidated**
Wholesale	$ 868.1	$ 318.8	$ 83.6	$ 1,270.5
OEM	101.0	190.7	7.3	299.0
Specialty	377.0	—	25.2	402.2
DIY	82.0	2.6	—	84.6
Total	$ 1,428.1	$ 512.1	$ 116.1	$ 2,056.3

| | For the Year Ended December 31, 2023 | | | |
| | (in millions) | | | |
Principal Product Category	**Americas**	**Europe**	**APMEA**	**Consolidated**
Residential & Commercial Flow Control	$ 885.0	$ 173.9	$ 97.1	$ 1,156.0
HVAC and Gas Products	332.4	248.1	15.3	595.8
Drainage and Water Re-use Products	105.3	86.2	2.7	194.2
Water Quality Products	105.4	3.9	1.0	110.3
Total	$ 1,428.1	$ 512.1	$ 116.1	$ 2,056.3

The Company generally considers customer purchase orders, which in some cases are governed by master sales agreements, to represent the contract with a customer. The Company's contracts with customers are generally for products only and typically do not include other performance obligations such as professional services, extended warranties, or other material rights. In situations where sales are to a distributor, the Company has concluded that its contracts are with the distributor as the Company holds a contract bearing enforceable rights and obligations only with the distributor. As part of its consideration of the contract, the Company evaluates certain factors, including the customer's ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligation. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. As the Company's standard payment terms are less than one year, the Company has elected not to assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on its relative standalone selling price. The product price as specified on the purchase order is considered the standalone selling price as it is an observable input which depicts the price as if sold to a similar customer in similar circumstances. Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company's performance obligation is satisfied), which typically occurs at shipment from the Company's manufacturing site or distribution center, or delivery to the customer's named location. In determining whether control has transferred, the Company considers if there is a present right to payment, physical possession and legal title, along with risks and rewards of ownership having transferred to the customer. In certain circumstances, the Company manufactures customized products without alternative use for its customers. However, as these arrangements do not entitle the Company to a right to payment of cost plus a profit for work completed, the Company has concluded that control transfers at the point in time and not over time.

At times, the Company receives orders for products to be delivered over multiple dates that may extend across reporting periods. The Company invoices for each delivery upon shipment and recognizes revenues for each distinct product delivered, assuming transfer of control has occurred. As scheduled delivery dates are within one year, under the optional exemption as provided for under ASC 606, *Revenue from Contracts with Customers*, revenues allocated to future shipments of partially completed contracts are not disclosed.

The Company generally provides an assurance warranty that its products will substantially conform to their published specifications. The Company's liability is limited to either a credit equal to the purchase price or replacement of the defective part. Returns under warranty have historically been immaterial. The Company does not consider activities related to such warranty, if any, to be a separate performance obligation. For certain of its products, the Company will separately sell extended warranty and service policies to its customers. The Company considers the sale of these policies as separate performance obligations. These policies typically are for periods ranging from one to three years. Payments received are deferred and recognized over the policy period. For all periods presented, the revenue recognized and the revenue deferred under these policies are not material to the consolidated financial statements.

The timing of revenue recognition, billings and cash collections from the Company's contracts with customers can vary based on the payment terms and conditions in the customer contracts. In limited cases, customers will partially prepay for their goods. In addition, there are constraints which cause variability in the ultimate consideration to be recognized. These constraints typically include early payment discounts, volume rebates, rights of return, cooperative advertising, and market development funds. The Company includes these constraints in the estimated transaction price when there is a basis to reasonably estimate the amount of variable consideration. These estimates are based on historical experience, anticipated future performance and the Company's best judgment at the time. The Company did not recognize any material revenue from obligations satisfied in prior periods. When the timing of the Company's recognition of revenue is different from the timing of payments made by the customer, the Company recognizes a contract liability (customer payment precedes performance). For all periods presented, the recognized contract liabilities and the associated revenue deferred are not material to the consolidated financial statements.

The Company incurs costs to obtain and fulfill a contract; however, the Company has elected to recognize all incremental costs to obtain a contract as an expense when incurred if the amortization period is one year or less. The Company has elected to treat shipping and handling activities performed after the customer has obtained control of the related goods as a fulfillment cost, and the related cost is accrued for in conjunction with the recording of revenue for the goods.

(5) Acquisitions

Josam

Effective January 1, 2024, the Company completed the acquisition of Josam Company following its conversion into Josam Industries, LLC ("Josam") in a share purchase transaction funded with cash on hand. The aggregate net purchase price was approximately $98.9 million, net of cash acquired of $4.6 million. The final post-closing working capital adjustment was immaterial and adjusted in the second quarter of 2024, resulting in a final purchase price of $99.0 million, net of cash acquired. Josam is based in Michigan City, Indiana, and is a leading provider and manufacturer of drainage and plumbing products, serving commercial, industrial, and multi-family end markets for over 100 years. Josam's operating results since the date of acquisition are included in the Americas segment. The Company has determined that both the pro-forma and actual results, including Josam's net sales, net income, and earnings per share, are not material to the Company's financial results, and therefore has not included these disclosures.

The Company accounted for the transaction as a purchased business combination. During the first quarter of 2024, the Company performed the preliminary purchase price allocation for the Josam purchase, with immaterial adjustments during the remainder of fiscal year 2024 related to the final working capital and valuation adjustments. The purchase price allocation was considered substantially completed as of the third quarter of 2024, with final adjustments completed in the fourth quarter of 2024, which are not material. The acquisition resulted in the recognition of $35.1 million in goodwill and $39.4 million in intangible assets. The intangible assets acquired consist of customer relationships valued at $33.5 million with estimated lives of 15 years and the trade name valued at $5.9 million with an indefinite life. The goodwill is attributable to the workforce of Josam and the portfolio which will allow the Company to extend its product offerings as a result of the acquisition. For tax purposes, the Company accounted for the transaction as an asset acquisition and therefore the intangibles and goodwill are deductible for tax purposes resulting in future tax benefits.

The following table summarizes the fair value of the assets and liabilities acquired (in millions):

Cash	$	4.6
Trade accounts receivable		4.3
Inventories, net		15.0
Prepaid expenses and other current assets		0.9
Property, Plant and Equipment		7.6
Intangible assets		39.4
Goodwill		35.1
Accounts payable		(1.5)
Accrued expenses and other current liabilities		(1.8)
Purchase price	$	103.6

Bradley

On October 23, 2023, the Company completed the acquisition of Bradley Corporation following its conversion into Bradley Company, LLC ("Bradley") in a share purchase transaction. The aggregate net purchase price was approximately $301.2 million, net of cash acquired of $9.2 million, and was financed by $210.0 million of borrowings under the Company's Second Amended and Restated Credit Agreement with the remainder being funded by cash on hand. In the first quarter of 2024, the Company paid an additional $1.9 million to settle liabilities acquired in the transaction that were considered part of the total purchase price. The post-closing working capital adjustment was finalized and adjusted in the second quarter of 2024, resulting in a $4.6 million reduction to the purchase price. The adjusted aggregate net purchase price was approximately $298.5 million, net of cash of $9.2 million.

Bradley is based in Menomonee Falls, WI, and has been a provider and manufacturer of commercial washroom and emergency safety products serving commercial (primarily institutional) and industrial end markets for over 100 years. Bradley offers a comprehensive product portfolio that includes plumbing fixtures, washroom accessories and emergency safety products to a diverse customer base. Bradley's complementary portfolio will enable the Company to provide its customers with innovative water solutions, as it adds front-of-the-wall applications to its differentiated back-of-the-wall portfolio. The acquisition of Bradley is intended to align with the Company's strategy to enhance its product offerings, drive growth and serve its customers.

Bradley's operating results since the date of acquisition are included in the Americas segment. The Company accounted for the transaction as a purchased business combination. During the fourth quarter of 2023, the Company performed the preliminary purchase price allocation and during 2024 completed the final allocation with immaterial adjustments resulting in the adjusted recognition of $92.6 million in goodwill and $115.3 million in intangible assets. The intangible assets acquired consist of customer relationships valued at $85.3 million with estimated lives of 15 years and the trade name valued at $30.0 million with an indefinite life. The goodwill is attributable to the workforce of Bradley and the strategic platform adjacency that will allow Watts to extend its product offerings as a result of the acquisition. For tax purposes, the Company accounted for the transaction as an asset acquisition and therefore the intangibles and goodwill are deductible for tax purposes resulting in future tax benefits.

The following table summarizes the fair value of the assets and liabilities acquired (in millions):

Cash	$	9.2
Trade accounts receivable		23.5
Inventories, net		38.4
Prepaid expenses and other current assets		3.5
Property, Plant and Equipment		47.2
Intangible assets		115.3
Goodwill		92.6
Accounts payable		(8.2)
Employee benefits, other		(4.9)
Other current liabilities		(8.4)
Other noncurrent liabilities		(0.5)
Purchase price	$	307.7

The consolidated statement of operations for the year ended December 31, 2023 includes the results of Bradley since the acquisition date and includes $33.4 million of revenues and $2.7 million of operating loss, which includes acquisition-related costs of $3.3 million.

Supplemental pro-forma information (unaudited)

Had the Company completed the acquisition of Bradley at the beginning of 2022, net sales, net income and earnings per share would have been as follows:

		December 31, 2023		December 31, 2022
Net Sales	$	2,221.7	$	2,168.3
Net Income	$	266.3	$	252.6
Net income per share:				
Basic EPS	$	7.97	$	7.54
Diluted EPS	$	7.95	$	7.52

Net income for the years ended December 31, 2023 and December 31, 2022 was adjusted to include $6.6 million and $4.1 million, respectively, of net interest expense related to the financing, $3.3 million and $4.2 million, respectively, of net amortization expense resulting from the estimated allocation of purchase price to amortizable tangible and intangible assets, and $3.2 million and $1.3 million, respectively, of income tax expense to align the effective tax rate. Net income for the years ended December 31, 2023 and December 31, 2022 was also adjusted to exclude $4.6 million and $5.2 million, respectively, of net acquisition-related charges. The pro-forma financial information excludes adjustments for estimated cost synergies or other effects of the integration of Bradley.

On March 31, 2023, the Company completed the acquisition of the primary business assets of Enware Australia Pty Ltd ("Enware") in an all-cash transaction. Enware is based near Sydney, Australia, and has been a leading supplier for specialty plumbing and safety equipment used in the Australian institutional and commercial end markets since 1937. The acquisition of Enware aligns with the Company's strategy to expand geographically into countries with mature and enforced plumbing codes. Enware is expected to enhance the Company's product offering and channel access into the Australian marketplace. The acquisition of Enware was deemed not to be material to the Company's consolidated financial statements.

(6) Goodwill & Intangibles

Goodwill

The Company performs its annual goodwill impairment testing for each reporting unit as of fiscal October month-end or more frequently if there is a triggering event or circumstance that indicates an impairment loss may have occurred. As of the October 27, 2024 testing date, the Company had $721.0 million of goodwill on its balance sheet. In 2024, the Company had eight reporting units. One of these reporting units, Water Quality, had no goodwill. The Company performed a qualitative analysis for each of the remaining seven reporting units, which include Blücher, Bradley, US Drains, Fluid Solutions-Europe, Fluid Solutions-Americas, Heating and Hot Water Solutions ("HHWS") and APMEA. As a result of the qualitative analyses, the Company determined that the fair values of the reporting units were more likely than not greater than the carrying amounts. In 2024, 2023 and 2022, the Company did not need to proceed beyond the qualitative analysis, and no goodwill impairments were recorded.

The Company operates in three geographic segments: Americas, Europe, and APMEA. The changes in the carrying amount of goodwill by geographic segment are as follows:

| | Gross Balance | | | Accumulated Impairment Losses | | | Foreign Currency Translation | Net Goodwill |
	Balance January 1, 2024	Acquired During the Period	Balance December 31, 2024	Balance January 1, 2024	Impairment Loss During the Period	Balance December 31, 2024	January 1, 2024 - December 31, 2024	December 31, 2024
				(in millions)				
Americas	$ 587.1	$ 31.1	$ 618.2	$ (24.5)	$ —	$ (24.5)	$ (0.7)	$ 593.0
Europe	239.8	—	239.8	(129.7)	—	(129.7)	(6.5)	103.6
APMEA	33.2	—	33.2	(12.9)	—	(12.9)	(1.9)	18.4
Total	$ 860.1	$ 31.1	$ 891.2	$ (167.1)	$ —	$ (167.1)	$ (9.1)	$ 715.0

| | Gross Balance | | | Accumulated Impairment Losses | | | Foreign Currency Translation | Net Goodwill |
	Balance January 1, 2023	Acquired During the Period	Balance December 31, 2023	Balance January 1, 2023	Impairment Loss During the Period	Balance December 31, 2023	January 1, 2023 - December 31, 2023	December 31, 2023
				(in millions)				
Americas	$ 490.3	$ 96.6	$ 586.9	$ (24.5)	$ —	$ (24.5)	$ 0.2	$ 562.6
Europe	236.7	—	236.7	(129.7)	—	(129.7)	3.1	110.1
APMEA	32.5	0.9	33.4	(12.9)	—	(12.9)	(0.2)	20.3
Total	$ 759.5	$ 97.5	$ 857.0	$ (167.1)	$ —	$ (167.1)	$ 3.1	$ 693.0

During the year ended December 31, 2024, the Company completed the acquisition of Josam, resulting in $35.1 million of goodwill, and made adjustments to the purchase price allocation of Bradley, resulting in a $4.0 million reduction in goodwill, both within the Americas region. The final working capital adjustments for the two acquisitions were completed in 2024.

Long-Lived Assets

Indefinite-lived intangibles are tested for impairment at least annually or more frequently if events or circumstances, such as a change in business conditions, indicate that it is "more likely than not" that an intangible asset might be impaired. The Company performs its annual indefinite-lived intangibles impairment assessment in the fourth quarter of each year. In 2024, the Company performed a qualitative assessment for all tradenames, and in 2023, the Company performed a combination of qualitative and quantitative assessments. Based on the results of the assessments, the Company did not recognize an impairment on any indefinite-lived intangibles in 2024 or 2023.

Intangible assets with estimable lives and other long-lived assets are reviewed for potential indicators of impairment at least quarterly or more frequently if events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of intangible assets with estimable lives and other long-lived assets is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted pre-tax cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset or asset group exceeds the related estimated fair value. Estimated fair value is based on either discounted future pre-tax operating cash flows or appraised values, depending on the nature of the asset. The Company determines the discount rate for this analysis based on the weighted average cost of capital using the market and guideline public companies for the related businesses and does not allocate interest charges to the asset or asset group being measured. Judgment is required to estimate future operating cash flows. In 2024 and 2023, there were no indications of the carrying amounts of intangible assets with estimable lives not being recoverable. In 2022, the Company recognized a $1.3 million impairment charge for an amortizable technology asset. The impairment was recognized within the Americas segment and due to changes in market expectations indicated the carrying amount of the asset was no longer recoverable.

Intangible assets include the following:

	December 31, 2024			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)					
Patents	$ 5.0	$ (5.0)	$ —	$ 5.0	$ (5.0)	$ —
Customer relationships	251.9	(100.6)	151.3	218.0	(85.3)	132.7
Technology	53.2	(47.8)	5.4	53.2	(44.2)	9.0
Trade names	20.6	(13.0)	7.6	20.8	(12.3)	8.5
Other	1.1	(0.8)	0.3	1.1	(0.7)	0.4
Total amortizable intangibles	331.8	(167.2)	164.6	298.1	(147.5)	150.6
Indefinite-lived intangible assets	70.4	—	70.4	65.5	—	65.5
	$ 402.2	$ (167.2)	$ 235.0	$ 363.6	$ (147.5)	$ 216.1

During the year ended December 31, 2024, the Company acquired $39.4 million in intangible assets as part of the Josam acquisition, consisting of customer relationships valued at $33.5 million, with an estimated useful life of 15 years, and an indefinite-lived trade name of $5.9 million.

Aggregate amortization expense for amortized intangible assets for 2024, 2023 and 2022 was $19.8 million, $13.2 million and $12.1 million, respectively. Additionally, future amortization expense on amortizable intangible assets is expected to be $18.2 million for 2025, $17.8 million for 2026, $16.1 million for 2027, $15.8 million for 2028 and $15.6 million for 2029. Amortization expense is provided on a straight-line basis over the estimated useful lives of the intangible assets. The weighted-average remaining life of total amortizable intangible assets is 8.1 years. Customer relationships, technology, trade names and other amortizable intangibles have weighted-average remaining lives of 11.9 years, 3.5 years, 10.2 years and 21.4 years, respectively. Indefinite-lived intangible assets include trade names and trademarks.

(7) Inventories, net

Inventories consist of the following:

	December 31,	
	2024	**2023**
	(in millions)	
Raw materials	**$ 141.9**	$ 150.6
Work-in-process	**16.9**	20.2
Finished goods	**233.3**	228.5
	$ 392.1	$ 399.3

Raw materials, work-in-process and finished goods are net of valuation reserves of $58.1 million and $48.2 million as of December 31, 2024 and 2023, respectively. The valuation reserve was primarily related to excess and obsolete inventory reserve of $54.2 million and $45.1 million as of December 31, 2024 and 2023, respectively. Finished goods of $18.9 million and $19.8 million as of December 31, 2024 and 2023, respectively, were consigned.

(8) Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	
	2024	**2023**
	(in millions)	
Land	**$ 15.3**	$ 15.2
Buildings and improvements	**216.0**	212.1
Machinery and equipment	**438.3**	435.5
Construction in progress	**22.0**	14.4
Property, plant and equipment, at cost	**691.6**	677.2
Accumulated depreciation	**(436.8)**	(429.0)
Property, plant, and equipment, net	**$ 254.8**	$ 248.2

(9) Leases

The Company has a variety of categories of lease arrangements, including real estate, automobiles, manufacturing equipment, facility equipment, office equipment and certain service arrangements that are dependent on an identified asset. The Company's real estate leases, which consist primarily of manufacturing facilities, office space and warehouses, represent approximately 88% of the Company's operating lease liabilities and generally have a lease term between 2 and 15 years. The remaining leases primarily consist of automobiles, machinery and equipment used in the manufacturing processes (e.g., forklifts and pallets), general office equipment and certain service arrangements, each with various lease terms. The Company's automobile leases typically have terms ranging from 3 to 5 years. The Company's remaining population of leases have terms ranging from 2 to 15 years. Certain lease arrangements may contain renewal terms ranging from 1 to 5 years. The majority of the Company's real estate, automobile, and equipment leases consist of fixed and variable lease payments. For the Company's real estate leases, variable payments include those for common area maintenance, property taxes, and insurance. For automobile leases, variable payments primarily include maintenance, taxes, and insurance. For equipment leases, variable payments include maintenance and payments based on usage. The Company has elected to account for lease and non-lease components as a single component for all leases. Therefore, all fixed costs within a lease arrangement are included in the fixed lease payments for the single, combined lease component and used to measure the lease liability. Variable lease costs are recognized in the period when the event, activity, or circumstance in the lease agreement occurs.

Some of the Company's lease agreements include Company options to either extend and/or early terminate the lease, the costs of which are included in the Company's lease liability to the extent that such options are reasonably certain of being exercised. Renewal options are generally not included in the lease term for the Company's existing leases because the Company is not reasonably certain to exercise these renewal options. The Company does not generally enter into leases involving the construction or design of the underlying asset, and nearly all of the assets the Company leases are not specialized in nature. The Company's leases generally do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's lease agreements generally do not include residual value guarantees.

Right-of-use asset amounts reported in the consolidated balance sheet by asset category as of December 31, 2024 and 2023 were as follows:

	December 31, 2024 (in millions)		December 31, 2023 (in millions)	
Operating Leases (1)				
Real estate	$	**39.4**	$	45.9
Automobile		**4.1**		3.6
Machinery and equipment		**1.4**		0.7
Total operating lease ROU Asset	$	**44.9**	$	50.2
Finance Leases (2)				
Machinery and equipment	$	**10.9**		9.4
Automobile		**0.1**		0.1
Less: Accumulated depreciation		**(6.8)**		(7.1)
Finance Leases, net	$	**4.2**	$	2.4

(1) Included on the Company's consolidated balance sheet in other assets (other, net).

(2) Included on the Company's consolidated balance sheet in property, plant and equipment.

The maturity of the Company's operating and finance lease liabilities as of December 31, 2024 was as follows:

	December 31, 2024			
	Operating Leases (in millions)		Finance Leases	
2025	$	**12.9**	$	**2.7**
2026		**9.6**		**1.0**
2027		**7.1**		**0.4**
2028		**6.2**		**0.3**
2029		**5.1**		**0.1**
Thereafter		**16.9**		**0.1**
Total undiscounted minimum lease payments	$	**57.8**	$	**4.6**
Less imputed interest		**8.5**		**0.3**
Total lease liabilities	$	**49.3**	$	**4.3**
Included in the consolidated balance sheet				
Current lease liabilities (included in accrued expenses and other liabilities)		**11.2**		**2.5**
Non-Current lease liabilities (included in other non-current liabilities)		**38.1**		**1.8**
Total lease liabilities	$	**49.3**	$	**4.3**

The total lease cost consisted of the following amounts:

	Year Ended December 31, 2024 (in millions)		Year Ended December 31, 2023 (in millions)
Operating lease cost	$	14.1	$	11.8
Amortization of finance lease right-of-use assets		2.9		2.8
Interest on finance lease liabilities		0.3		0.1
Short-term lease cost		—		0.2
Sublease (income)		(0.6)		(0.3)
Variable lease cost		7.2		5.5
Total lease cost	$	23.9	$	20.1

The following information represents supplemental disclosure for the statement of cash flows related to operating and finance leases:

	December 31, 2024 (in millions)		December 31, 2023 (in millions)
Operating cash flows for operating leases	$	13.4	$	12.0
Operating cash flows for finance leases		0.2		0.1
Financing cash flows for finance leases		2.8		2.9
Total cash paid for amounts included in the measurement of lease liabilities		16.4		15.0
Finance lease liabilities arising from obtaining right-of-use assets		4.4		1.3
Operating lease liabilities arising from obtaining right-of-use assets		7.5		17.4

The following summarizes additional information related to operating and finance leases:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term - finance leases	2.5 years	2.9 years
Weighted-average remaining lease term - operating leases	6.8 years	7.4 years
Weighted-average discount rate - finance leases	5.7 %	3.3 %
Weighted-average discount rate - operating leases	4.4 %	4.2 %

(10) Income Taxes

The significant components of the Company's deferred income tax liabilities and assets are as follows:

	December 31,	
	2024	2023
	(in millions)	
Deferred income tax liabilities:		
Excess tax over book depreciation	**$ 26.5**	$ 27.8
Intangibles	**43.7**	48.6
Goodwill	**2.2**	—
Foreign earnings	**1.0**	2.6
Operating lease ROU assets	**8.6**	10.7
Other	**5.4**	4.9
Total deferred tax liabilities	**87.4**	94.6
Deferred income tax assets:		
Accrued expenses	**12.5**	11.1
Product liability	**5.0**	5.2
Operating lease liabilities	**9.3**	11.0
Stock based compensation	**6.2**	6.1
Foreign tax credits	**13.5**	17.4
Net operating loss carry forward	**5.2**	6.7
Capital loss carry forward	**1.6**	1.6
Inventory reserves	**14.9**	14.8
Intangibles	**10.5**	12.3
Goodwill	**—**	1.0
Capitalized R&D	**41.7**	29.7
Other	**12.1**	11.6
Total deferred tax assets	**132.5**	128.5
Less: valuation allowance	**(19.6)**	(23.8)
Net deferred tax assets	**112.9**	104.7
Net deferred tax assets	**$ 25.5**	$ 10.1

The provision for income taxes is based on the following pre-tax income:

	Years Ended December 31,		
	2024	2023	2022
	(in millions)		
Domestic	**$ 270.3**	$ 228.2	$ 204.3
Foreign	**115.7**	121.3	103.3
	$ 386.0	$ 349.5	$ 307.6

The provision for income taxes consists of the following:

	Years Ended December 31,		
	2024	**2023**	**2022**
		(in millions)	
Current tax expense:			
Federal	$ **62.5**	$ 54.6	$ 51.0
Foreign	**31.9**	35.6	23.2
State	**15.3**	15.8	11.5
	109.7	106.0	85.7
Deferred tax expense (benefit):			
Federal	**(11.8)**	(14.7)	(12.1)
Foreign	**(1.2)**	0.2	(13.7)
State	**(1.9)**	(4.1)	(3.8)
	(14.9)	(18.6)	(29.6)
Provision for income taxes	$ **94.8**	$ 87.4	$ 56.1

Actual income taxes reported are different than what would have been computed by applying the federal statutory tax rate to income before income taxes. The reasons for these differences are as follows:

	Years Ended December 31,		
	2024	**2023**	**2022**
		(in millions)	
Computed expected federal income expense	$ **81.1**	$ 73.4	$ 64.6
State income taxes, net of federal tax benefit	**10.6**	9.3	6.8
Foreign tax rate differential	**3.2**	4.3	3.5
Restructuring of manufacturing supply chain operations	**—**	—	(16.1)
Valuation allowance	**(4.0)**	3.5	0.4
One time repatriation	**3.1**	1.2	—
Unrecognized tax benefits, net	**1.2**	1.4	(1.0)
Other, net	**(0.4)**	(5.7)	(2.1)
	$ **94.8**	$ 87.4	$ 56.1

In 2022, to further align the new supply chain structure with developments, the Company modified the restructuring of its Mexican manufacturing supply chain operations which resulted in the recognition of a $16.1 million deferred tax asset which is being amortized over 10 years.

At December 31, 2024, the Company had foreign and domestic net operating loss carry forwards of $22.6 million and $0.6 million, respectively, for income tax purposes before considering valuation allowances; $22.6 million of the foreign losses can be carried forward indefinitely, $0.6 million of the domestic losses expire between 2035 and 2040. The net operating losses consist of $22.6 million related to Austrian operations and $0.6 million related to United States operations.

At December 31, 2024, the Company had a U.S. capital loss carry forward of $1.6 million before considering valuation allowances that will expire in 2025.

At December 31, 2024 and 2023, the Company had foreign tax credit carry forwards of $13.5 million and $17.4 million, respectively, for income tax purposes before considering valuation allowances. The foreign tax credit carryforwards expire between 2027 and 2033.

At December 31, 2024 and 2023, the Company had valuation allowances of $19.6 million and $23.8 million, respectively. At December 31, 2024, $12.8 million related to foreign tax credits, $5.1 million related to Austrian net operating losses, and $1.6 million related to the domestic capital loss carry forward. At December 31, 2023, $16.8 million related to foreign tax credits, $5.4 million related to Austrian net operating losses, and $1.6 million related to the domestic capital loss carry forward. Management believes that the ability of the Company to use such foreign tax credits and losses within the applicable carry forward period does not rise to the level of the more likely than not threshold. The Company does not have a valuation allowance on other deferred tax assets, as management believes that it is more likely than not that the Company will recover the net deferred tax assets. Management believes it is more likely than not that the future reversals of the deferred tax liabilities, together with forecasted income, will be sufficient to fully recover the deferred tax assets.

Subsequent to recording the Toll Tax as part of the Tax Cuts and Jobs Act of 2017, after December 2017, the Company considers all of its foreign earnings to be permanently reinvested outside of the U.S. In the fourth quarter of 2023, the Company determined it would make a one-time distribution of foreign earnings of $94 million. All other earnings after December 2017 and all future foreign earnings are expected to be permanently reinvested outside of the U.S. It is not practicable to estimate the amount of tax that might be payable if these earnings were repatriated due to the complexities associated with the hypothetical calculation.

Unrecognized Tax Benefits

As of December 31, 2024, the Company had gross unrecognized tax benefits of approximately $4.9 million, approximately $4.7 million of which, if recognized, would affect the effective tax rate. The difference between the amount of unrecognized tax benefits and the amount that would affect the effective tax rate consists of allowable correlative adjustments that are available for certain jurisdictions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	(in millions)
Balance at January 1, 2024	$ 8.6
Increases related to prior year tax positions	0.8
Decreases related to current year tax positions	(3.2)
Decreases due to lapse in statutes	(1.2)
Currency movement	(0.1)
Balance at December 31, 2024	$ 4.9

The Company estimates that it is reasonably possible that the balance of unrecognized tax benefits as of December 31, 2024 may decrease by $0.2 million to $0.5 million in the next twelve months, as a result of lapses in statutes of limitations and settlements of $0.1 million to $0.4 million which, if recognized, would affect the effective tax rate.

The Company conducts business in a variety of locations throughout the world resulting in tax filings in numerous domestic and foreign jurisdictions. The Company is subject to tax examinations regularly as part of the normal course of business. The Company's major jurisdictions are the U.S., France, Germany, Italy and Canada. The statute of limitations in the U.S. is subject to tax examination for 2021 and later; France, Germany, Italy and Canada are subject to tax examination for 2018 and later. All other jurisdictions, with few exceptions, are no longer subject to tax examinations in state, local or international jurisdictions for tax years before 2018.

The Company accounts for interest and penalties related to uncertain tax positions as a component of income tax expense.

(11) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	December 31,	
	2024	2023
	(in millions)	
Commissions and sales incentives payable	$ 56.2	$ 58.8
Product liability	20.7	21.7
Other	98.6	87.9
Income taxes payable	15.3	21.9
	$ 190.8	$ 190.3

(12) Financing Arrangements

The Company's debt consists of the following:

	December 31,	
	2024	2023
	(in millions)	
Line of Credit due July 2029	$ 200.0	300.0
Less debt issuance costs (deduction from debt liability)	(3.0)	(1.7)
Total long-term debt	$ 197.0	$ 298.3

Principal payments during each of the next five years are due as follows (in millions): 2025: $0; 2026: $0; 2027: $0; 2028: $0; 2029: $200.0.

On July 12, 2024, the Company and certain of its subsidiaries entered into the Third Amended and Restated Credit Agreement by and among the Company, certain subsidiaries of the Company, the lenders and other parties from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent (the "Credit Agreement"). The Credit Agreement establishes a senior unsecured revolving credit facility of $800 million (the "Revolving Credit Facility"). The maturity date of the Revolving Credit Facility is July 12, 2029, subject to extension under certain circumstances and subject to the terms of the Credit Agreement. The Credit Agreement provides for a maximum consolidated leverage ratio of 3.50 to 1.00 (or 4.00 to 1.00 during temporary step-ups following certain acquisitions) and the minimum consolidated interest ratio of 3.50 to 1.00.

The Revolving Credit Facility also includes sub-limits of $100 million for letters of credit and $15 million for swing line loans. As of December 31, 2024, the Company had drawn down $200.0 million on this line of credit and had $12.9 million in letters of credit outstanding, which resulted in $587.1 million of unused and available credit under the Revolving Credit Facility as of such date. Borrowings outstanding bear interest at a fluctuating rate per annum equal to an applicable percentage defined as (i) in the case of Term Benchmark loans, the Term Benchmark rate plus an applicable percentage, ranging from 1.075% to 1.325%, or (ii) in the case of alternate base rate loans and swing line loans, interest (which at all times will not be less than 1.00%) at the greatest of (a) the Prime Rate in effect on such day, (b) the FRBNY Rate in effect on such day plus 0.50% and (c) the Term Benchmark rate plus 1.00% for a one-month interest period, in each case, determined by reference to the Company's consolidated leverage ratio. For the borrowings denominated in dollars, there is a fixed 10 basis point adjustment if the reference rate is Term SOFR. The weighted average interest rate on debt outstanding under the Revolving Credit Facility as of December 31, 2024 was 5.64%. The weighted average interest rate on debt outstanding inclusive of the interest rate swaps discussed in Note 17 of the Notes to Consolidated Financial Statements and interest rates under the Revolving Credit Facility as of December 31, 2024 was 4.07%. In addition to paying interest under the Credit Agreement, the Company is also required to pay certain fees in connection with the Revolving Credit Facility, including, but not limited to, an unused facility fee and letter of credit fees. The Company may repay loans outstanding under the Credit Agreement from time to time without premium or penalty, other than customary breakage costs, if any, and subject to the terms of the Credit Agreement. The Credit Agreement contains an expansion option of $400.0 million. As of December 31, 2024, the Company was in compliance with these financial covenants.

The Credit Agreement imposes various restrictions on the Company and its subsidiaries, including restrictions pertaining to: (i) the incurrence of additional indebtedness, (ii) limitations on liens, (iii) making distributions, dividends and other payments, (iv) mergers, consolidations and acquisitions, (v) dispositions of assets, (vi) certain consolidated leverage ratios and consolidated interest coverage ratios, (vii) transactions with affiliates, (viii) changes to governing documents, and (ix) changes in control.

The Company maintains letters of credit that guarantee its performance or payment to third parties in accordance with specified terms and conditions. The Company's letters of credit are primarily associated with insurance coverage. The Company's letters of credit generally expire within one year of issuance. These instruments may exist or expire without being drawn down. Therefore, they do not necessarily represent future cash flow obligations.

(13) Earnings per Share and Stock Repurchase Program

The Class A common stock and Class B common stock have equal dividend and liquidation rights. Each share of the Company's Class A common stock is entitled to one vote on all matters submitted to stockholders and each share of Class B common stock is entitled to ten votes on all such matters. Shares of Class B common stock are convertible into shares of Class A common stock on a one-to-one basis at the option of the holder. As of December 31, 2024, the Company had reserved a total of 1,775,014 shares of Class A common stock for issuance under its stock-based compensation plans and 5,953,290 shares for conversion of Class B common stock to Class A common stock.

Basic net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding. The calculation of diluted net income per share assumes the conversion of all dilutive securities.

Net income and the number of shares used to compute net income per share, basic and assuming full dilution, are reconciled below:

	Years Ended December 31,								
	2024			2023			2022		
	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
	(Amounts in millions, except per share information)								
Basic EPS	$ 291.2	33.5	$ 8.70	$ 262.1	33.4	$ 7.85	$ 251.5	33.5	$ 7.51
Dilutive securities, principally common stock options	—	—	(0.01)	—	0.1	(0.03)	—	0.1	(0.03)
Diluted EPS	$ 291.2	33.5	$ 8.69	$ 262.1	33.5	$ 7.82	$ 251.5	33.6	$ 7.48

On February 6, 2019, the Company's Board of Directors authorized the repurchase of up to $150 million of the Company's Class A common stock, to be purchased from time to time on the open market or in privately negotiated transactions. On July 31, 2023, the Board of Directors authorized a new stock repurchase program of up to $150 million of the Company's Class A common stock to be purchased from time to time on the open market or in privately negotiated transactions. The Company has entered into a Rule 10b5-1 plan, which permits shares to be repurchased under both stock repurchase programs when the Company might otherwise be precluded from doing so under insider trading laws. The repurchase programs may be suspended or discontinued at any time, subject to the terms of the Rule 10b5-1 plan the Company entered into with respect to the repurchase programs. The 2019 stock repurchase program was completed in 2024 after the Company expended the remainder of the $150 million authorized under the program. As of December 31, 2024, there was approximately $144.9 million remaining authorized for share repurchases under the 2023 repurchase program.

For the years ended December 31, 2024, 2023 and 2022, the Company repurchased 85,435 shares for $17.0 million, 91,622 shares for $16.0 million and 493,733 shares for $69.4 million, respectively.

(14) Stock-Based Compensation

As of December 31, 2024, the Company maintains one stock incentive plan, the Third Amended and Restated 2004 Stock Incentive Plan (the "2004 Stock Incentive Plan"). At December 31, 2024, 829,213 shares of Class A common stock were available for future grants of new equity awards under this plan. The Company currently grants deferred stock awards to key employees and stock awards to non-employee members of the Company's Board of Directors under the 2004 Stock Incentive Plan. The Company also previously granted shares of restricted stock to key employees. Stock awards to non-employee members of the Company's Board of Directors vest immediately. Employees' restricted stock awards and deferred stock awards typically vest over a three-year period at the rate of one-third per year. The shares that are subject to restricted stock awards are outstanding upon grant of the restricted stock awards whereas the shares that are subject to deferred stock awards are outstanding only upon vesting and settlement of the deferred stock award. The restricted stock awards and deferred stock awards are amortized to expense on a straight-line basis over the vesting period.

The Company also grants performance stock units to key employees under the 2004 Stock Incentive Plan. Performance stock units cliff vest at the end of a performance period set by the Compensation Committee of the Board of Directors at the time of grant, which is currently three years. Upon vesting, the number of shares of the Company's Class A common stock awarded to each performance stock unit recipient will be determined based on the Company's performance relative to certain performance goals set at the time the performance stock units were granted. The recipient of a performance stock unit award may earn from zero shares to twice the number of target shares awarded to such recipient. The performance stock units are amortized to expense over the vesting period, and based on the Company's performance relative to the performance goals, may be adjusted. Changes to the estimated shares expected to vest will result in adjustments to the related share-based compensation expense that will be recorded in the period of change. If the performance goals are not met, no awards are earned and previously recognized compensation expense is reversed. The Company granted performance stock units in 2024, 2023 and 2022. The performance goals for the performance stock units are based on the compound annual growth rate of the Company's revenue over the three-year performance period and the Company's return on invested capital (ROIC) for the third year of the performance period.

Beginning in 2019, the Company included "retirement vesting" provisions in the agreements for its deferred stock awards and performance stock units. These provisions provide that an employee who retires from the Company after attaining age 55 and 10 years of service and who meets certain other requirements, including non-competition and non-solicitation requirements, would be allowed to continue to vest in his or her deferred stock awards for the duration of the vesting periods and would be entitled to receive a pro rata portion of his or her performance stock units based on the period of service elapsed during the performance period. Beginning in 2022, a provision was added that requires the employee remain employed through the last working day of the grant year in order to be entitled to retirement vesting of the award in addition to the other provisions.

In 2015, the Company stopped granting stock options as part of its annual equity awards to employees. No options remain outstanding as of December 31, 2024.

The Company also has a Management Stock Purchase Plan that allows for the granting of restricted stock units (RSUs) to key employees. On an annual basis, key employees may elect to receive a portion of their annual incentive compensation in RSUs instead of cash. Participating employees may use up to 50% of their annual incentive bonus to purchase RSUs for a purchase price equal to 80% of the fair market value of the Company's Class A common stock as of the date of grant. RSUs vest either annually over a three-year period from the grant date or upon the third anniversary of the grant date. Receipt of the shares underlying RSUs is deferred for a minimum of three years, or such greater number of years from the date of the grant as is chosen by the employee. An aggregate of 2,000,000 shares of Class A common stock may be issued under the Management Stock Purchase Plan. At December 31, 2024, 680,944 shares of Class A common stock were available for future grants under the Company's Management Stock Purchase Plan.

2004 Stock Incentive Plan

The following is a summary of unvested restricted stock and deferred stock awards activity and related information:

	Years Ended December 31,					
	2024		2023		2022	
	Shares	**Weighted Average Grant Date Fair Value**	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
				(Shares in thousands)		
Unvested at beginning of year	**93**	**$ 149.96**	121	$ 121.39	138	$ 97.43
Granted	**44**	**202.03**	51	167.39	64	143.86
Vested	**(47)**	**144.02**	(76)	112.65	(78)	94.33
Cancelled/Forfeitures	**(4)**	**169.90**	(3)	139.46	(3)	120.31
Unvested at end of year	**86**	**$ 179.08**	93	$ 149.96	121	$ 121.39

The total fair value of shares vested during 2024, 2023 and 2022 was $10.8 million, $12.7 million and $11.1 million, respectively. At December 31, 2024, total unrecognized compensation cost related to unvested restricted stock and deferred stock awards was approximately $4.5 million with a total weighted average remaining term of 1.40 years. For 2024, 2023 and 2022, the Company recognized compensation costs of $10.7 million, $9.3 million and $7.7 million, respectively.

The aggregate intrinsic value of restricted stock and deferred shares granted and outstanding approximated $17.6 million representing the total pre-tax intrinsic value based on the Company's closing Class A common stock price of $203.30 as of December 31, 2024.

The following is a summary of unvested performance stock award activity and related information:

	Years Ended December 31,					
	2024		2023		2022	
	Shares	**Weighted Average Grant Date Fair Value**	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
				(Shares in thousands)		
Unvested at beginning of year	**113**	**$ 142.53**	146	$ 107.29	178	$ 88.32
Granted	**79**	**162.23**	99	106.37	108	102.98
Vested	**(80)**	**122.88**	(125)	73.62	(136)	78.82
Cancelled/Forfeitures	**(6)**	**174.85**	(7)	132.14	(4)	110.43
Unvested at end of year	**106**	**$ 170.42**	113	$ 142.53	146	$ 107.29

The granted and vested shares activity include any adjustments required based on performance goal attainment on vesting. The total fair value of shares vested during 2024, 2023 and 2022 was $16.6 million, $21.1 million and $20.4 million, respectively. At December 31, 2024, total unrecognized compensation cost related to unvested performance stock awards was approximately $8.0 million with a total weighted average remaining term of 1.53 years. For 2024, 2023 and 2022, the Company recognized compensation costs of $7.5 million, $9.7 million and $9.8 million, respectively.

The aggregate intrinsic value of performance shares granted and outstanding approximated $21.6 million representing the total pre-tax intrinsic value based on the Company's closing Class A common stock price of $203.30 as of December 31, 2024.

Management Stock Purchase Plan

Total unrecognized compensation cost related to unvested RSUs was approximately $1.7 million at December 31, 2024 with a total weighted average remaining term of 1.40 years. For 2024, 2023 and 2022, the Company recognized compensation cost of $1.3 million, $1.2 million, and $0.9 million, respectively. Dividends declared for RSUs that are paid to individuals but remain unpaid and accrued at December 31, 2024 totaled approximately $0.1 million.

A summary of the Company's RSU activity and related information is shown in the following table:

	Years Ended December 31,						
	2024			**2023**		**2022**	
	RSUs	**Weighted Average Purchase Price**	**Weighted Average Intrinsic Value**	**RSUs**	**Weighted Average Purchase Price**	**RSUs**	**Weighted Average Purchase Price**
			(RSUs in thousands)				
Outstanding at beginning of year	**77**	**$ 114.93**		77	$ 94.78	85	$ 75.34
Granted	**20**	**163.23**		26	130.27	29	115.14
Settled	**(23)**	**97.80**		(25)	66.94	(35)	64.15
Cancelled/Forfeitures	**(2)**	**139.60**		(1)	124.04	(2)	92.09
Outstanding at end of year	**72**	**$ 133.34 $**	**69.96**	77	$ 114.93	77	$ 94.78
Vested at end of year	**25**	**$ 119.73 $**	**83.57**	23	$ 104.17	24	$ 77.69

As of December 31, 2024, the aggregate intrinsic values of outstanding and vested RSUs were approximately $5.1 million and $2.1 million, respectively, representing the total pre-tax intrinsic value, based on the Company's closing Class A common stock price of $203.30 as of December 31, 2024, which would have been received by the RSUs holders had all RSUs settled as of that date. The total intrinsic value of RSUs settled for 2024, 2023 and 2022 was approximately $2.1 million, $2.4 million and $2.7 million, respectively. Upon settlement of RSUs, the Company issues shares of Class A common stock.

The following table summarizes information about RSUs outstanding at December 31, 2024:

	RSUs Outstanding		**RSUs Vested**	
Range of Purchase Prices	**Number Outstanding**	**Weighted Average Purchase Price**	**Number Vested**	**Weighted Average Purchase Price**
	(RSUs in thousands)			
$97.28-$115.14	**28**	**$ 115.14**	**17**	**$ 115.14**
$115.15-$130.27	**25**	**130.27**	**8**	**130.27**
$130.28-$163.23	**19**	**163.23**	**—**	**—**
	72	**$ 133.34**	**25**	**$ 119.73**

The fair value of each share issued under the Management Stock Purchase Plan is estimated on the date of grant, using the Black-Scholes-Merton Model, based on the following weighted average assumptions:

	2024	**2023**
Expected life (years)	**3.0**	3.0
Expected stock price volatility	**28.9 %**	33.7 %
Expected dividend yield	**0.80 %**	0.80 %
Risk-free interest rate	**4.5 %**	4.1 %

The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant for the respective expected life of the RSUs. The expected life (estimated period of time outstanding) of RSUs and volatility were calculated using historical data. The expected dividend yield of stock is the Company's best estimate of the expected future dividend yield.

The above assumptions were used to determine the weighted average grant-date fair value of RSUs granted of $68.94, $57.50 and $47.26 during 2024, 2023 and 2022, respectively.

At December 31, 2024, the Company had total unrecognized compensation costs related to unvested stock-based compensation arrangements of approximately $14.1 million and a total weighted average remaining term of 1.47 years. For 2024, 2023 and 2022, the Company recognized compensation costs related to stock-based programs of $19.5 million, $20.2 million, and $18.4 million, respectively. For 2024, 2023 and 2022, stock compensation expense of $0.9 million, $1.5 million and $1.3 million, respectively, was recorded in cost of goods sold and $18.6 million, $18.7 million and $17.1 million, respectively, was recorded in selling, general and administrative expenses. For 2024, 2023 and 2022, the Company recorded $2.6 million, $2.9 million and $2.8 million, respectively, of tax benefit for its other stock-based plans. For 2024, 2023 and 2022, the recognition of total stock-based compensation expense impacted both basic and diluted net income per common share by $0.46, $0.47 and $0.43, respectively.

(15) Employee Benefit Plans

The Company's U.S. employees are eligible to participate in the Company's 401(k) savings plan. The Company provides a base contribution of 2% of an employee's salary, regardless of whether the employee elects to contribute to the plan. Further, the Company matches 100% of employee contributions of up to the first 4% of eligible compensation. The Company's match contributions for the years ended December 31, 2024, 2023 and 2022, were $8.5 million, $8.1 million and $7.6 million, respectively. Charges for Europe pension plans approximated $4.0 million, $3.3 million and $4.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. These costs relate to plans administered by certain European subsidiaries, with benefits calculated according to government requirements and paid out to employees upon retirement or change of employment.

With the acquisition of Bradley on October 23, 2023, the Company acquired the defined benefit retirement plan (the "Pension Plan") of Bradley. The Pension Plan was frozen effective September 30, 2011, and the Pension Plan pension benefit obligation ("PBO") was close to fully funded prior to the acquisition date. The Company terminated the Pension Plan with a plan termination effective date of December 31, 2023. As a result of the plan termination, and similar to the acquisition opening balance sheet liability, the December 31, 2023 balance sheet liability was calculated on a termination basis by valuing the PBO on a going concern basis using the Pension Plan cash flows and a spot curve as of December 31, 2023 conditions, for assumed lump sum election rates, lump sum cost, and insurer premium.

In September 2024, the Company settled its Pension Plan benefit obligations which included the following actions:

- Purchased a non-participating annuity contract for $50.0 million from an insurance company for all retirees and participants that chose annuities as a payment option under the Pension Plan and transferred the related Pension Plan assets and benefit obligations to the insurance company. The payment under the contract to the insurance company was considered an irrevocable action and the settlement was binding.

- Distributed lump sum payments of $14.5 million to participants that chose the lump sum payment option. The lump sum payments paid to participants represented the actuarial equivalent value of the participants' remaining accrued benefits under the Pension Plan as of the distribution date, calculated in accordance with the terms of the plan and based on the participants' ages on the distribution date.

The settlement resulted in a reduction to the projected benefit obligation and a corresponding decrease to plan assets. This transfer of the benefit obligation triggered settlement accounting which required immediate recognition of the cumulative actuarial gains of $0.9 million that were previously recorded in accumulated other comprehensive loss, which were recognized in selling, general and administrative expenses for the year ended December 31, 2024. The associated deferred tax liability of $0.2 million that was previously recorded in accumulated other comprehensive loss and recorded within long term deferred tax liabilities was reversed in the quarter ended September 29, 2024. Pension Plan assets exceeded the benefit obligations at the date of settlement, which resulted in the Company recognizing a surplus asset and a non-cash settlement pre-tax gain of $7.8 million in the third quarter of 2024. The gain was included in selling, general and administrative expenses in the Company's consolidated statement of operations. The surplus plan asset was recognized in prepaid expenses and other current assets and is expected to be settled in cash in the next twenty-four months after the requirements to distribute surplus assets are met in 2025.

The funded status of the defined benefit plans and amounts recognized in the consolidated balance sheets are as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(in millions)	
Change in projected benefit obligation		
Balance at beginning of period	$ 73.5	$ 68.0
Service cost	—	—
Administration costs paid	—	—
Interest cost	1.9	0.7
Actuarial loss (gain)	(6.3)	5.5
Annuity benefits paid	(4.1)	(0.7)
Lump sum benefits paid	(15.0)	—
Annuity sale to insurer	(50.0)	—
Balance at end of year	$ —	$ 73.5
Change in fair value of plan assets		
Balance at beginning of period	$ 74.4	$ 67.9
Actual gain (loss) on plan assets	2.5	7.2
Employer contributions	—	—
Administration costs paid	—	—
Annuity benefits paid	(4.1)	(0.7)
Lump sum settlement benefits paid	(15.0)	—
Annuity settlement sale to insurer	(50.0)	—
Transfer surplus assets	(7.8)	—
Fair value of plan assets at end of the year	$ —	$ 74.4
Funded (underfunded) status at end of year	$ —	$ 0.9

Amounts recognized in the consolidated balance sheets are as follows:

	December 31, 2024	December 31, 2023
	(in millions)	
Current liabilities	$ —	$ —
Noncurrent assets (liabilities)	—	0.9
Net amount recognized	$ —	$ 0.9

Amounts recognized in accumulated other comprehensive loss consist of:

	December 31, 2024	December 31, 2023
	(in millions)	
Net actuarial gain recognized	$ (6.9)	$ (0.9)
Settlement gain	7.8	—
Change in period	$ 0.9	$ (0.9)

The components of net periodic benefit income are as follows:

	Year Ended December 31, 2024		Year Ended December 31, 2023	
	(in millions)			
Service cost - benefits earned	$	—	$	—
Interest costs on benefit obligation		1.9		0.7
Expected return on plan assets		(2.0)		(0.7)
Settlement gain	$	(7.8)	$	—
Net periodic benefit income	$	(7.9)	$	—

Assumptions

Weighted-average assumptions used to determine benefit obligations:

	December 31, 2024	December 31, 2023
	(in millions)	
Discount rate	N/A %	4.64 %

Weighted-average assumptions used to determine net periodic benefit costs:

	December 31, 2024	December 31, 2023
	(in millions)	
Discount rate	4.64 %	5.36 %
Long-term rate of return on plan assets	4.64 %	5.60 %

Discount rates were selected based upon rates of return assuming a plan termination basis as of December 31, 2023. The discount rate selected was the equivalent rate for the estimated settlement liability. In selecting the expected long-term rate of return on plan assets, the Company considers the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of this plan. This includes considering the trust's asset allocation and the expected returns likely to be earned over the life of the plan.

Plan assets

The Company's investment policies employed an approach at the end of fiscal year 2023 to better match the asset allocation to the liability duration due to the asset and liability transfer and plan settlement later in fiscal year 2024. A mix of cash and fixed income investments were used to align to the expected liability settlement and equity investments were no longer part of the portfolio. Fixed income investments consist of domestic and international corporate notes, federal and state treasury notes, and money market funds. Investment and market risk are measured and monitored on an going basis.

The weighted average plan asset allocations by asset category at December 31, 2023 were as follows:

Asset Category	
Cash	39 %
Equity	-
Fixed Income	61
Total	100 %

The following tables present the investments in the Pension Plan measured at fair value at December 31, 2023:

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Cash	$ 28.9	$ —	$ —	$ 28.9
Fixed income securities				
Corporate notes	—	31.7	—	31.7
Treasury notes	12.7	—	—	12.7
Other investments(a)	1.7	—	—	1.7
Total investments	$ 43.3	$ 31.7	$ —	$ 75.0

(a) Includes Aetna Co. Annuity Contract and accrued interest and dividends

Cash flows

The information related to the Company's pension funds cash flow is as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(in millions)	
Employer contributions	**$ —**	$ —
Benefit payments	**4.1**	0.7
Lump sum settlement benefits paid	**15.0**	—
Annuity settlement sale to insurer	**50.0**	—

(16) Contingencies and Environmental Remediation

Accrual and Disclosure Policy

The Company is a defendant in numerous legal matters arising from its ordinary course of operations, including those involving product liability, environmental matters, and commercial disputes.

The Company reviews its lawsuits and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for matters when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company does not establish accruals for such matters when the Company does not believe both that it is probable that a loss has been incurred and that the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is probable is based on its assessment of the ultimate outcome of the matter following all appeals.

Under the FASB-issued ASC 450, *Contingencies*, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight". Thus, references to the upper end of the range of reasonably possible loss for cases in which the Company is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the Company believes the risk of loss is more than slight.

There may continue to be exposure to loss in excess of any amount accrued. When it is possible to estimate the reasonably possible loss or range of loss above the amount accrued for the matters disclosed, that estimate is aggregated and disclosed. The Company records legal costs associated with its legal contingencies as incurred, except for legal costs associated with product liability claims which are included in the actuarial estimates used in determining the product liability accrual.

As of December 31, 2024, the Company estimates that the aggregate amount of reasonably possible loss in excess of the amount accrued for its contingencies is approximately $4.9 million. With respect to the estimate of reasonably possible loss, management has estimated the upper end of the range of reasonably possible loss based on (i) the amount of money damages claimed, where applicable, (ii) the allegations and factual development to date, (iii) available defenses based on the allegations, and/or (iv) other potentially liable parties. This estimate is based upon currently available information and is subject to significant judgment and a variety of assumptions and known and unknown uncertainties. The matters underlying the estimate will change from time to time, and actual results may vary significantly from the current estimate. In the event of an unfavorable outcome in one or more of the matters, the ultimate liability may be in excess of amounts currently accrued, if any, and may be material to the Company's operating results or cash flows for a particular quarterly or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters, as they are resolved over time, is not likely to have a material adverse effect on the financial condition of the Company.

Product Liability

The Company is subject to a variety of potential liabilities in connection with product liability cases. For our most significant volume of liability matters, the Company maintains a high self-insured retention limit within its product liability and general liability coverage, which the Company believes to be generally in accordance with industry practices. For product liability cases in the U.S., management establishes its product liability accrual, which includes estimated legal costs associated with accrued claims. For its most significant volume of liability matters, the Company utilizes third-party actuarial valuations which incorporate historical trend factors, including, but not limited to, claim frequency and loss severity, and the Company's specific claims experience derived from loss reports provided by third-party claims administrators. The product liability accrual is established after considering any applicable insurance coverage. The product liability accrual represents the estimated ultimate losses for all reported and incurred but not reported claims. Changes in the nature of product liability claims or the actual settlement amounts could affect the adequacy of the estimates and require changes to the provisions. Because the liability is an estimate, the ultimate liability may be more or less than reported.

Environmental Remediation

The Company has been named as a potentially responsible party ("PRP") with respect to a limited number of identified contaminated sites. The levels of contamination vary significantly from site to site, as do the related levels of remediation efforts. Environmental liabilities are recorded based on the most probable cost, if known, or on the estimated minimum cost of remediation. Accruals are not discounted to their present value, unless the amount and timing of expenditures are fixed and reliably determinable. The Company accrues estimated environmental liabilities based on assumptions, which are subject to a number of factors and uncertainties. Circumstances that can affect the reliability and precision of these estimates include identification of additional sites, environmental regulations, level of clean-up required, technologies available, number and financial condition of other contributors to remediation and the time period over which remediation may occur. The Company recognizes changes in estimates as new remediation requirements are defined or as new information becomes available.

Chemetco, Inc. Superfund Site, Hartford, Illinois

In August 2017, Watts Regulator Co. (a wholly-owned subsidiary of the Company) received a "Notice of Environmental Liability" from the Chemetco Site Group ("Group") alleging that it is a PRP for the Chemetco, Inc. Superfund Site in Hartford, Illinois (the "Site") because it arranged for the disposal or treatment of hazardous substances that were contained in materials sent to the Site and that resulted in the release or threat of release of hazardous substances at the Site. The letter offered Watts Regulator Co. the opportunity to join the Group and participate in the Remedial Investigation and Feasibility Study ("RI/FS") for a portion of the Site. Watts Regulator Co. joined the Group in September 2017 and was added in March 2018 as a signatory to the Administrative Settlement Agreement and Order on Consent with the United States Environmental Protection Agency ("USEPA") and the Illinois Environmental Protection Agency ("IEPA") governing completion of the RI/FS. The Remedial Investigation report has been completed for the first portion of the site. For that same portion of the site, the draft Feasibility Study ("FS") report was submitted to USEPA and IEPA for review and comment in September 2021. USEPA and IEPA both issued comments on the draft FS. The Group provided responses to the Agency comments on December 1, 2023. The deadline for submission of the revised FS report has been deferred with USEPA's consent until all Agency comments are resolved. Comments and final approval from the USEPA are required to complete the FS process. USEPA has identified the second quarter of 2026 as its targeted milestone for completion of the FS and for the Agency's selection of a remedy.

Based on information currently known to it, management believes that Watts Regulator Co.'s share of the costs of the RI/FS is not likely to have a material adverse effect on the financial condition of the Company, or have a material adverse effect on the Company's operating results for any particular period. The Company is unable to estimate a range of reasonably possible loss for the above matter in which damages have not been specified because: (i) the FS process for the first portion of the Site has not been completed, and the RI/FS process for the remainder of the Site has not yet been initiated, to determine what remediation plans will be implemented and the costs of such plans; (ii) the total amount of material sent to the Site, and the total number of PRPs who may or may not agree to fund or perform any remediation, have not been determined; (iii) the share contribution for PRPs to any remediation has not been determined; and (iv) the number of years required to implement a remediation plan acceptable to USEPA and IEPA is uncertain.

Asbestos Litigation

The Company is defending lawsuits in different jurisdictions alleging injury or death as a result of exposure to asbestos. The complaints in these cases typically name a large number of defendants and do not identify any particular Company products as a source of asbestos exposure. To date, discovery has failed to yield evidence of substantial exposure to any Company products and no judgments have been entered against the Company. Based on information currently known to it, management believes that these matters are not likely to have a material adverse effect on the business or financial condition of the Company, or to have a material adverse effect on the Company's operating results for any particular period.

Other Litigation

Other lawsuits and proceedings or claims, arising from the ordinary course of operations, are also pending or threatened against the Company.

(17) Financial Instruments

Fair Value

The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate fair value because of the short maturity of these financial instruments. The fair value of the Company's variable rate debt under the Revolving Credit Facility approximates its carrying value.

Financial Instruments

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including deferred compensation plan assets and related liabilities, contingent consideration and derivatives. The fair values of these financial assets and liabilities were determined using the following inputs at December 31, 2024 and December 31, 2023:

			Fair Value Measurements at December 31, 2024 Using:		
	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(in millions)		
Assets					
Plan asset for deferred compensation(1)	$ 2.5	$	2.5	$ —	$ —
Interest rate swap(2)	$ 3.8	$	—	$ 3.8	$ —
Designated foreign currency hedges(3)	$ 0.5	$	—	$ 0.5	$ —
Total assets	**$ 6.8**	**$**	**2.5**	**$ 4.3**	**$ —**
Liabilities					
Plan liability for deferred compensation(4)	$ 2.5	$	2.5	$ —	$ —
Interest rate swap(5)	$ 1.0	$	—	$ 1.0	$ —
Total liabilities	**$ 3.5**	**$**	**2.5**	**$ 1.0**	**$ —**

			Fair Value Measurements at December 31, 2023 Using:		
	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(in millions)		
Assets					
Plan asset for deferred compensation(1)	$ 2.3	$	2.3	$ —	$ —
Interest rate swap(2)	$ 6.5	$	—	$ 6.5	$ —
Total assets	$ 8.8	$	2.3	$ 6.5	$ —
Liabilities					
Plan liability for deferred compensation(4)	$ 2.3	$	2.3	$ —	$ —
Interest rate swap(5)	$ 2.0	$	—	$ 2.0	$ —
Designated foreign currency hedges(3)	$ 0.2	$	—	$ 0.2	$ —
Total liabilities	$ 4.5	$	2.3	$ 2.2	$ —

(1) Included on the Company's consolidated balance sheet in other assets (other, net).

(2) As of December 31, 2024, $2.9 million classified in prepaid expenses and other current assets on the Company's consolidated balance sheet and $0.9 million classified in other assets (other, net).

(3) Included on the Company's consolidated balance sheet in prepaid expenses and other current assets.

(4) Included on the Company's consolidated balance sheet in accrued compensation and benefits.

(5) As of December 31, 2024, $0.7 million classified in accrued expenses and other liabilities on the Company's consolidated balance sheet and $0.3 million classified in other noncurrent liabilities.

In connection with the immaterial acquisition of Sentinel Hydrosolutions, LLC ("Sentinel"), completed during the fourth quarter of 2021, a contingent liability of $2.5 million was recognized as the estimate of the acquisition date fair value of the contingent consideration. This liability was classified as Level 3 under the fair value hierarchy as it was based on the probability of achievement of future performance metrics, which were not observable in the market. Failure to meet the performance metrics would reduce this liability to zero, while complete achievement would increase the liability to a maximum contingent consideration of approximately $4.5 million. The Sentinel contingent liability was reversed in the fourth quarter of 2023 as performance metrics were not met.

Cash equivalents consist of instruments with remaining maturities of three months or less at the date of purchase and consist primarily of money market funds, for which the carrying amount is a reasonable estimate of fair value.

The Company uses financial instruments from time to time to enhance its ability to manage risk, including foreign currency and commodity pricing exposures, which exist as part of its ongoing business operations. The use of derivatives exposes the Company to counterparty credit risk for nonperformance and to market risk related to changes in currency exchange rates and commodity prices. The Company manages its exposure to counterparty credit risk through diversification of counterparties. The Company's counterparties in derivative transactions are substantial commercial banks with significant experience using such derivative instruments. The impact of market risk on the fair value and cash flows of the Company's derivative instruments is monitored and the Company restricts the use of derivative financial instruments to hedging activities. The Company does not enter into contracts for trading purposes, nor does the Company enter into any contracts for speculative purposes. The use of derivative instruments is approved by senior management under written guidelines.

Interest Rate Swaps

In order to manage the Company's exposure to changes in cash flows attributable to fluctuations in interest payments related to the Company's floating rate debt, the Company entered into an interest rate swap on March 30, 2021. Under the interest rate swap agreement, the Company received the one-month USD-LIBOR subject to a 0.00% floor and paid a fixed rate of 1.02975% on a notional amount of $100.0 million. On August 2, 2022, the Company amended the interest rate swap to replace LIBOR as a reference rate for borrowings with Term SOFR. Under the amended interest rate swap agreement, the Company receives the one-month Term SOFR subject to a -0.1% floor and pays a fixed rate of 0.942% on a notional amount of $100.0 million. The Company elected the optional expedient in connection with amending its interest rate swap to replace the reference rate from LIBOR to Term SOFR to consider the amendment as a continuation of the existing contract without having to perform an assessment that would otherwise be required under U.S. GAAP. The Company entered into an additional interest rate swap on October 23, 2023, as part of the acquisition of Bradley. Under the interest rate swap agreement, the Company receives the one-month Term SOFR subject to a -0.1% floor and pays a fixed rate of 4.844% on a notional amount of $100.0 million. Both swaps mature on March 30, 2026. The Company formally documents the hedge relationships at hedge inception to ensure that its interest rate swaps qualify for hedge accounting. On a quarterly basis, the Company assesses whether the interest rate swap is highly effective in offsetting changes in the cash flow of the hedged item. The Company does not hold or issue interest rate swaps for trading purposes. The swaps are designated as cash flow hedges. For the years ended December 31, 2024 and 2023, a net loss of $1.2 million and $3.6 million, respectively, was recorded in Accumulated Other Comprehensive Loss to recognize the effective portion of the fair value of the interest rate swaps that qualifies as a cash flow hedge.

Designated Foreign Currency Hedges

The Company's foreign subsidiaries transact most business, including certain intercompany transactions, in foreign currencies. Such transactions are principally purchases or sales of materials. The Company has exposure to a number of foreign currencies, including the Canadian dollar, the euro, and the Chinese yuan. The Company uses a layering methodology, whereby at the end of each quarter, the Company enters into forward exchange contracts hedging Canadian dollar to U.S. dollar, which hedge up to 85% of the forecasted intercompany purchase transactions between one of the Company's Canadian subsidiaries and the Company's U.S. operating subsidiaries for the next twelve months. As of December 31, 2024, all designated foreign exchange hedge contracts were cash flow hedges under ASC 815, *Derivatives and Hedging*. The Company records the effective portion of the designated foreign currency hedge contracts in other comprehensive (loss) income until inventory turns and is sold to a third-party. Once the third-party transaction associated with the hedged forecasted transaction occurs, the effective portion of any related gain or loss on the designated foreign currency hedge is reclassified into earnings within cost of goods sold. In the event the notional amount of the derivatives exceeds the forecasted intercompany purchases for a given month, the excess hedge position will be attributed to the following month's forecasted purchases. However, if the following month's forecasted purchases cannot absorb the excess hedge position from the current month, the effective portion of the hedge recorded in other comprehensive (loss) income will be reclassified to earnings.

The notional amounts outstanding as of December 31, 2024 for the Canadian dollar to U.S. dollar contracts was $15.1 million. The fair value of the Company's designated foreign hedge contracts outstanding as of December 31, 2024 was an asset of $0.5 million. As of December 31, 2024, the amount expected to be reclassified into cost of goods sold from other comprehensive (loss) income in the next twelve months is a gain of $0.2 million.

(18) Segment Information

The Company adopted ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" for its annual reporting beginning January 1, 2024. The Company discloses segment information on the same basis that the Chief Executive Officer, the Company's chief operating decision-maker ("CODM"), manages the segments, evaluates financial results and makes key operating decisions to allocate investments and resources. The Company operates in three geographic and reportable segments: Americas, Europe, and APMEA. Each of these segments sells similar products and solutions and has separate financial results that are reviewed by the CODM. Each segment earns revenue and income almost exclusively from the sale of the Company's products. The Company sells its products into various end markets around the world with sales by region based upon location of the entity recording the sale. See Note 4 for further detail on sales by region of the product categories. The accounting policies for each segment are the same as those described in Note 2 of the Notes to Consolidated Financial Statements.

In the fourth quarter of 2024, the Company's segment performance measure was changed to segment earnings as this is the performance measure used by the CODM in assessing segment performance and deciding how to allocate resources. Prior to the fourth quarter of 2024, the Company's segment performance measure was operating income (loss). Segment earnings excludes the impact of special items defined as non-recurring, and unusual items such as restructuring costs, acquisition-related costs, gain or loss on sale of assets, pension settlements and contingent consideration adjustments. The CODM uses segment earnings for insight into underlying trends comparing past financial performance with current performance by reporting segment on a consistent basis.

The following is a summary of the Company's significant accounts and balances by segment, reconciled to its consolidated financial statements:

| | For the Year Ended December 31, 2024 | | | |
| | Americas | Europe | APMEA | Total |
	(in millions)			
Net sales				
Net sales from external customers	$ 1,664.9	$ 453.3	$ 134.0	$ 2,252.2
Intersegment sales	8.9	23.0	84.7	116.6
Total segment net sales	$ 1,673.8	$ 476.3	$ 218.7	$ 2,368.8
Reconciliation of net sales				
Elimination of intersegment sales				(116.6)
Total consolidated net sales				$ 2,252.2
Less (a)				
Segment cost of goods sold	831.5	312.6	154.3	
Segment selling, general and administrative	409.5	99.6	37.2	
Segment research and development	56.8	10.9	2.7	
Segment earnings	376.0	53.2	24.5	453.7
Reconciliation of segment earnings to income before income taxes				
Segment special items (b)				(7.5)
Corporate operating loss (c)				(55.8)
Consolidated operating income				390.4
Interest income				(8.9)
Interest expense				14.7
Other income, net				(1.4)
Income before income taxes				$ 386.0

| | For the Year Ended December 31, 2023 | | | |
| | Americas | Europe | APMEA | Total |
	(in millions)			
Net sales				
Net sales from external customers	$ 1,428.1	$ 512.1	$ 116.1	$ 2,056.3
Intersegment sales	7.9	24.7	85.2	117.8
Total segment net sales	$ 1,436.0	$ 536.8	$ 201.3	$ 2,174.1
Reconciliation of net sales				
Elimination of intersegment sales				(117.8)
Total consolidated net sales				$ 2,056.3
Less (a)				
Segment cost of goods sold	709.6	353.9	146.0	
Segment selling, general and administrative	342.5	100.7	34.2	
Segment research and development	55.4	9.8	1.8	
Segment earnings	328.5	72.4	19.3	420.2
Reconciliation of segment earnings to income before income taxes				
Segment special items (b)				(8.5)
Corporate operating loss (c)				(60.8)
Consolidated operating income				350.9
Interest income				(7.2)
Interest expense				8.2
Other expense, net				0.4
Income before income taxes				$ 349.5

	For the Year Ended December 31, 2022			
	Americas	Europe	APMEA	Total
	(in millions)			
Net sales				
Net sales from external customers	$ 1,390.0	$ 499.1	$ 90.4	$ 1,979.5
Intersegment sales	11.1	24.7	71.4	107.2
Total segment net sales	$ 1,401.1	$ 523.8	$ 161.8	$ 2,086.7
Reconciliation of net sales				
Elimination of intersegment sales				(107.2)
Total consolidated net sales				$ 1,979.5
Less (a)				
Segment cost of goods sold	743.0	348.8	120.3	
Segment selling, general and administrative	322.2	93.3	26.3	
Segment research and development	49.8	8.3	1.3	
Segment earnings	286.1	73.4	13.9	373.4
Reconciliation of segment earnings to income before income taxes				
Segment special items (b)				(8.8)
Corporate operating loss (c)				(49.6)
Consolidated operating income				315.0
Interest income				(0.6)
Interest expense				7.0
Other expense, net				1.0
Income before income taxes				$ 307.6

(a) The significant expense categories and amounts align with segment-level information that is regularly provided to the CODM. Significant segment expenses exclude certain expenses incurred and benefits recognized, see footnote (b). Intersegment expenses are included within the amounts shown.

(b) Segment special items are excluded from segment earnings and defined as nonrecurring and unusual expenses incurred or benefits recognized such as restructuring costs, acquisition-related costs, gain or loss on sale of assets, pension settlements and contingent consideration adjustments.

(c) Corporate expenses are primarily for administrative compensation expense, compliance costs, professional fees, including corporate-related legal and audit expenses, shareholder services and benefit administration costs. Corporate special items are included within the amounts shown and consist of acquisition-related costs.

	For the Years Ended December 31,		
	2024	2023	2022
	(in millions)		
Capital expenditures			
Americas	$ 23.8	$ 20.8	$ 16.2
Europe	9.6	8.0	11.2
APMEA	1.9	0.9	0.7
Consolidated capital expenditures	$ 35.3	$ 29.7	$ 28.1
Depreciation and amortization			
Americas	$ 42.9	$ 31.5	$ 27.4
Europe	9.2	9.6	10.3
APMEA	2.3	2.2	2.0
Consolidated depreciation and amortization	$ 54.4	$ 43.3	$ 39.7
Identifiable assets (at end of period)			
Americas	$ 1,728.0	$ 1,605.7	$ 1,222.8
Europe	534.1	569.1	583.5
APMEA	134.9	134.6	124.6
Consolidated identifiable assets	$ 2,397.0	$ 2,309.4	$ 1,930.9
Property, plant and equipment, net (at end of period)			
Americas	$ 182.9	$ 174.0	$ 124.1
Europe	67.0	69.9	68.4
APMEA	4.9	4.3	4.3
Consolidated property, plant and equipment, net	$ 254.8	$ 248.2	$ 196.8

The following includes U.S. net sales and U.S. property, plant and equipment of the Company's Americas segment:

	December 31,		
	2024	2023	2022
	(in millions)		
U.S. net sales	$ 1,558.5	$ 1,324.4	$ 1,301.2
U.S. property, plant and equipment, net (at end of year)	$ 170.9	$ 161.5	$ 119.0

(19) Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	Foreign Currency Translation	Pension Adjustment	Cash Flow Hedges (1)	Accumulated Other Comprehensive Loss
	(in millions)			
Balance December 31, 2022	$ (157.0)	$ —	$ 7.1	$ (149.9)
Change in period	9.7	0.7	(3.9)	6.5
Balance December 31, 2023	$ (147.3)	$ 0.7	$ 3.2	$ (143.4)
Change in period	**(31.6)**	**(0.7)**	**(0.7)**	**(33.0)**
Balance December 31, 2024	**$ (178.9)**	**$ —**	**$ 2.5**	**$ (176.4)**

(1) Cash flow hedges include interest rate swaps and designated foreign currency hedges. See Note 17 for further details.

(20) Subsequent Events

On February 3, 2025, the Board of Directors authorized a restructuring program with respect to the Company's operating facility in Hautvillers, France. The restructuring program includes the shutdown of the foundry at the Company's manufacturing facility in Hautvillers, France and to relocate the facility's other production activities primarily to the Company's other facilities in France and other locations in Europe. The program is expected to include pre-tax charges totaling approximately $22 million, including costs for severance, relocation, facility exit and clean-up and certain asset write-downs, and result in the elimination of approximately 96 positions at the Hautvillers, France facility. Severance costs make up the majority of the program costs and are estimated to approximate $18 million. As a result of the facility consolidations the net headcount reduction in France is expected to be approximately 68 positions. Total net after-tax charges for this restructuring program are expected to be approximately $16 million, of which non-cash charges are immaterial, with costs being incurred through the end of 2026, at which time the restructuring program is expected to be completed. The Company expects to spend approximately $1 million in capital expenditures to consolidate operations.

On February 3, 2025, the Company declared a quarterly dividend of forty-three cents ($0.43) per share on each outstanding share of Class A common stock and Class B common stock payable on March 14, 2025 to stockholders of record on February 28, 2025.

Business Acquisition

On January 2, 2025, the Company completed the acquisition of I-CON Systems ("I-CON") in a share purchase transaction funded with cash on hand. The aggregate net purchase price was approximately $70.6 million, net of cash of $2.5 million, and is subject to a final post-closing working capital adjustment. I-CON is headquartered in Oviedo, Florida, and is a leading designer and manufacturer of intelligent plumbing controls, addressing the unique challenges of water management in correctional facilities. The Company will account for the transaction as a business combination in the first quarter of 2025.

Watts Water Technologies, Inc. and Subsidiaries
Schedule II—Valuation and Qualifying Accounts
(Amounts in millions)

	Balance At Beginning of Period	Additions Charged To Expense	Foreign Exchange/Acquisitions Impact	Deductions	Balance At End of Period
Year Ended December 31, 2022					
Accounts Receivable Reserve Allowances	$ 10.3	5.2	(0.3)	(4.5)	$ 10.7
Reserve for excess and obsolete inventories	$ 33.0	17.5	(0.9)	(10.1)	$ 39.5
Year Ended December 31, 2023					
Accounts Receivable Reserve Allowances	$ 10.7	4.0	1.7	(4.5)	$ 11.9
Reserve for excess and obsolete inventories	$ 39.5	16.3	5.9	(16.6)	$ 45.1
Year Ended December 31, 2024					
Accounts Receivable Reserve Allowances	**$ 11.9**	**6.5**	**(0.1)**	**(6.4)**	**$ 11.9**
Reserve for excess and obsolete inventories	**$ 45.1**	**21.4**	**0.3**	**(12.6)**	**$ 54.2**

Exhibit No.	Description
3.1	Restated Certificate of Incorporation, as amended. Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 25, 2023 (File No. 001-11499).
3.2	Amended and Restated By-Laws. Incorporated by reference to the Registrant's Current Report on Form 8-K dated July 31, 2023 (File No. 001-11499).
4†	Description of the Registrant's Class A Common Stock.
9.1	The Amended and Restated George B. Horne Voting Trust Agreement—1997 dated as of September 14, 1999. Incorporated by reference to the Registrant's Annual Report on Form 10-K for year ended June 30, 1999 (File No. 001-11499).
10.1*	Supplemental Compensation Agreement effective as of September 1, 1996 between the Registrant and Timothy P. Horne. Incorporated by reference to the Registrant's Annual Report on Form 10-K for year ended June 30, 1996 (File No. 001-11499).
10.2*	Amendment No. 1, dated July 25, 2000, to Supplemental Compensation Agreement effective as of September 1, 1996 between the Registrant and Timothy P. Horne. Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for quarter ended September 30, 2000 (File No. 001-11499).
10.3*	Amendment No. 2, dated October 23, 2002, to Supplemental Compensation Agreement effective as of September 1, 1996 between the Registrant and Timothy P. Horne. Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 001-11499).
10.4*	Amendment No. 3, dated August 18, 2015, to Supplemental Compensation Agreement effective as of September 1, 1996 between the Registrant and Timothy P. Horne. Incorporated by reference to the Registrant's Current Report on Form 8-K dated August 18, 2015 (File No. 001-11499).
10.5	Amended and Restated Stock Restriction Agreement dated October 30, 1991. Incorporated by reference to the Registrant's Current Report on Form 8-K dated November 14, 1991 (File No. 001-11499).
10.6	Amendment, dated August 26, 1997, to Amended and Restated Stock Restriction Agreement dated October 30, 1991. Incorporated by reference to the Registrant's Annual Report on Form 10-K for year ended June 30, 1997 (File No. 001-11499).
10.7	Registration Rights Agreement dated July 25, 1986. Incorporated by reference to the Registrant's Form S-1 (No. 33-6515) as part of the Second Amendment to such Form S-1 dated August 21, 1986.
10.8*	Form of Indemnification Agreement between the Registrant and certain directors and officers of the Registrant. Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-11499).
10.9*	Watts Water Technologies, Inc. Executive Officer Incentive Bonus Plan. Incorporated by reference to the Registrant's Current Report on Form 8-K dated February 6, 2019 (File No. 001-11499).
10.10*	Non-Employee Director Compensation Arrangements. Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 27, 2022 (File No. 001-11499).
10.11*	Watts Water Technologies, Inc. Management Stock Purchase Plan Amended and Restated as of November 1, 2021. Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-11499).
10.12*	Watts Water Technologies, Inc. Third Amended and Restated 2004 Stock Incentive Plan. Incorporated by reference to the Registrant's Current Report on Form 8-K dated May 11, 2022 (File No. 001-11499).
10.13*	Form of Deferred Stock Award Agreement under the Watts Water Technologies, Inc. Third Amended and Restated 2004 Stock Incentive Plan. Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 26, 2022 (File No. 001-11499).
10.14*	Form of 2022 Performance Stock Unit Award Agreement under the Watts Water Technologies, Inc. Second Amended and Restated 2004 Stock Incentive Plan. Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 27, 2022 (File No. 001-11499).

Exhibit No.	Description
10.15*	Form of 2023 Performance Stock Unit Award Agreement under the Watts Water Technologies, Inc. Third Amended and Restated 2004 Stock Incentive Plan. Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 26, 2023 (File No. 001-11499).
10.16*	Form of 2024 Performance Stock Unit Award Agreement under the Watts Water Technologies, Inc. Third Amended and Restated 2004 Stock Incentive Plan. Incorporated by reference to the Registrant's Quarterly Report on Form 10 Q for the quarter ended March 31, 2024 (File No. 001-11499).
10.17*	Watts Water Technologies, Inc. Executive Severance Plan, as amended and restated as of February 8, 2018. Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 001-11499).
10.18+	Third Amended and Restated Credit Agreement, dated as of July 12, 2024, by and among the Registrant, the Subsidiary Borrowers party thereto, the Lenders party thereto, JP Morgan Chase Bank, N.A., as Administrative Agent, Bank of America N.A., HSBC Bank USA, National Association, TD Bank, N.A. and Wells Fargo Bank, National Association, as Co-Syndication Agents, and Citibank, N.A., PNC Bank, National Association, and U.S. Bank National Association, as Co-Documentation Agents. Incorporated by reference to the Registrant's Current Report on Form 8-K dated July 15, 2024 (File No. 001-11499).
10.19+	Third Amended and Restated Guaranty, dated as of July 12, 2024, by the Registrant and the Subsidiaries of the Registrant set forth therein, in favor of JPMorgan Chase Bank, N.A. and the other lenders referred to therein. Incorporated by reference to the Registrant's Current Report on Form 8-K dated July 15, 2024 (File No. 001-11499).
19†	Insider Trading Compliance Policy
21†	Subsidiaries
23†	Consent of KPMG LLP, Independent Registered Public Accounting Firm
31.1†	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
31.2†	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
32.1††	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
32.2††	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350
97*	Policy for Recovery of Erroneously Awarded Compensation. Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-11499).
101.INS†	Inline XBRL Instance Document.
101.SCH†	Inline XBRL Taxonomy Extension Schema Document.
101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF†	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

*   Management contract or compensatory plan or arrangement.

†   Filed herewith.

††   Furnished herewith.

+   The annexes, schedules, and certain exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish a supplemental copy of any omitted schedule or similar attachment to this Exhibit to the Securities and Exchange Commission upon its request.

Attached as Exhibit 101 to this report are the following formatted in Inline XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Operations for the Years ended December 31, 2024, 2023 and 2022, (ii) Consolidated Statements of Comprehensive Income for the Years ended December 31, 2024, 2023 and 2022, (iii) Consolidated Balance Sheets at December 31, 2024 and December 31, 2023, (iv) Consolidated Statements of Stockholders' Equity for the Years ended December 31, 2024, 2023 and 2022, (v) Consolidated Statements of Cash Flows for the Years ended December 31, 2024, 2023 and 2022, and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WATTS WATER TECHNOLOGIES, INC.

By: /s/ ROBERT J. PAGANO, JR.
Robert J. Pagano, Jr.
Chief Executive Officer and President

DATED: February 18, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT J. PAGANO, JR. Robert J. Pagano, Jr.	Chief Executive Officer, President, Chairperson of the Board and Director (Principal Executive Officer)	February 18, 2025
/s/ SHASHANK PATEL Shashank Patel	Chief Financial Officer (Principal Financial Officer)	February 18, 2025
/s/ VIRGINIA A. HALLORAN Virginia A. Halloran	Chief Accounting Officer (Principal Accounting Officer)	February 18, 2025
/s/ REBECCA J. BOLL Rebecca J. Boll	Director	February 14, 2025
/s/ MICHAEL J. DUBOSE Michael J. Dubose	Director	February 17, 2025
/s/ DAVID A. DUNBAR David A. Dunbar	Lead Independent Director	February 17, 2025
/s/ LOUISE K. GOESER Louise K. Goeser	Director	February 17, 2025
/s/ KENNETH NAPOLITANO Kenneth Napolitano	Director	February 14, 2025
/s/ JOSEPH T. NOONAN Joseph T. Noonan	Director	February 14, 2025
/s/ MERILEE RAINES Merilee Raines	Director	February 14, 2025
/s/ JOSEPH W. REITMEIER Joseph W. Reitmeier	Director	February 14, 2025

WATTS WATER TECHNOLOGIES, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES EXCLUDING THE EFFECT OF ADJUSTMENTS FOR SPECIAL ITEMS
(Amounts in millions, except per share information)
(Unaudited)

		December 31, 2024		December 31, 2023		Year Ended December 31, 2022		December 31, 2021		December 31, 2020
Net sales	$	2,252.2	$	2,056.3	$	1,979.5	$	1,809.2	$	1,508.6
Operating income	$	390.4	$	350.9	$	315.0	$	239.6	$	181.1
Operating margin %		*17.3%*		*17.1%*		*15.9%*		*13.2%*		*12.0%*
Adjustments for special items:										
Restructuring and long-lived asset impairment charges		7.2		5.5		10.6		19.3		11.3
Acquisition-related costs		14.2		11.3		-		-		1.3
Pension settlement		(7.8)		-		-		-		-
Contingent consideration adjustment		-		(2.5)		-		-		(1.5)
(Gain) loss on sale of assets and other adjustments		(4.4)		-		(1.8)		-		1.7
Total adjustments for special items	$	9.2	$	14.3	$	8.8	$	19.3	$	12.8
Adjusted operating income	$	399.6	$	365.2	$	323.8	$	258.9	$	193.9
Adjusted operating margin %		*17.7%*		*17.8%*		*16.4%*		*14.3%*		*12.9%*
Net Income	$	291.2	$	262.1	$	251.5	$	165.7	$	114.3
Adjustments for special items - tax effected:										
Restructuring and long-lived asset impairment charges		5.4		4.1		7.9		14.1		8.4
Acquisition-related costs		10.7		8.3		-		-		1.0
Pension settlement		(5.8)		-		-		-		-
Contingent consideration adjustment		-		(2.5)		-		-		(1.5)
(Gain) loss on sale of assets and other adjustments		(4.5)		-		(1.4)		-		0.1
Tax adjustment items		-		5.3		(18.2)		7.2		9.7
Total adjustments for special items - tax effected	$	5.8	$	15.2	$	(11.7)	$	21.3	$	17.7
Adjusted net income	$	297.0	$	277.3	$	239.8	$	187.0	$	132.0
Diluted earnings per share	$	8.69	$	7.82	$	7.48	$	4.88	$	3.36
Adjustments for special items		0.17		0.45		(0.35)		0.64		0.52
Adjusted diluted earnings per share	$	8.86	$	8.27	$	7.13	$	5.52	$	3.88

WATTS WATER TECHNOLOGIES, INC. AND SUBSIDIARIES
CALCULATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION "EBITDA" TO ADJUSTED EBITDA
(Amounts in millions, except per share information)
(Unaudited)

		December 31, 2024		December 31, 2023		Year Ended December 31, 2022		December 31, 2021		December 31, 2020
Net sales	$	2,252.2	$	2,056.3	$	1,979.5	$	1,809.2	$	1,508.6
Net Income	$	291.2	$	262.1	$	251.5	$	165.7	$	114.3
Plus: Interest expense, net		5.8		1.0		6.4		6.2		13.3
Plus: Income taxes		94.8		87.4		56.1		68.4		52.7
Plus: Depreciation		34.6		30.1		27.6		31.4		31.3
Plus: Amortization		19.8		13.2		12.1		13.7		15.2
EBITDA		446.2		393.8		353.7		285.4		226.8
EBITDA Margin %		*19.8%*		*19.2%*		*17.9%*		*15.8%*		*15.0%*
Adjustments for special items	$	7.8	$	14.3	$	8.8	$	18.3	$	12.3
Adjusted EBITDA	$	453.7	$	408.1	$	362.5	$	303.7	$	239.1
Adjusted EBITDA margin %		*20.1%*		*19.9%*		*18.3%*		*16.8%*		*15.9%*

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Global Leadership Team


Robert J. Pagano, Jr.
Chief Executive Officer, President


Monica Barry
Chief Human Resources Officer


James F. Dagley
President, Watts Applied Solutions


Andre Dhawan
Chief Operating Officer


Kenneth R. Lepage
General Counsel, Chief Compliance Officer, Chief Sustainability Officer, and Secretary


Elie A. Melhem
President, Asia-Pacific, the Middle East, and Africa


Shashank Patel
Chief Financial Officer
(Ret. 2025)


Ram Ramakrishnan
Executive Vice President, Strategy and Business Development

Board of Directors


Rebecca Boll
Director


Michael J. DuBose
Chairperson of Governance and Sustainability Committee


David A. Dunbar
Lead Independent Director


Louise K. Goeser
Chairperson of Compensation Committee


Kenneth Napolitano
Director


Joseph T. Noonan
Director


Robert J. Pagano, Jr.
Chairperson of the Board of Directors


Merilee Raines
Chairperson of the Audit Committee


Joseph W. Reitmeier
Director

Corporate Information

Executive Offices
815 Chestnut Street North Andover, MA 01845-6098 Tel: (978) 688-1811

Registrar and Transfer Agent
Broadridge Corporate Issuer Solutions, Inc. P.O. Box 1342 Brentwood, NY 11717 Tel: (877) 830-4936

Stock Listing
NY Stock Exchange Symbol: WTS

Auditors
KPMG LLP Two Financial Center 60 South Street Boston, MA 02111

This Annual Report contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that relate to prospective events or developments are forward-looking statements. Also, words such as "intend," "believe," "anticipate," "plan," "expect," and similar expressions identify forward-looking statements. We cannot assure investors that our assumptions and expectations will prove to have been correct. There are a number of factors that could cause our actual results to differ materially from those indicated or implied by forward-looking statements. These factors include, but are not limited to, those set forth in the section titled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2024, included in this Annual Report. Except as required by law, we undertake no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information on Watts Water Technologies, visit our investor website by scanning the QR code or visiting Watts.com/Investors



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Annual Report 2025-12
© 2025 Watts Water Technologies, Inc.
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